UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
Herzliya 46140, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒          Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated November 26, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. (the “Company”) Presents Its Translated From Hebrew
Interim Financial Statements as of September 30, 2012

Attached hereto is an English translation (from Hebrew) of our interim financial statements and additional information as submitted on the Tel Aviv Stock Exchange.

The following documents are included:

A.	Board of Directors' Report as of September 30, 2012.

B.	Reviewed Condensed Consolidated Financial Statements as of September 30, 2012.

C.	Separate Financial Information as of September 30, 2012 in accordance with Regulation 38d of the Israeli Securities Regulations (Periodical and Immediate Reports) - 1970.

D.	Interim Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure as of September 30, 2012, Pursuant to Regulation 38c(a) of the Israeli Securities Authority.

E.	Condensed Pro Forma Interim Consolidated Financial Statements as of September 30, 2012, in accordance with Regulation 38b of the Israeli Securities Regulations (Periodical and Immediate Reports) – 1970.

F.	Condensed Pro Forma Interim Consolidated Financial Statements as of June 30, 2012, in accordance with Regulation 38b of the Israeli Securities Regulations (Periodical and Immediate Reports) – 1970.

XTL BIOPHARMACEUTICALS LTD.

DIRECTORS' REPORT ON THE COMPANY'S STATE OF AFFAIRS

AS OF SEPTEMBER 30, 2012

The board of directors of XTL Biopharmaceuticals Ltd. ("the Company") hereby presents the Company directors' report for the nine and three-month periods ended September 30, 2012.

The data presented in this report relate to the Company and its subsidiaries on a consolidated basis ("the Group"), unless explicitly stated otherwise.

The directors' report contains, among other, a brief description of the Company's business, its financial position, an analysis of operating results and the effect of events during the reporting period on the data in the consolidated financial statements of the Company as of September 30, 2012 ("the financial statements"). The directors' report was prepared based on the assumption that the reader also has at its disposal the directors' report for the year ended December 31, 2011.

1.	PART 1 - THE BOARD OF DIRECTORS' EXPLANATIONS FOR THE STATE OF THE CORPORATION'S BUSINESS

1.1	A brief description of the Company's business

The Company was incorporated under the Israeli Companies Law on March 9, 1993. The Company is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs, improvement of existing medical treatment and business development in the medical realm.

On July 25, 2012, the Company acquired approximately 50.79% of the issued and outstanding share capital of InterCure Ltd. ("InterCure"), a public company whose shares are traded on the Tel-Aviv Stock Exchange ("TASE") and which is engaged in research, development, marketing and sales of home therapeutic devices for non-medicinal and non-invasive treatment of various diseases such as hypertension, heart failure, sleeplessness and mental stress. For additional details regarding this acquisition, see item 1.2.11 below.

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As of the reporting date, the Company is in the planning and preparation stages for implementing Phase 2 clinical trial of rHuEPO drug designated to treat multiple myeloma cancer patients . As part of these preparations, the Company conducts a research which includes collection of data relating to the level of specific proteins in the blood of a group of patients with multiple myeloma, which will assist in focusing the Phase 2 clinical trial protocol. These collected research data will be integrated in the above Phase 2 clinical trial. The Company expanded this research to additional centers in order to collect data beyond the original research plan and it estimates that the research will conclude towards the end of 2012. With the conclusion of the above research, the Company will start the procedure to apply for an approval to commence Phase 2 clinical trial which the Company estimates is expected to be issued by the end of the first half of 2013.

On May 29, 2011, the Company received from the U.S. Food and Drug Administration ("FDA"), a sub-unit of the Health and Human Services ("HHS"), an orphan drug designation for its rHuEPO drug for the treatment of multiple myeloma blood cancer for which it owns a patent through 2019.

An "orphan drug" is defined as a drug for treating diseases that affect a relatively small number of people. In the U.S., an "orphan drug" is defined as a disease affecting fewer than 200,000 people a year. To encourage the development of drugs for these diseases, the different regulatory authorities grant benefits and incentives to developers. The main standard benefit of orphan drugs in the U.S. is receiving seven years of marketing exclusivity from the date of receiving marketing approval from the FDA, as far as the FDA gives such approval. Other benefits are local U.S. tax credits for research and development expenses and waiver of FDA filing fees.

On November 30, 2011, the Company completed the MinoGuard transaction in the framework of which the Company acquired the activity of MinoGuard Ltd. ("MinoGuard"), which was founded by Mor Research Applications Ltd. ("Mor"), by obtaining an exclusive license to use MinoGuard's entire technology, including the SAM-101 drug, a combined drug for the treatment of mental disorders focusing on schizophrenia disorder, in return for royalties on sales and milestone payments throughout the clinical development process, without making any other payment. This drug is based on a combination of existing anti-psychotic drugs and a recognized medicinal compound (Minocycline).

For additional details regarding the MinoGuard agreements, see Note 15a to the consolidated financial statements for 2011.

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As of September 30, 2012, the Company has several subsidiaries as detailed below:

a.	InterCure, a public company whose shares are traded on the TASE (see more details in item 1.2.11 below).

b.	Xtepo Ltd. ("Xtepo") - an Israeli privately-held company incorporated in November 2009 which holds a license for the exclusive use of the patent for rHuEPO drug for multiple myeloma (see also Note 1 to the Company's financial statements hereby attached).

c.	XTL Biopharmaceuticals Inc. ("XTL Inc.") a U.S. company incorporated in 1999 under the laws of the State of Delaware and was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary (a sub-subsidiary of the Company), XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and was engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine"). In March 2010, the Company terminated the agreement with DOV Pharmaceutical Inc., the owner of the Bicifadine patent, and all rights under the agreement were reverted to DOV Pharmaceutical Inc. in coordination with it. As of the date of the approval of the financial statements, XTL Inc. and XTL Development are inactive.

After the date of the statement of financial position, on November 21, 2012, the Company purchased approximately 31.35% issued and outstanding share capital of Proteologics Ltd. ("Proteologics"), a public company traded on the Tel-Aviv Stock Exchange, in consideration of approximately NIS 6.5 million (approximately $ 1.7 million), which were paid in cash (see 4.1.2 below).

The Company is a public company traded on the TASE whose American Depository Receipts ("ADRs") are quoted on the Pink Sheets (see also item 1.2.9 below).

During the period, the Company raised through a private placement and exercise of tradable and non-tradable warrants from March 2012 to the date of the approval of the financial statements total net proceeds of approximately $ 4.25 million (approximately NIS 16.1 million). For additional details, see items 1.2.4, 1.2.14 and 4.1.1 below.

1.2	Significant events during the period

1.2.1	On January 29, 2012, 39,000 options which had been granted in 1997 to a service provider expired.

1.2.2	On February 13, 2012 and based on the decisions of the Company's board of directors ("BOD") and audit committee of February 12, 2012, the Company announced the convening of an annual general meeting of the Company's shareholders whose agenda would be the following proposed resolutions:

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1.2.2.1	To reappoint directors - to reappoint, on an individual basis, Messrs. Amit Yonay, Marc Allouche and David Grossman as directors in the Company until the next annual meeting.

1.2.2.2	To reappoint external directors - to reappoint, on an individual basis, Mrs. Dafna Cohen and Mr. Jaron Diament as external directors in the Company for another (second) term from March 19, 2012.

1.2.2.3	To approve a contingent bonus award to the Company's CEO - if the Company effects a capital raising round during a period of 36 months from the date of this resolution, the Company will pay the CEO a bonus equal to 1.2% of the above capital raising amount up to a maximal amount of $ 200 thousand.

1.2.2.4	Subject to the approval of subsection 1.2.2.2 above, the Company will allocate to each of the external directors, at no consideration, 150,000 unregistered options to purchase 150,000 Ordinary shares of the Company of NIS 0.1 par value each (a total of 300,000 options) at an exercise price equal to NIS 0.58633 per option. According to the provisions of IFRS 2, the fair value of all options on the date of approval by the general meeting of the Company using the Black-Scholes model was approximately $ 79 thousand. The maximal option term is 10 years from the grant date. 33% of the options are exercisable immediately after their allocation and the remaining options are exercisable in 24 equal tranches every month from the date of grant over a two-year period.

On March 19, 2012, the annual general meeting of the Company's shareholders was convened and the issues discussed above were approved.

1.2.3	On March 14, 2012, the Company signed a strategic collaboration master agreement with Clalit Health Services - Clalit Research Institute Ltd. ("the Institute") and Mor Research Applications Ltd. ("Mor") according to which the Institute provides the Company the right to receive contents which are based on the Institute's database in connection with technologies that stem from inventions and patents of Clalit Health Services' physicians, in projects whose content shall be agreed upon by the Company, the Institute and Mor in advance and in writing.

In consideration for the above, the Company shall pay the Institute the cost basis related to the Institute's activity in the framework of any project plus an additional 10% of the total royalties to which Mor is entitled pursuant to its agreements with the Company in connection with each technology for which rights were granted to the Company.
This agreement may be terminated by giving a written and advance notice of 180 days by any of the parties on condition that all joint active projects have reached their end.

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The Company estimates that access to data through this agreement will enable the Company to evaluate the safety and efficacy data of the technologies under development as well as technologies whose development has not yet commenced.

1.2.4	On March 18, 2012, the Company's BOD approved a private placement to institutional and private (foreign as well as Israeli) investors for a total of approximately $ 2.4 million (approximately NIS 9.1 million). According to the private placement, the Company allocated 11,560,362 Ordinary shares of the Company of NIS 0.1 par value each, 3,853,454 warrants (series A) and 1,926,727 warrants (series B).

Warrants (series A) are each exercisable into one Ordinary share of NIS 0.1 par value from the date of allocation (March 18, 2012) to September 17, 2012 for an exercise increment of NIS 1.046 per share, linked to the U.S. dollar. During the period, 560,000 warrants (series A) were exercised into 560,000 Ordinary shares of the Company of NIS 0.1 par value each for a total amount of approximately $ 155 thousand. On September 17, 2012, the outstanding 3,293,454 warrants (series A) expired. See additional information on the exercise of warrants (series A) in the period in item 1.2.14 below.

Warrants (series B) are each exercisable into one Ordinary share of NIS 0.1 par value from the date of allocation (March 18, 2012) to March 17, 2015 for an exercise increment of NIS 1.124 per share, linked to the U.S. dollar.

1.2.5	On April 12, 2012, the Company's BOD approved the appointment of Dr. Ben-Zion Weiner as an independent director in the Company.

1.2.6	On April 12, 2012, the Company's BOD approved to allocate 1,810,000 options that are exercisable into 1,810,000 Ordinary shares of the Company of NIS 0.1 par value each for an exercise increment of NIS 0.9 per share and pursuant to the Company's approved option plan as follows: 1,710,000 options to the Deputy CEO and CFO and 100,000 options to employees in the Company. Pursuant to the guidance of IFRS 2, the fair value of all options on the grant date (the date of Company's BOD's resolution), using the Black-Scholes model was approximately $ 399 thousand. The maximal option term is 10 years from the grant date. The options are exercisable in twelve equal tranches every quarter over a three-year period.

The value of each option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 153.85%, risk-free interest rate of 3.67%-4.22% and expected life of 5 to 6.5 years.

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1.2.7	Based on the decision of the Company's BOD of April 12, 2012, the Company's BOD approved the convening of an extraordinary general meeting whose agenda will discuss the allocation of 4,408,000 options to a director in the Company that are exercisable into 4,408,000 Ordinary shares of the Company of NIS 0.1 par value each for an exercise increment of NIS 0.9 per share. Pursuant to the guidance of IFRS 2, the fair value of all options on the date of approval by the Company's extraordinary meeting, using the Black-Scholes model, was approximately $ 1,255 thousand. Also, on the agenda of the extraordinary general meeting is the allocation of 1,500,000 options to the Company's CEO that are exercisable into 1,500,000 Ordinary shares of the Company of NIS 0.1 par value each for an exercise increment of NIS 0.9 per share. Pursuant to the guidance of IFRS 2, the fair value of all options on the date of approval by the Company's extraordinary meeting, using the Black-Scholes model, was approximately $ 427 thousand. The maximal option term is 10 years from the grant date. The options will vest in twelve equal tranches every quarter from the date of grant over a three-year period.

On May 29, 2012, the extraordinary general meeting of the Company's shareholders was convened and the allocation of options discussed above was approved.

The value of each option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 154.09%, risk-free interest rate of 3.90%-4.16% and expected life of 5 to 6.5 years.

1.2.8	On April 12, 2012, the Company entered into an unbinding letter of intent with Kitov Pharmaceuticals Ltd. ("Kitov") according to which the Company intends to acquire the entire share capital of Kitov in consideration of the allocation of Company shares and milestone payments throughout the development progress of Kitov's products. Kitov researches and develops combination drugs. Kitov's lead drug is ready for a Phase 3 clinical trial and is focused on pain induced by osteoarthritis and treatment of hypertension. On June 18, 2012, the Company's Board approved to enter into a binding agreement according to which the Company will acquire the entire issued and outstanding share capital of Kitov by a reverse triangular merger subject to the fulfillment of certain prerequisites.

1.2.9	On June 1, 2012, the Company filed an application for relisting its ADRs on the NASDAQ, which is subject to complying with all the required criteria that is examined by the NASDAQ Listing Qualifications Committee, including the criteria of minimum ADR price (according to the different listing criteria). On September 24, 2012, the Company's Board approved to change the number of ADRs such that 20 Ordinary shares of the Company form one ADR, this in order to support the Company's compliance with the NASDAQ's ADR listing requirements. The record date of the change in ADR ratio is October 4, 2012.

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1.2.10	On June 10, 2012, the Company was notified by the TASE that effective from June 17, 2012, the Company's securities will be traded on the TA MidCap-50 and on the TA BlueTech-50.

1.2.11	On June 13, 2012, the Company entered into an agreement in principles with InterCure according to which, subject to carrying out the debt settlement pursuant to Article 350 to the Israeli Companies Law, 1999 ("the settlement") before the transaction in which InterCure will convert its entire debts into Ordinary shares of InterCure based on the distribution mechanism determined with all its debtors (including its employees) is consummated, the Company will acquire the control over InterCure in consideration for investing an aggregate amount of approximately $ 2.7 million, partly in cash and partly by the allocation of Company shares. Also, besides the Company's investment in InterCure, a third party ("Medica Fund") will invest in InterCure an amount of approximately $ 630 thousand.

As part of the prerequisites underlying the agreement, InterCure has undertaken to be free of any net debts and/or monetary liabilities on the date of closing of the transaction as well as free of any contingent liabilities, excluding an amount of up to $ 150 thousand in net liabilities.

On July 25, 2012, the transaction was completed after all the prerequisites had been met and the Company acquired 16,839,532 Ordinary shares of InterCure with no par value in consideration of a private placement of 7,165,662 Ordinary shares of the Company of NIS 0.1 par value each whose value on the date of signing the agreement measured according to the quoted market price of the Company's shares on the Tel-Aviv Stock Exchange approximated $ 2.2 million, and which represents a value of InterCure of $ 1.75 million before the money, but after all of InterCure's debts are converted as described above ("InterCure's adjusted value"). The fair value of the Company's shares on the date of consummation of the transaction was approximately $ 2,469 thousand.

In addition, the Company provided InterCure an amount of approximately $ 150 thousand in cash on the basis of InterCure's adjusted value. After effecting the above allocation, the Company held about 50.79% of the issued and outstanding share capital of InterCure. The investment of Medica Fund on the date of closing on the basis of InterCure's adjusted value amounted to approximately $ 460 thousand.

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Further, the Company and Medica Fund provided InterCure a loan of $ 500 thousand (the Company's share is $ 330 thousand) for a period of up to ten months at an overall interest rate of 15%. The Company and Medica Fund have the right to convert the loan into an additional 11,546,507 shares of InterCure (the Company's share is 7,620,695 shares) which will constitute, upon conversion and assuming full dilution on the date of closing, approximately 24.47% of the issued and outstanding share capital of InterCure (the Company's share in the convertible loan is 16.15% of the issued and outstanding share capital of InterCure). On August 6, 2012, Medica Fund converted the loan it provided InterCure into shares and its stake in InterCure is about 23.69% of the issued and outstanding share capital of InterCure (about 18.61% on a fully diluted basis, as of the date of the loan's conversion).

As of the date of the approval of the financial statements, the Company's stake in InterCure is approximately 45.41% of the issued and outstanding share capital of InterCure. However, if the Company converts the loan extended to InterCure into shares, its stake in InterCure will be approximately 54.72%. Assuming that all the options granted to employees and directors in InterCure are exercised, and assuming the above loan is converted, the Company's stake in InterCure will be about 51.51%.

After the date of the statement of financial position, InterCure granted 20,185,184 performance contingent options that are exercisable into 20,185,184 Ordinary shares with no par value to Gibuv Ltd. ("Gibuv") (see Note 5m below). If the entire performance contingent options granted to Gibuv are exercised, and assuming the conversion of said loan and the exercise of the entire options granted to directors and employees, the Company's stake in InterCure will be approximately 36.15% of the issued and outstanding share capital of InterCure.

1.2.12	On September 9, 2012, the boards of directors of both the Company and Kitov approved the terms of the agreement, as amended by the parties following negotiations, as follows:

1.2.12.1	In return for receiving 100% of Kitov's issued and outstanding share capital, the Company will pay Kitov's shareholders on the date of closing a total of $ 140 thousand and allocate 8,686,733 Ordinary shares of the Company to Kitov's shareholders ("the additional shares"), 241,048 warrants to service providers in Kitov to acquire 241,048 Ordinary shares of the Company of NIS 0.1 par value each that are exercisable over a five-year period from the date of allocation at an exercise price equal to NIS 0.01 per share.

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The Company will also allocate to Kitov's shareholders and service providers ("the offerees") an additional 612,800 warrants ("the additional warrants") that are exercisable into 612,800 Ordinary shares of the Company of NIS 0.1 par value each at an exercise price equal to NIS 0.01 per additional share at the earlier of 18 months after the date of closing or after the Company completes a capital raising in the total of $ 4 million. Alternatively, the additional warrants will be cancelled immediately once the offerees receive an amount of $ 160 thousand from the Company, assuming the Company completes a capital raising in the total of $ 4 million as above. All of the securities allocated to the offerees on the date of closing, assuming that all the warrants allocated to the offerees, including the additional warrants, are exercised, will represent approximately 3.99% of the Company's issued and outstanding share capital (approximately 3.59% on a fully diluted basis).

1.2.12.2	After completing the acquisition agreement and subject to the fulfillment of the milestones contingent on the progress in developing Kitov's drugs as stipulated in the acquisition agreement, the Company will pay the offerees up to seven additional payments which might collectively amount to up to $ 61 million ("the milestone payments"). The Company has an exclusive right to convert any of the milestone payments by allocating up to 91,828,110 shares of the Company (assuming all the milestones are met), which will represent up to about 27.76% of the Company's issued and outstanding share capital after the allocation (about 25.70% on a fully diluted basis) and along with the securities issued on the date of closing will represent about 30.65% of the Company's issued and outstanding share capital (about 28.37% on a fully diluted basis).

1.2.12.3	According to the acquisition agreement, the Company has undertaken to carry out a development plan for one of the drugs developed by Kitov. According to this undertaking, the Company will invest up to $ 1.5 million in financing the Phase 3 clinical trial which will begin at the later of three months from the date of consummation of the agreement or six months from the date of signing the acquisition agreement and the clinical trial is expected to last 18 months from commencement.

1.2.12.4	Approving the consolidation of the Company's share capital at a 1:10 ratio such that each 10 Ordinary shares of NIS 0.1 par value are consolidated into one share of NIS 1.0 par value.

1.2.12.5	Appointing Dr. Paul Waymack and Mr. Simcha Rock as directors in the Company until the next annual meeting.

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1.2.12.6	Approving the Company's engagement in a service agreement with Dr. Paul Waymack for appointing the latter as the Chairman of the Company's Board and as the director in charge of the clinical and regulatory development of all of the Company's products in return for monthly management fees of $ 9,166, as well as an annual grant at a maximum amount of $ 30 thousand, subject to the approval of the Company's Board.

The acquisition agreement will be completed provided that certain prerequisites are met, including obtaining the approval of the shareholders' meeting for the acquisition agreement, which is scheduled to convene on November 28, 2012, obtaining a pre-ruling from the Israeli tax authorities in accordance with Article 104h to the Income Tax Ordinance (Revised), 1961 so that the sale of Kitov's shares and the allocation of the Company's securities to Kitov are not viewed as a taxable event on the date of closing of the transaction. As of the date of singing the financial statements, no pre-ruling has been obtained from the Israeli tax authorities and the shareholders' meeting has yet to convene.

It should be noted that the Company's shares issued in the transaction will be mostly restricted for a voluntary restriction period and/or by virtue of the provisions of the Israeli Securities Law, 1968 for a period of between six months and two years from the date of allocation.

In order to examine the transaction and convening the extraordinary shareholders meeting, the Company performed a valuation of Kitov's intellectual property as of September 30, 2012 with the assistance of external valuer (BDO Ziv Haft - Consulting and Management Ltd.), which was attached to the Shareholders meeting announcement, determining the fair value of Kitov's intellectual property.

1.2.13	On August 22, 2012, Presidio Pharmaceuticals Inc. ("Presidio") requested to terminate its engagement with the Company in effect from August 24, 2012. Following a notification of the termination of the agreement, Presidio's entire DOS technology (including all the patents held by Presidio) will be restored to the Company within 90 days from the date of said notification in accordance with the provisions of the agreement. Presidio is a U.S. biotechnological corporation which received an exclusive global sublicense from the Company in March 2008 (updated in August 2008) for the clinical development, regulation and commercialization of the DOS technology (consisting of products designed to treat Hepatitis C) according to which the Company has certain DOS milestone based rights (see also Note 15a to the consolidated financial statements for 2011).

It is the Company's intention to assess the renewal of the activity in the Hepatitis C area and/or locate strategic partners for the continued development and marketing of drugs for Hepatitis C virus on the basis of Presidio's reverted DOS technology.

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1.2.14	During the period, holders of the Company's warrants exercised 5,858,806 warrants (series 2) into 5,858,806 Ordinary shares of NIS 0.1 par value each for an average exercise increment of NIS 1.06 per share for a total consideration of approximately $ 1.8 million (approximately NIS 6.8 million) as well as 560,000 warrants (series A) into 560,000 Ordinary shares of NIS 0.1 par value each for an average exercise increment of NIS 1.09 per share. On September 17, 2012, according to the terms of the private placement from March 2012, 3,293,454 warrants (series A) of the Company expired. See item 4.1.1 below regarding the exercise of warrants after the date of the statement of financial position.

1.2.15	InterCure

1.2.15.1	On July 25, 2012, the CEO of a subsidiary (InterCure) was allocated 1,484,551 options which are exercisable into 1,484,551 Ordinary shares of InterCure with no par value for an exercise increment of NIS 0.54 per option, based on the quoted market price of InterCure's share as determined in the debt settlement reached with InterCure. According to the provisions of IFRS 2, the fair value of all the options on the date of grant using the Black-Scholes model was approximately $ 132 thousand. In addition, InterCure's Deputy CEO and CFO was allocated 1,000,000 options which are exercisable into 1,000,000 Ordinary shares of InterCure with no par value for an exercise increment of NIS 0.54 per option, based on the quoted market price of InterCure's share as determined in the debt settlement reached with InterCure. According to the provisions of IFRS 2, the fair value of all the options on the date of grant using the Black-Scholes model was approximately $ 88 thousand. The maximal term of the options granted to the Deputy CEO and CFO is 10 years from the grant date. The options are exercisable in twelve equal tranches every quarter from the grant date over a three-year period. The value of each option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 90.76%, risk-free interest rate of 3.39%-3.68% and expected life of 5 to 6.5 years.

1.2.15.2	On September 3, 2012, in the context of an extraordinary meeting of InterCure's shareholders, each of the four directors in InterCure was allocated 75,000 options which are exercisable into 300,000 Ordinary shares of InterCure with no par value for an exercise increment of NIS 0.54 per option. According to the provisions of IFRS 2, the fair value of all the options on the date of the approval of the extraordinary meeting of InterCure's shareholders using the Black-Scholes model was approximately $ 26 thousand. The options are exercisable in twelve equal tranches every quarter from the date of grant over a three-year period.

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The value of each option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 87.27%, risk-free interest rate of 3.06%-3.53% and expected life of 5 to 6.5 years.

1.2.15.3	On September 24, 2012, InterCure entered into a strategic service agreement with Gibuv Ltd. ("Gibuv"), a private company wholly owned by Messrs. Shay Ben-Itzhak and Avner Yassur, for a period of three years for the provision of online marketing and sale services of InterCure's products. The shareholders in Gibuv, Messrs. Shay Ben-Itzhak and Avner Yassur, are known entrepreneurs in the online sales and marketing industry who have also played an active role in marketing and managing companies such as 888 and Empire Online and were Mr. Noam Lanir's co-partners in H.N.P.K. Limited Partnership (the controlling shareholder in Babylon Ltd., a public company). The terms of the agreement are as follows:

1.2.15.3.1	Gibuv's annual sales targets:

According to the strategic agreement, certain sales targets were determined, calculated as total sales of the product's online marketing activity in the six months preceding the end of each calendar quarter (as defined below) multiplied by 2. The calculation of these sales targets also includes sales made by and/or to third parties with which the engagement is performed by Gibuv. A calendar quarter is defined as an accounting quarter based on InterCure's financial statements. The calculation will be performed near the date of the publication of the interim financial statements (it should be noted that the first examination of the sales targets will be done on a non-recurring basis at the end of two calendar quarters from the date of signing the agreement, namely at the end of the second quarter of 2013, and the other examinations will be done every calendar quarter as discussed above).

Based on its compliance with said sales targets, Gibuv will be allocated up to 20,185,184 non-tradable options which are exercisable into InterCure shares for a (dividend adjusted) exercise price of NIS 0.54 per option. Provided that all options are exercised by Gibuv and the exercise price of each option is actually paid, the total proceeds which InterCure stands to receive amount to approximately NIS 10,900,000.

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It should be noted that Gibuv will be entitled to exercise the options under a cashless exercise mechanism in which the minimum exercise price required by the provisions of the TASE's articles of association will be paid. Following is a table describing the total warrants according to annual sales targets:

Number of warrants	Sales targets (in U.S. $)
6,055,555	4,000,000
4,037,037	5,000,000
4,037,037	15,000,000
6,055,555	30,000,000
20,185,184

The allocation of the warrants and the options of the strategic agreement regarding said allocation (including the PUT and CALL options discussed below) were approved in the general meeting of October 28, 2012.

The fair value of all performance contingent options on the date of the approval by the extraordinary meeting of InterCure's shareholders, Pursuant to the guidance of IFRS 2, using the Monte-Carlo model was approximately $ 2,169 thousand. The maximal option term is 5 years from the grant date.

The value of each option is based on the following assumptions: expected dividend of 0%, expected standard deviation of 93.6%, risk-free interest rate of 2.1%-3.14% and expected life of 5 years.

1.2.15.3.2	The consideration for the services:

According to the provisions of the strategic agreement, during the period of the strategic agreement, InterCure will pay Gibuv a total of $ 40,000 a month, plus VAT, in return for online marketing of InterCure's products ("consideration") as follows:

-	The first four months of the strategic agreement period will serve as a grace period during which no consideration will be paid.

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-	In respect of the services supplied in the last four months of the first year of the strategic agreement (namely from the ninth month from the beginning of the strategic agreement period until the end of the twelfth moth), the consideration will be paid subject to the fulfillment of an average monthly contribution (revenues from online sales less cost of online advertising and cost of sales of products in the online channels, "average monthly contribution") from online marketing of at least $ 50,000.

-	Starting from the end of the first year of the strategic agreement period until the end of the strategic agreement period, the consideration for the services will be paid subject to the fulfillment of an average monthly contribution from online marketing of at least $ 140 thousand.

1.2.15.3.3	Online advertising budget:

InterCure will provide monthly online advertising budgets of at least $ 130 thousand in favor of the online sales activity performed by Gibuv, provided that effective from January 2013, the monthly contribution is not less than the total budget discussed above (for example, a monthly advertising budget of $ 100 thousand will yield a contribution of at least $ 100 thousand). In addition, in the first 12 months of the strategic agreement period, InterCure will provide Gibuv a budget of $ 50 thousand in favor of reviewing new advertising channels and methods, provided that InterCure's quarterly expense incurred for the purpose of this activity does not exceed $ 15 thousand.

1.2.15.3.4	Purchase of software:

According to the strategic agreement, InterCure will purchase from a third party the rights to use the Affiliate software program ("the program") which will be used by Gibuv in providing the services, including a right for upgrades and technical support throughout the strategic agreement period, all for a monthly fee of $ 153 thousand, half of which will be paid once the strategic agreement period begins and the other half three months later.

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Moreover, during the strategic agreement period, Gibuv will provide the services to InterCure based on InterCure's needs using a media management program which, whereby if the strategic agreement is terminated, Inter Cure will be entitled to purchase the rights to use the media management program, including upgrades and tech support, for a period of three years for a price reflecting a 40% discount on the market price of the media management program on the date of purchase. InterCure will also reimburse Gibuv for the expenses relating to the customization of the media management program in a total of $ 25,000, plus VAT, subject to achieving a sales target arising from the online marketing activity of $ 5 million, whereby if this target is achieved before March 2014, the expenses will be reimbursed in March 2014.

1.2.15.3.5	PUT option:

Upon the signing of the strategic agreement, Gibuv's shareholders will be conferred a non-transferrable PUT option to sell Gibuv's entire share capital to InterCure, in effect after 18 months have elapsed from the beginning of the strategic agreement period ("the PUT option").

In consideration of the acquisition of Gibuv, InterCure will pay Gibuv's shareholders the value of Gibuv's business activity, calculated as Gibuv's EBITDA in the last 12 months preceding the date of the PUT option exercise, multiplied by 3 (which will not exceed an amount of $ 110 thousand) ("the value of the supplier's activity") with the addition of the intrinsic economic value of the warrants (calculated as the average closing price of InterCure's share on the TASE in the 30 trading days which precede the relevant notification date, less the exercise price of the warrants on the relevant notification date) (the value of the supplier's activity and the intrinsic economic value collectively - "Gibuv's value").

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The consideration from the exercise of the PUT option will be paid in cash or by the allocation of InterCure shares, at InterCure's exclusive discretion. If InterCure chooses to allocate its shares as consideration, the quoted market price of each share shall be determined based on the average quoted market price of InterCure's shares on the TASE in the 30 trading days which preceded the date of notification of the exercise of the PUT option.

1.2.15.3.6	CALL option:

On the date of signing the strategic agreement, InterCure will be granted a non-transferrable CALL option to purchase Gibuv's entire share capital by InterCure ("the CALL option"). The CALL option will come into effect at the end of one year from the beginning of the strategic agreement period and will remain in effect throughout the strategic agreement period, subject to the following terms:

In return for the acquisition of Gibuv, InterCure will allocate to its shareholders warrants in a number that completes a total of 20,185,184 warrants at an exercise price identical to the exercise price detailed above. Alternative, at its exclusive discretion, InterCure will pay the consideration in cash in an amount equivalent to Gibuv's value, as defined above. The CALL option will become effective within 30 days from the date of providing said notification according to the date on which all the various calculations regarding the consideration are made, as described above.

On October 4, 2012, InterCure convened an extraordinary general meeting of the shareholders in order to approve the strategic service agreement with Gibuv as described above.

On October 28, 2012, InterCure's general meeting approved the engagement in the strategic service agreement with Gibuv, including the allocation of warrants and the items of the strategic agreement dealing with the allocation.

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1.3	The financial position, operating results, liquidity and financing resources

The Company has recurring losses and no revenues from operations at this stage (except the subsidiary, InterCure, which was initially consolidated in these financial statements following a transaction which was completed in July 2012, see also Note 4 below) and it is dependent on external financing sources. During the period, the Company raised through a private placement and exercise of tradable and non-tradable warrants from March 2012 to the date of the approval of the financial statements total net proceeds of approximately $ 4.25 million (for additional details, see items 1.2.4, 1.2.14 and 4.1.1). After the date of the statement of financial position, on November 21, 2012, the Company purchased approximately 31.35% issued and outstanding share capital of Proteologics, in consideration of approximately NIS 6.5 million (approximately $ 1.7 million), which were paid in cash. In the opinion of the Company's management and based on its business plans, the balances of cash and cash equivalents with the balances of short-term deposits, after the above transaction, will enable the Company to fund its activities through at least into 2014. However, the actual amount of cash the Company will need to fund its operations is subject to many factors, including, but not limited to, the timing, design and execution of the clinical trials of its existing drug candidates, any future projects which may be in-licensed or any other business development activities. For example, changing circumstances and/or acquisition of new technologies may cause the Company to consume capital significantly faster than the management's current anticipation and the Company may need to spend more money than currently expected because of, among others, circumstances beyond its control.

The Company will incur additional losses during the year from research and development activities, examination of additional technologies and from current operation which will be reflected in negative cash flows from operating activities. Accordingly, in order to complete the clinical trials to bring a product to market, the Company will be required to raise additional cash in the future through the issuance of securities. However, if the Company is not able to raise additional capital at acceptable terms, the Company may be required to exercise tradable securities held by it or reduce operations or sell or out-license to third parties some or all of its technologies.

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1.3.1	The financial position

Balance sheet highlights (U.S. dollars in thousands)

	September 30, 2012		December 31, 2011
Line item	Amount	% of total balance sheet	Amount	% of total balance sheet
	$000		$000

Total balance sheet	10,597	100%	4,073	100%
Equity attributable to equity holders of the Company	7,119	67%	3,444	85%
Non-controlling interests	2,175	21%	-	0%
Current assets	5,661	53%	1,584	39%
Property, plant and equipment	77	1%	32	1%
Intangible assets	4,807	45%	2,457	60%
Other investments	52	0%	-	0%
Current liabilities	1,290	12%	629	15%
Non-current liabilities	13	0%	-	0%

Equity

The Company's equity as of September 30, 2012 (including non-controlling interests) was approximately $ 9,294 thousand. Equity attributable to equity holders of the parent company as of September 30, 2012, was approximately $ 7,119, an increase of approximately $ 3,675 thousand from December 31, 2011, representing about 67% of total balance sheet compared to 85% of total balance sheet as of December 31, 2011. The increase in equity is a result of the capital raising which the Company effected under a private placement from March 2012 and exercise of warrants (series 2) and warrants (series A) by holders of warrants during the period for total net proceeds of approximately $ 4.2 million (see items 1.2.4 and 1.2.14 above), the recognition of a gain from a bargain purchase (in connection with the acquisition of InterCure) and less the loss for the period and transactions with non-controlling interests.

Total non-controlling interests as of September 30, 2012 amounted to approximately $ 2,175 thousand, representing the stake of the other shareholders in InterCure. As of September 30, 2012, the Company holds about 45.41% of InterCure's issued and outstanding share capital (about 54.72% assuming that the Company chooses to exercise the convertible loan discussed in item 1.2.11 above).

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Assets

Total current assets as of September 30, 2012 amount to approximately $ 5,661 thousand, an increase of approximately $ 4,077 thousand, compared to approximately $ 1,584 thousand as of December 31, 2011. The change is primarily a result of the increase in the Group's balance of cash and short-term deposits which as of September 30, 2012 was approximately $ 5,294 thousand, an increase of approximately $ 3,799 thousand, compared to the baalnce of cash and short-term deposits of approximately $ 1,495 thousand as of December 31, 2011. The increase is explained by the cash received in the capital raising through the private placement and exercise of warrants (series 2) and warrants (series A), as above, and from the first-time consolidation of InterCure's financial statements less negative cash flows from operating activities in the reporting period. The balance of cash and short-term deposits as of September 30, 2012 excluding InterCure's financial data amounted to $ 4,263 thousand, an increase of approximately $ 2,768 thousand compared to the balance as of December 31, 2011, mainly due to the cash received in the private placement and the exercise of the warrants, as above, less negative cash flows from operating activities in the reporting period and the cash invested in InterCure in the transaction consummated on July 25, 2012.

The balance of trade receivables in the statement of financial position as of September 30, 2012 totaled approximately $ 66 thousand arising from the trade receivables of InterCure whose financial statements were consolidated for the first time in this quarter ended September 30, 2012.

The balance of other accounts receivable in the statement of financial position as of September 30, 2012 totaled approximately $ 128 thousand (approximately $ 61 thousand excluding InterCure), compared to approximately $ 68 thousand as of December 31, 2011 - with no material change. The balance mainly consists of Government authorities and prepaid expenses.

Property, plant and equipment as of September 30, 2012 totaled approximately $ 77 thousand (approximately $ 31 thousand excluding InterCure), compared to approximately $ 32 thousand as of December 31, 2011 - with no material change. Property, plant and equipment in InterCure mainly consist of office furniture and equipment and design molds for the InterCure's instruments.

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The balance of intangible assets as of September 30, 2012 was approximately $ 4,807 thousand compared to approximately $ 2,457 thousand as of December 31, 2011. The change arises from intangible assets identified in the InterCure acquisition transaction as part of the external appraiser's (BDO Ziv Haft) purchase price allocation ("PPA") of InterCure's assets consisting of technology totaling approximately $ 1,909 thousand and brand name totaling approximately $ 488 thousand. These assets are amortized using the straight-line method over a period of nine and ten tears, respectively whose balance as of September 30, 2012 was approximately $ 1,871 thousand and $ 479 thousand, respectively (see the valuation of assets attached to the Company's financial statements). The balance of $ 2,457 thousand of December 31, 2011 mainly consists of the rHuEPO license acquired in the Bio-Gal transaction of August 3, 2010, a balance which has not changed through September 30, 2012.

The balance of other investments as of September 30, 2012 amounts to approximately $ 52 thousand and originates from costs incurred in the period in connection with the Kitov acquisition transaction. There were no other investments as of December 31, 2011.

Current liabilities

The balance of current liabilities as of September 30, 2012 totaled approximately $ 1,290 thousand (approximately $ 759 thousand excluding InterCure), compared to approximately $ 629 thousand as of December 31, 2011. The increase is primarily a result of the growth in the line item of service providers, among others, legal and consulting services in connection with the InterCure transaction, application for relisting the ADRs on the NASDAQ, costs incurred in the Kitov acquisition transaction and an increase in the liability for a bonus to employees in respect of the capital draising during the period as discussed above. InterCure's current liabilities mainly consist of service providers in the advertising field, sales personnel, professional service providers, employees, provisions for returns and current liabilities to Government authorities.

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1.3.2	Analysis of operating results

Condensed statements of income (U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	$000

Revenues	343	-	343	-	-
Cost of sales	156	-	156	-	-

Gross profit	187	-	187	-	-
Research and development expenses	81	127	38	39	158
Selling and marketing expenses	211	-	211	-	-
General and administrative expenses	1,873	814	898	272	1,078
Other gains, net	795	-	795	-	12

Operating loss	(1,183)	(941)	(165)	(311)	(1,224)
Finance income (expenses), net	(11)	22	15	(26)	17

Total comprehensive loss for the period	(1,194)	(919)	(150)	(337)	(1,207)

Attributable to:
Equity holders of the Company	(1,094)	(919)	(50)	(337)	(1,207)
Non-controlling interests	(100)	-	(100)	-	-

	(1,194)	(919)	(150)	(337)	(1,207)

Revenues

Sales in the nine and three-month periods ended September 30, 2012 totaled approximately $ 343 thousand. These sales originate from the subsidiary InterCure whose financial statements were consolidated for the first time in these financial statements.

The distribution of InterCure sales in the U.S. and in Canada from the date of consummation of the transaction (July 25, 2012) through September 30, 2012 totaled approximately $ 270 thousand and the sales in Britain from the date of consummation of the transaction through September 30, 2012 totaled approximately $ 71 thousand.

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Gross profit

Gross profit in the nine and three-month periods ended September 30, 2012 totaled approximately $ 187 thousand and $ 262 thousand, respectively, without the amortization of excess cost in the transaction, representing a gross profit of about 55% and 76%, respectively.

The gross profit wholly originates from the subsidiary InterCure whose average gross profit over the periods ranges between 74% and 78%. The gross profit is affected by the proportion between direct/online sales with a relatively high gross profit margin and sales through distributors with lower gross profit margins. The gross profit after the deduction of excess cost (attributable to technology and to inventories identified in the transaction whose amortization amounted to approximately $ 75 thousand) reached about 55%. The gross profit in the period, excluding the amortization of excess cost as above, is about 76%.

Research and development expenses

Research and development expenses in the nine and three-month periods ended September 30, 2012 totaled approximately $ 81 thousand and $ 38 thousand, respectively, compared to approximately $ 127 thousand and $ 39 thousand, respectively, in the corresponding periods of last year. Research and development expenses comprise mainly expenses involving the preparations for carrying out the development plan for rHuEPO drug Phase 2 clinical trial designed to treat cancer patients with multiple myeloma, comprising, among others, research relating to the level of proteins in the blood of patients with multiple myeloma, medical regulation, clinical insurance and other medical consulting costs. The decrease in expenses compared to the corresponding periods of last year is primarily attributable to completing the amortization of the exclusive right to examine medical technology in the field of the immune system at the end of 2011. Research and development expenses attributable to InterCure from the date of consummation of the acquisition transaction through September 30, 2012 totaled approximately $ 6 thousand.

Selling and marketing expenses

Selling and marketing expenses in the nine and three-month periods ended September 30, 2012 totaled approximately $ 211 thousand. Selling and marketing expenses wholly derived from InterCure whose financial statements were consolidated for the first time in these financial statements immediately upon consummation of the transaction on July 25, 2012.

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Selling and marketing expenses include advertising expenses of approximately $ 125 thousand (mainly direct/online advertising expenses) compared to gross profit of $ 262 thousand (excluding amortization of excess cost), representing an average contribution of about 110% (gross profit less direct/online advertising costs divided by direct/online advertising expenses).

General and administrative expenses

General and administrative expenses in the nine and three-month periods ended September 30, 2012 totaled approximately $ 1,873 thousand and $ 898 thousand, respectively, compared to approximately $ 814 thousand and $ 272 thousand, respectively, in the corresponding periods of last year. The increase is principally explained by the increase in the line item of share-based payment to directors and employees in respect of which the expenses are recorded using the Black & Scholes model and the graded vesting method, expenses in respect of service providers, among others legal, professional and technological consulting services in connection with the InterCure transaction and application for relisting the ADRs on the NASDAQ and expenses relating to bonuses to employees in connection with raising capital during the period, as specified above. In addition, general and administrative expenses attributable to InterCure from the date of consummation of the transaction through September 30, 2012 totaled approximately $ 132 thousand and comprise mainly salaries, professional services, rent, insurance and share-based payment expenses to directors and employees.

Other gains, net

Other gains in the nine and three-month periods ended September 30, 2012 totaled approximately $ 795 thousand. These gains originate from a gain from a bargain purchase in connection with the InterCure acquisition transaction. In the corresponding periods of last year, the Company did not derive any other gains.

Finance income (expenses) (net)

Finance income (expenses), net in the nine and three-month periods ended September 30, 2012 totaled approximately $ (11) thousand and $ 15 thousand, respectively, compared to finance income (expenses), net in the amount of approximately $ 22 thousand and $ (26) thousand, respectively, in the corresponding periods of last year. The increase in finance expenses is mainly due to exchange rate differences deriving from the appreciation of the dollar in relation to the NIS on the net balance of monetary NIS-assets less interest income on short-term bank deposits.

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Taxes on income

The Group had no tax expenses (income) in the nine and three-month periods ended September 30, 2012 and in the corresponding periods of last year.

Loss for the period

The comprehensive loss attributable to equity holders of the Company in the nine and three-month periods ended September 30, 2012 totaled approximately $ 1,094 thousand and $ 50 thousand, respectively, compared to a loss of approximately $ 919 thousand and $ 337 thousand, respectively, in the corresponding periods of last year. The increase in loss is principally explained by the increase in expenses for share-based payment to directors and employees recorded using the Black & Scholes model and the graded vesting method, increased expenses relating to service providers, among others, legal, professional and technological consulting services in connection with the InterCure transaction and application for relisting the ADRs on the NASDAQ, an increase relating to a bonus to employees in respect of the capital raising during the period as discussed above against recording a gain from a bargain purchase in connection with the InterCure acquisition transaction. InterCure's comprehensive loss attributable to equity holders of the company totaled approximately $ 87 thousand (including amortization of excess cost of $ 39 thousand).

Basic and diluted loss per share in the nine and three-month periods ended September 30, 2012 amounted to approximately $ 0.005 and $ 0.000, respectively, compared to approximately $ 0.005 and $ 0.002, respectively, in the corresponding periods of last year. In the nine months ended September 30, 2012, there was no material change in the basic and diluted loss per share compared to the corresponding period of last year, despite the increase in comprehensive loss attributable to equity holders of the Company due to the increase in the weighted number of shares used in the computation of loss per share which embedded the number of shares issued under the private placement from March 2012 and the exercise of warrants during the period on average over the period since their issuance.

Cash flows

Cash flows used in operating activities in the nine and three-month periods ended September 30, 2012 totaled approximately $ 1,098 thousand and $ 471 thousand, respectively, compared to cash flows used in operating activities of approximately $ 1,035 thousand and $ 292 thousand, respectively, in the corresponding periods of last year, an increase of approximately $ 63 thousand and $ 179 thousand, respectively.

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The contribution of InterCure, whose financial statements were consolidated for the first time in these financial statements, to cash flows used in operating activities amounted to approximately $ 181 thousand, arising mainly from repayment of outstanding trade payables following the debt settlement in InterCure. Cash flows used by the Group in operating activities excluding InterCure in the nine and three-month periods ended September 30, 2012 totaled approximately $ 917 thousand and $ 290 thousand, respectively. The decrease is mainly a result of the payments made in the corresponding periods of last year to suppliers and service providers in respect of current and former debts close to the date of the public issuance of March 2011.

Cash flows provided by (used in) investing activities in the in the nine and three-month periods ended September 30, 2012 totaled approximately $ (480) thousand and $ 160 thousand, respectively compared to approximately $ (1,576) thousand and $ 253 thousand, respectively, in the corresponding periods of last year. The decrease in cash flows used in investing activities in the nine months ended September 30, 2012 arises mainly from cash received from the consolidation of InterCure's accounts in the financial statements and from the fact that the Company had placed less cash in short-term bank deposits for periods that exceed three months.

Cash flows provided by (used in) financing activities in the in the nine and three-month periods ended September 30, 2012 totaled approximately $ 4,201 thousand and $ 395 thousand, respectively from raising capital under the private placement from March 2012 and the exercise of warrants (series 2) and warrants (series A) during the period. In the corresponding periods of last year, cash flows provided by (used in) financing activities totaled $ 1,744 thousand and $ (7) thousand from raising capital under the public prospectus from March 2011 as above less issuance expenses paid during the period.

1.3.3	Financing resources

The Group's revenues from operations currently derive solely from the subsidiary InterCure. The Group finances its R&D activity by raising capital, by using its own capital and by obtaining current credit from suppliers and service providers. As of September 30, 2012, the Group's balance of cash and cash equivalents and short-term deposits amounted to approximately $ 5,315 thousand (approximately $ 4,284 thousand excluding the cash in InterCure). During the period, trough a private placement (from March 2012) and exercise of warrants (series 2) and warrants (series A), the Company raised a total net amount of approximately $ 4.2 million (see items 1.2.4 and 1.2.14 above). Also, from the date of the statement of financial position through the date of the approval of the financial statements, 192,157 warrants (series 2) were exercised into 192,157 Ordinary shares of the Company of NIS 0.1 par value each for a total amount of approximately $ 53 thousand.

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2.	PART 2 - EXPOSURE TO MARKET RISKS AND THEIR MANAGEMENT

2.1	Exposure to market risks and their management

a.	The person responsible for managing market risks in the Group in conformity with the BOD's risk management policy is Mr. Ronen Twito, the Company's Deputy CEO and CFO.

b.	Description of the market risks to which the Group is exposed - the Group's business activities expose it to a variety of market risks including the changes in the exchange rates of the NIS in relation to the dollar (the Group's functional currency).

c.	The Group's market risk management policy - on March 29, 2012, the Company's BOD determined that the Company's management is authorized to act to hold NIS at the required amount for the repayment of NIS-denominated liabilities from time to time and as timely suitable for a consecutive period of nine to twelve months each time. The board of directors of InterCure has decided to invest the majority of the cash balances in InterCure in short-term dollar deposits and the remaining cash in NIS deposits.

d.	Supervision of risk management policy - the Group identifies and assesses the principal risks facing it. The financial risk management is performed by the Group subject to the policy approved by the Company's BOD.

2.1.1	Exchange rate risk

The majority of the Group's revenues and expenses are denominated in dollars and some in British Pounds against which the Group holds its available liquid resources in or linked to dollars. Nevertheless, some of the expenses are denominated in NIS, which creates exposure to the changes in the exchange rate of the NIS in relation to the dollar. The Group acts to minimize the currency risk by holding its liquid resources in NIS based on the BOD's decision.

As a hedge against economic exposure, which does not significantly contradict the accounting exposure, the Company holds substantially all of its current assets in or linked to dollar.

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2.1.2	Risks arising from changes in the economic environment and the global financial crisis

In recent years, the world has experienced several events both in the political-security realm and in the economic realm which have shaken the international markets in general and the Israeli market in particular. The noteworthy of these events in the political-security realm are the violent protests in Israel's neighboring countries which in part have led to dramatic changes in regimes as well as escalated global tension against Iran in the backdrop of its nuclear program.

As for the continuing global economic crisis, during the last 18 months, the European economic condition has deteriorated, as reflected, among others, by international rating agencies lowering the credit rating of several countries in the Eurozone including France, Spain, Italy, Ireland, Greece, Portugal, Belgium, Cyprus and Slovenia. These instances of credit downgrading have led to the resignation of prime ministers in part of these countries because they were asked to enact extensive budget cuts.

Also, during 2011, one of the rating companies lowered the credit rating of the U.S.

The Group's management estimates that since the Group's investment policy is to invest only in bank deposits in currencies that are used for its current needs (the dollar, which is the Group's functional currency and the NIS - based on its needs and the BOD's decision), it is not directly exposed to changes in the market prices of quoted securities. Also, since the Group is in development stages and has no revenues from operations at this stage (excluding InterCure) and its expense budget relies on several suppliers and service providers, the events described above have relatively low impact on its results, compared to companies that sell their products. Nevertheless, since the Group funds its operations mainly from its own capital, as above, the events described above can have a significant effect on the Group's ability to raise funds in the future in order to finance its plans and activity which may require the Company to limit its activity, sell or sublicense some or all of its technologies to third parties in order to support its operations (see Note 1b to the financial statements).

As for InterCure, the financial crisis in the U.S. and in Europe, its principal markets, continues to have an adverse impact on InterCure. The general developments and turmoil in the markets, and particularly the economic slowdown and the decrease in consumer spending and in the Consumer Confidence Index are liable to adversely affect InterCure's business results, liquidity, asset value, business position, financial covenants, ability to distribute dividends and its ability to raise any capital needed for operations or the financial terms of such raising.

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2.2	Report of linkage bases

Linkage basis of balance sheet items as of September 30, 2012

	U.S.$	NIS	Other currencies	Non- monetary	Total
	$000
Assets:

Cash and cash equivalents	1,635	1,071	1	-	2,707
Short-term deposits	2,009	578	-	-	2,587
Trade receivables	23	-	43	-	66
Other accounts receivable	74	30	-	24	128
Restricted deposits	-	21	-	-	21
Inventories	-	-	-	152	152

	3,741	1,700	44	176	5,661
Liabilities:

Trade payables	362	72	9	-	443
Other accounts payable	504	343	-	-	847
Employee benefit liabilities	-	13	-	-	13

	866	428	9	-	1,303

Monetary assets less monetary liabilities	2,875	1,272	35	176	4,358

Linkage basis of balance sheet items as of September 30, 2011

	U.S.$	NIS	Other currencies	Non- monetary	Total
	$000
Assets:

Cash and cash equivalents	44	155	1	-	200
Short-term deposits	1,208	382	-	-	1,590
Accounts receivable	-	35	-	14	49
Restricted deposits	-	21	-	-	21

	1,252	593	1	14	1,860
Liabilities:

Trade payables	110	8	-	-	118
Other accounts payable	310	215	-	-	525

	420	223	-	-	643

Monetary assets less monetary liabilities	832	370	1	14	1,217

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2.3	Sensitivity analysis

Reporting on the exposure to financial risks

Sensitivity to changes in the exchange rate of the dollar in relation to the NIS

	Gain (loss) from changes			Gain (loss) from changes
	+ 10%	+ 5%	30.9.2012	- 5%	- 10%
	$000

Cash and cash equivalents	107	54	1,071	(54)	(107)
Short-term deposits	58	29	578	(29)	(58)
Accounts receivable	3	2	30	(2)	(3)
Short-term restricted deposits	2	1	21	(1)	(2)
Trade payables	(7)	(4)	(72)	4	7
Other accounts payable	(34)	(17)	(343)	17	34
Employee benefit liabilities	(1)	(1)	(13)	1	1

Exposure in the linkage balance sheet	128	64	1,272	(64)	(128)

3.	PART 3 - CORPORATE GOVERNANCE ASPECTS

3.1	Policy of making donations

As of the reporting date, the Company did not determine the policy on making donations and during the reporting period the Company did not make any donations.

3.2	The Company's internal auditor

There was no material modification to the data pertaining to the Company's internal auditor as it was shown in the Company's periodic report for the year ended December 31, 2011. It should be noted that on August 22, 2012, the internal auditor filed an internal audit report to the Company's audit committee and BOD regarding interested party transactions, decisions and reports. On August 26, 2012 and August 30, 2012, the Company's audit committee and BOD respectively held a discussion of the internal audit report and approved its findings.

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3.3	The Company's BOD

3.3.1	In the reporting period, 17 meetings of the BOD were held, 6 meetings of the committee that examines the financial statements/the audit committee, 2 meetings of the compensation committee and one meeting of the nominations committee.

3.3.2	There was no material modification to the data pertaining to directors with accounting and financial qualifications as it was shown in the Company's periodic report for the year ended December 31, 2011.

3.3.3	The Company did not adopt in its articles of association a provision regarding the tenure of independent directors.

3.3.4	On April 12, 2012, Dr. Ben-Zion Weiner was nominated as an independent director in the Company. For additional information, see item 1.2.5 above.

3.4	The Company's auditor

There was no material modification to the data pertaining to the Company's auditor as it was shown in the Company's periodic report for the year ended December 31, 2011.

3.5	Disclosure of the financial statements approval process

The Company's BOD transferred the overall responsibility for the financial statements to the members of the audit committee as the committee that examines the financial statements. Below are the names and details of the members of the committee that examines the financial statements:

Chairman of the committee - Jaron Diament, external director, expert in accounting and financing.

Dafna Cohen - external director, expert in accounting and financing.

Marc Allouche - director, expert in accounting and financing.

As for details of their qualifications, education, experience and knowledge, see chapter D Regulation 26 to the Company's periodic report for 2011.

A-30

After being nominated, the committee's members gave the Company a declaration pursuant to the provisions of article 3 to the Israeli Companies Regulations (Directives and Conditions for Approving Financial Statements), 2010 as to having accounting and financing qualifications in accordance with the Israeli Companies Regulations (Conditions and Tests of Directors with Accounting and Financial Qualifications and Directors with Professional Qualifications), 2005.

Several days before the meeting of the committee, the Company's draft consolidated financial statements, draft directors' report, draft report on separate financial information and draft report on the effectiveness of internal control over financial reporting and disclosure are delivered to the members of the committee.

The meeting of the committee that examines the financial statements which was held on November 22, 2012 was also attended, besides the members of the committee, by the Company's CEO, Mr. David Grossman, the Deputy CEO and CFO, Mr. Ronen Twito, the Company's legal advisors, Attorney Ronen Kantor and Attorney Ron Soulema and a representative of the Company's auditors (Kesselman & Kesselman (PwC Israel), CPAs), CPA Ido Heller and CPA Haim Frenkel.

At the meeting of the committee in which the financial statements are discussed, the CEO and Deputy CEO and CFO review in a detailed manner the key points of the financial statements, the Company's financial results, financial position and cash flows. This presentation comprises an analysis and details of the composition of and movement in material items and a comparison is made to previous periods.

In the meeting, a discussion is held in the issue of estimates and judgments made in connection with the preparation of the financial statements as well as valuations used in the preparation of the financial statements and internal controls over financial reporting. In the framework of the discussion, the auditors gave their reference to the review process and to the data in the financial statements. Also, the Company's CEO and Deputy CEO and CFO review significant transactions that were carried out and any changes that occurred in the Company during the reporting period compared to corresponding periods presented. In this framework, a discussion is held during which the members of the committee raise questions regarding the financial statements.

In the framework of the discussion, the committee forms its recommendation to the BOD, among others, about the estimates and judgments made in connection with the financial statements, internal controls over financial reporting, overall financial statements disclosures and appropriateness, accounting policies adopted and the accounting treatment applied to the Company's material issues, valuations and impairment losses of assets, including the assumptions and estimates used to support the data in the financial statements.

A-31

The committee that examines the financial statements transferred its recommendations to approve the financial statements to the BOD's members. The members of the Company's BOD believe that the recommendations of the committee that examines the financial statements have been transferred reasonably enough before the discussion, considering the scope and complexity of the recommendations. The Company's BOD stated that a minimum two-day difference between the meeting of the committee in the issue of the Company's financial statements as of September 30, 2012 and the meeting of the Company's BOD in the issue of their approval would be considered a reasonable amount of time.

On November 25, 2012, after it was made clear that the financial statements properly reflect the financial position of the Company and its operating results, the Company's BOD approved the financial statements of the Company as of September 30, 2012 in the presence of the directors: Amit Yonay (Chairman of the Board), Dafna Cohen, Jaron Diament, Marc Allouche and David Grossman.

4.	PART 4 - THE CORPORATION'S FINANCIAL REPORTING

4.1	Significant events after the reporting date

4.1.1	After the date of the statement of financial position through the date of approval of the financial statements, holders of the Company's warrants exercised 192,157 warrants (series 2) into 192,157 Ordinary shares of NIS 0.1 par value each for an average exercise increment of NIS 1.06 per option. The total consideration received from the exercise of warrants (series 2) and warrants (series A) amounted to approximately $ 53 thousand (approximately NIS 203 thousand).

4.1.2 On November 21, 2012, in an off-market transaction, the Company purchased from Teva Pharmaceutical Industries Ltd. ("Teva") 4,620,356 Ordinary shares of NIS 1.0 par value each of Proteologics, representing Teva's entire stake in Proteologics and approximately 31.35% of Proteologics' issued and outstanding share capital, in consideration of approximately NIS 6.5 million (approximately $ 1.7 million).

Proteologics is a public company whose shares are traded on the TASE, engaged in the discovery and development of drugs comprised of various components of the UBIQUITIN system discovered by Dr. Avram Hershko and Dr. Aaron Ciechanover, both 2004 Nobel Prize laureates in Chemistry.

In view of the above purchase, on the same date, the Company contacted Proteologics in a letter demanding that the board of directors of Proteologics exercise its authority and order the appointment of Messrs. Efri Argaman and David Grossman as directors in Proteologics as well as requiring Proteologics to refrain from adopting any decision or executing any transaction which is not in the ordinary course of business until the Company's demand for appointing the directors, as stated above, is met.

A-32

4.2	Critical accounting estimates

There was no material modification to the critical accounting estimates as it was shown in the Company's periodic report for the year ended December 31, 2011.

November 25, 2012
Date	Amit Yonay, Chairman of the Board	David Grossman, CEO and Director

A-33

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL INFORMATION

AS OF SEPTEMBER 30, 2012

UNAUDITED

INDEX

Page

Auditors' Review Report	2

Condensed Consolidated Financial Statements - in U.S. dollars:

Condensed Consolidated Statements of Financial Position	3

Condensed Consolidated Statements of Comprehensive Loss	4

Condensed Consolidated Statements of Changes in Equity	5 - 7

Condensed Consolidated Statements of Cash Flows	8 - 10

Notes to Condensed Consolidated Financial Statements	11 - 27

 - - - - - - - - - - - -

Auditors' review Report to the shareholders of XTL Biopharmaceuticals Ltd.

Introduction

We have reviewed the accompanying financial information of XTL Biopharmaceuticals Ltd (hereafter - the company) and its subsidiaries, which includes the condensed consolidated statement of financial position as of September 30, 2012 and the related condensed consolidated statement of comprehensive loss, changes in shareholders' equity, and cash flows for the nine and three month periods then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting", and they are also responsible to draw up interim financial information based on Chapter D to the Israel Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a consolidated company, which its assets included in consolidation constitute approximately 12.86% of total consolidated assets as of  September 30, 2012, and whose revenues included in consolidation are 100% of total consolidated revenues for the nine and three month periods then ended. The condensed interim financial information of this company was reviewed by other independent auditors, whose review report have been presented to us, and our conclusion, insofar as it relates to financial information for this company, is based on review report of the other auditors.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to what is said in the previous paragraph, based on our review and the report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure provisions of Chapter D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	Kesselman & Kesselman
November 25, 2012	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

B-2

XTL BIOPHARMACEUTICALS LTD.

Condensed Consolidated Statements of Financial Position

	September 30,		December 31,
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,707	200	123
Short-term deposits	2,587	1,590	1,372
Trade receivables	66	-	-
Other accounts receivable	128	49	68
Restricted deposits	21	21	21
Inventories	152	-	-

	5,661	1,860	1,584
NON-CURRENT ASSETS:
Property, plant and equipment	77	36	32
Intangible assets	4,807	2,468	2,457
Other investments	52	-	-

	4,936	2,504	2,489

Total assets	10,597	4,364	4,073

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	443	118	88
Other accounts payable	847	525	541

	1,290	643	629
NON-CURRENT LIABILITIES:
Employee benefit liabilities	13	-	-

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY:
Ordinary share capital	5,989	5,335	5,335
Share premium and warrants	147,401	141,385	141,385
Accumulated deficit	(143,598)	(142,999)	(143,276)
Treasury shares	(2,469)	-	-
Reserve from transactions with non-controlling interests	(204)	-	-

	7,119	3,721	3,444
Non-controlling interests	2,175	-	-

Total equity	9,294	3,721	3,444

Total liabilities and equity	10,597	4,364	4,073

The accompanying notes are an integral part of the financial statements.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	Deputy CEO and CFO

Date of approval of the financial statements by the Company's Board: November 25, 2012

B-3

XTL BIOPHARMACEUTICALS LTD.

Condensed Consolidated Statements of Comprehensive Loss

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	U.S. dollars in thousands (except per share data)

Revenues from sales	343	-	343	-	-
Cost of sales	156	-	156	-	-

Gross profit	187	-	187	-	-

Research and development expenses	(81)	(127)	(38)	(39)	(158)
Selling and marketing expenses	(211)	-	(211)	-	-
General and administrative expenses	(1,873)	(814)	(898)	(272)	(1,078)
Other gains, net	795	-	795	-	12

Operating loss	(1,183)	(941)	(165)	(311)	(1,224)

Finance income	31	27	15	(25)	24
Finance expenses	(42)	(5)	-	(1)	(7)

Finance income (expenses), net	(11)	22	15	(26)	17

Total comprehensive loss for the period	(1,194)	(919)	(150)	(337)	(1,207)

Loss for the period attributable to:
Equity holders of the parent company	(1,094)	(919)	(50)	(337)	(1,207)
Non-controlling interests	(100)	-	(100)	-	-

	(1,194)	(919)	(150)	(337)	(1,207)

Basic and diluted loss per share (in U.S. dollars)	(0.005)	(0.005)	(* )	(0.002)	(0.006)

*) Represents less than $ 0.001.

The accompanying notes are an integral part of the financial statements.

B-4

XTL BIOPHARMACEUTICALS LTD.

Condensed Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Company
	Share capital	Share premium and warrants	Accumulated deficit	Treasury shares	Transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance at January 1, 2012 (audited)	5,335	141,385	(143,276)	-	-	3,444	-	3,444

Comprehensive loss for the period	-	-	(1,094)	-	-	(1,094)	(100)	(1,194)
Share-based payment to employees and others	-	-	772	-	-	772	45	817
Issue of shares in business combination	176	2,293	-	(2,469)	-	-	1,858	1,858
Issue of shares and warrants	309	2,109	-	-	-	2,418	-	2,418
Conversion of convertible loan into subsidiary's equity	-	-	-	-	(204)	(204)	372	168
Exercise of warrants	169	1,614	-	-	-	1,783	-	1,783

Balance at September 30, 2012 (unaudited)	5,989	147,401	(143,598)	(2,469)	(204)	7,119	2,175	9,294

	Attributable to equity holders of the Company
	Share capital		Share premium and warrants	Accumulated deficit	Treasury shares	Transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance at January 1, 2011 (audited)	4,993		139,983	(142,142)	-	-	2,834	-	2,834

Comprehensive loss for the period	-		-	(919)	-	-	(919)	-	(919)
Share-based payment to employees and others	-		-	62	-	-	62	-	62
Issue of shares and warrants	342		1,399	-	-	-	1,741	-	1,741
Exercise of warrants	(*	)	3	-	-	-	3	-	3

Balance at September 30, 2011 (unaudited)	5,335		141,385	(142,999)	-	-	3,721	-	3,721

*) Represents less than $ 1 thousand.

The accompanying notes are an integral part of the financial statements.

B-5

XTL BIOPHARMACEUTICALS LTD.

Condensed Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Company
	Share capital	Share premium and warrants	Accumulated deficit	Treasury shares	Transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance at July 1, 2012 (unaudited)	5,777	144,749	(144,020)	-	-	6,506	-	6,506

Comprehensive loss for the period	-	-	(50)	-	-	(50)	(100)	(150)
Share-based payment to employees and others	-	-	472	-	-	472	45	517
Issue of shares in business combination	176	2,293	-	(2,469)	-	-	1,858	1,858
Conversion of convertible loan into subsidiary's equity	-	-	-	-	(204)	(204)	372	168
Exercise of warrants	36	359	-	-	-	395	-	395

Balance at September 30, 2012 (unaudited)	5,989	147,401	(143,598)	(2,469)	(204)	7,119	2,175	9,294

	Attributable to equity holders of the Company
	Share capital		Share premium and warrants	Accumulated deficit	Treasury shares	Transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance at July 1, 2011 (unaudited)	5,335		141,382	(142,679)	-	-	4,038	-	4,038

Comprehensive loss for the period	-		-	(337)	-	-	(337)	-	(337)
Share-based payment to employees and others	-		-	17	-	-	17	-	17
Exercise of warrants	(*	)	3	-	-	-	3	-	3

Balance at September 30, 2011 (unaudited)	5,335		141,385	(142,999)	-	-	3,721	-	3,721

*) Represents less than $ 1 thousand.

The accompanying notes are an integral part of the financial statements.

B-6

XTL BIOPHARMACEUTICALS LTD.

Condensed Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Company
	Share capital		Share premium and warrants	Accumulated deficit	Treasury shares	Transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance at January 1, 2011 (audited)	4,993		139,983	(142,142)	-	-	2,834	-	2,834

Comprehensive loss for the period	-		-	(1,207)	-	-	(1,207)	-	(1,207)
Issue of shares and warrants	342		1,399	-	-	-	1,741	-	1,741
Share-based payment to employees and others	-		-	73	-	-	73	-	73
Exercise of warrants	(*	)	3	-	-	-	3	-	3

Balance at December 31, 2011 (audited)	5,335		141,385	(143,276)	-	-	3,444	-	3,444

*) Represents less than $ 1 thousand.

The accompanying notes are an integral part of the financial statements.

B-7

XTL BIOPHARMACEUTICALS LTD.

Condensed Consolidated Statements of Cash Flows

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Comprehensive loss for the period	(1,194)	(919)	(150)	(337)	(1,207)
Adjustments to reconcile loss to net cash used in operating activities (a)	96	(116)	(321)	45	(105)

Net cash used in operating activities	(1,098)	(1,035)	(471)	(292)	(1,312)

Cash flows from investing activities:

Acquisition of subsidiary less cash received (d)	733	-	733	-	-
Decrease in restricted deposit	-	25	-	-	25
Decrease (increase) in short-term bank deposits	(1,178)	(1,587)	(561)	253	(1,377)
Purchase of property, plant and equipment	(2)	(11)	(1)	-	(12)
Convertible loan granted to subsidiary	-	-	22	-	-
Other investments	(33)	(3)	(33)	-	(8)

Net cash provided by (used in) investing activities	(480)	(1,576)	160	253	(1,372)

Cash flows from financing activities:

Proceeds from issue of shares and warrants	2,418	1,741	-	(10)	1,741
Proceeds from exercise of warrants	1,783	3	395	3	3

Net cash provided by (used in) financing activities	4,201	1,744	395	(7)	1,744

Increase (decrease) in cash and cash equivalents	2,623	(867)	84	(46)	(940)

Gains (losses) from exchange differences on cash	(39)	1	(3)	(10)	(3)

Cash and cash equivalents at the beginning of the period	123	1,066	2,626	256	1,066

Cash and cash equivalents at the end of the period	2,707	200	2,707	200	123

The accompanying notes are an integral part of the financial statements.

B-8

XTL BIOPHARMACEUTICALS LTD.

Condensed Consolidated Statements of Cash Flows

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2012	2011	2012	2011	2011
		Unaudited				Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	55	76	53	25	94
	Loss from disposal of property, plant and equipment	-	-	-	-	3
	Share-based payment transactions to employees and others	817	62	517	17	73
	Finance expenses on short-term deposits	(36)	(3)	(22)	28	5
	Gain from bargain purchase	(795)	-	(795)	-	-
	Change in employee benefit liabilities	2	-	2	-	-
	Exchange differences on operating activities	39	(1)	3	10	3

		82	134	(242)	80	178
	Changes in operating asset and liability items:

	Decrease in trade receivables	13	-	13	-	-
	Decrease in other accounts receivable	2	61	21	10	42
	Decrease in inventories	33	-	33	-	-
	Decrease in trade payables	(28)	(79)	(79)	(15)	(109)
	Decrease in other accounts payable	(6)	(232)	(67)	(30)	(216)

		14	(250)	(79)	(35)	(283)

		96	(116)	(321)	45	(105)

(b)	Additional information on cash flows from operating activities:

	Interest received	29	5	7	3	11

(c)	Non-cash activities:

	Deferred charges in connection with the acquisition of Kitov in the line item "other investments"	19	-	19	-	-

	Issue of treasury shares to subsidiary	2,469	-	2,469	-	-

	Conversion of convertible loan into subsidiary's equity	168	-	168	-	-

The accompanying notes are an integral part of the financial statements.

B-9

XTL BIOPHARMACEUTICALS LTD.

Condensed Consolidated Statements of Cash Flows

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2012	2011	2012	2011	2011
		Unaudited				Audited
		U.S. dollars in thousands
(d)	Acquisition of initially consolidated subsidiary:

	Working capital (excluding cash and cash equivalents)	517	-	517	-	-
	Property, plant and equipment	(51)	-	(51)	-	-
	Intangible assets	(2,397)	-	(2,397)	-	-
	Gain from bargain purchase	795	-	795	-	-
	Non-current liabilities	11	-	11	-	-
	Non-controlling interests	1,858	-	1,858	-	-

		733	-	733	-	-

The accompanying notes are an integral part of the financial statements.

B-10

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 1:-	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. ("the Company") is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs, improvement of existing medical treatment and business development in the medical realm. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at Medinat Hayehudim 85 Street, Herzliya 46766. The Company owns 100% of Xtepo Ltd. ("Xtepo") and owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

On July 25, 2012, the Company completed the acquisition of approximately 50.79% of the issued and outstanding share capital of InterCure Ltd. ("InterCure") a public company whose shares are traded on the Tel-Aviv Stock Exchange and which researches, develops, markets and sells home therapeutic devices for non-medicinal and non-invasive treatment of various diseases such as hypertension, heart failure, sleeplessness and mental stress. For additional details regarding the acquisition of InterCure, see Note 4 below.

As of the reporting date, the Company is in the planning and preparation stages for implementing Phase 2 clinical trial of rHuEPO drug designated to treat multiple myeloma cancer patients . As part of these preparations, the Company conducts a research which includes collection of data relating to the level of specific proteins in the blood of a group of patients with multiple myeloma, which will assist in focusing the Phase 2 clinical trial protocol. These collected research data will be integrated in the above Phase 2 clinical trial. The Company expanded this research to additional centers in order to collect data beyond the original research plan and it estimates that the research will conclude towards the end of 2012. With the conclusion of the above research, the Company will start the procedure to apply for an approval to commence Phase 2 clinical trial which the Company estimates is expected to be issued by the end of the first half of 2013.

On May 29, 2011, the Company has received from the U.S. Food and Drug Administration (FDA), a sub-unit of the Health and Human Services (HHS), an orphan drug designation for its rHuEPO drug for the treatment of multiple myeloma blood cancer for which it owns a patent through 2019.

An "orphan drug" is defined as a drug for treating diseases that affect a relatively small number of people. In the U.S., an "orphan drug" is defined as a disease affecting fewer than 200,000 people a year. To encourage the development of drugs for these diseases, the different regulatory authorities grant benefits and incentives to developers. The main standard benefit of orphan drugs in the U.S. is receiving seven years marketing exclusivity from the date of marketing approval by the FDA, as far as the FDA gives such approval. Other benefits are local U.S. tax credits for research and development expenses and waiver of FDA filing fees.

B-11

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 1:-	GENERAL (Cont.)

On November 30, 2011, the Company completed the MinoGuard transaction in the framework of which the Company acquired the activity of MinoGuard Ltd. ("MinoGuard"), which was founded by Mor Research Applications Ltd. ("Mor"), by an exclusive license to use MinoGuard's entire technology, including the SAM-101 drug, a combined drug for the treatment of mental disorders focusing on schizophrenia disorder in return for royalties on sales and milestone payments throughout the clinical development process, without making any other payment. This drug is based on a combination of existing anti-psychotic drugs and a recognized medicinal compound (Minocycline).

For additional details regarding the MinoGuard agreement, see Note 15a to the consolidated financial statements for 2011.

The Company's subsidiaries as of September 30, 2012 are as follows:

InterCure - a public company whose shares are traded on the on the Tel-Aviv Stock Exchange (for additional details, see Note 4 below).

Xtepo - an Israeli privately-held company incorporated in November 2009 and which holds a license for the exclusive use of the patent for rHuEPO drug for multiple myeloma.

XTL Inc. was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and was engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine") until November 18, 2008, when the Company announced that the Phase 2b clinical trial of Bicifadine failed to meet its endpoints and, as a result, the development of the drug was ceased.

As of the date of the approval of the financial statements, the companies XTL Inc. and XTL Development are inactive.

After the date of the statement of financial position, on November 21, 2012, the Company purchased approximately 31.35% issued and outstanding share capital of Proteologics Ltd. ("Proteologics"), a public company traded on the Tel-Aviv Stock Exchange, in consideration of approximately NIS 6.5 million (approximately $ 1.7 million), which were paid in cash (see note 7b below).

The Company is a public company traded on the Tel-Aviv Stock Exchange and its American Depository Receipts (ADRs) are quoted on the Pink Sheets (see also Note 5h).

The interim financial information is reviewed but not audited.

B-12

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 1:-	GENERAL (Cont.)

b.	The Company has recurring losses and no revenues from operations at this stage (except the subsidiary, InterCure, which was initially consolidated in these financial statements following a transaction which was completed in July 2012, see also Note 4 below) and it is dependent on external financing sources. During the period, the Company raised through a private placement and exercise of tradable and non-tradable warrants from March 2012 to the date of the approval of the financial statements total net proceeds of approximately $ 4.25 million (for additional details, see Notes 5 and 7 below). After the date of the statement of financial position, on November 21, 2012, the Company purchased approximately 31.35% issued and outstanding share capital of Proteologics, in consideration of approximately NIS 6.5 million (approximately $ 1.7 million), which were paid in cash. In the opinion of the Company's management and based on its business plans, the balances of cash and cash equivalents with the balances of short-term deposits, after the above transaction, will enable the Company to fund its activities through at least into 2014. However, the actual amount of cash the Company will need to fund its operations is subject to many factors, including, but not limited to, the timing, design and execution of the clinical trials of its existing drug candidates, any future projects which may be in-licensed or any other business development activities. For example, changing circumstances and/or acquisition of new technologies may cause the Company to consume capital significantly faster than the management's current anticipation and the Company may need to spend more money than currently expected because of, among others, circumstances beyond its control.

The Company will incur additional losses during the year from research and development activities, examination of additional technologies and from current operation which will be reflected in negative cash flows from operating activities. Accordingly, in order to complete the clinical trials to bring a product to market, the Company will be required to raise additional cash in the future through the issuance of securities. However, if the Company is not able to raise additional capital at acceptable terms, the Company may be required to exercise tradable securities held by it or reduce operations or sell or out-license to third parties some or all of its technologies.

NOTE 2:-	BASIS OF PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS

a.	The condensed consolidated financial information of the Group as of September 30, 2012 and for the interim periods of nine and three months then ended ("interim financial information") has been prepared in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") and includes the additional disclosure requirements in accordance with Chapter D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This interim financial information does not contain all the information and disclosures that are required in the framework of the annual financial statements. This interim financial information should be read in conjunction with the annual financial statements for 2011 and the accompanying notes which have been prepared in accordance with International Financial Reporting Standards ("IFRS") and included the additional disclosure requirements in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

B-13

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 2:-	BASIS OF PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS (Cont.)

b.	Estimates - the preparation of the interim financial statements requires the Group's management to make judgments and to use accounting estimates and assumptions that have an effect on the application of the Group's accounting policies and on the reported amounts of assets, liabilities and expenses. Actual results could differ from those estimates.

In the preparation of these condensed consolidated interim financial statements, the significant judgment exercised by management in applying the Group's accounting policies and the uncertainties involved in the key sources of the estimates were identical to those in the consolidated annual financial statements for the year ended December 31, 2011.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The Group's significant accounting policies and methods of computation adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the annual financial statements for 2011, except for standards, amendments or interpretations to existing standards that became effective and that are mandatory for the accounting periods beginning January 1, 2012, however, their initial adoption had no material effect on the Group's interim financial information (as well as on the comparative figures).

NOTE 4:-	BUSINESS COMBINATION

On June 13, 2012, the Company entered into an agreement in principles with InterCure according to which, subject to carrying out the debt settlement pursuant to Article 350 to the Israeli Companies Law, 1999 ("the settlement") before the transaction in which InterCure will convert its entire debts into Ordinary shares of InterCure based on the distribution mechanism determined with all its debtors (including its employees) is consummated, the Company will acquire the control over InterCure in consideration for investing an aggregate amount of approximately $ 2.7 million, partly in cash and partly by the allocation of Company shares. Also, besides the Company's investment in InterCure, a third party ("Medica Fund") will invest in InterCure an amount of approximately $ 630 thousand.

As part of the prerequisites underlying the agreement, InterCure has undertaken to be free of any net debts and/or monetary liabilities on the date of closing of the transaction as well as free of any contingent liabilities, excluding an amount of up to $ 150 thousand in net liabilities.

On July 25, 2012, the transaction was completed after all the prerequisites had been met and the Company acquired 16,839,532 Ordinary shares of InterCure with no par value in consideration of a private placement of 7,165,662 Ordinary shares of the Company of NIS 0.1 par value each whose value on the date of signing the agreement measured according to the quoted market price of the Company's shares on the Tel-Aviv Stock Exchange approximated $ 2.2 million, and which represents a value of InterCure of $ 1.75 million before the money, but after all of InterCure's debts are converted as described above ("InterCure's adjusted value"). The fair value of the Company's shares on the date of consummation of the transaction was approximately $ 2,469 thousand.

B-14

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 4:-	BUSINESS COMBINATION (Cont.)

In addition, the Company provided InterCure an amount of approximately $ 150 thousand in cash on the basis of InterCure's adjusted value. After effecting the above allocation, the Company held about 50.79% of the issued and outstanding share capital of InterCure. The investment of Medica Fund on the date of closing on the basis of InterCure's adjusted value amounted to approximately $ 460 thousand.

Further, the Company and Medica Fund provided InterCure a loan of $ 500 thousand (the Company's share is $ 330 thousand) for a period of up to ten months at an overall interest rate of 15%. The Company and Medica Fund have the right to convert the loan into an additional 11,546,507 shares of InterCure (the Company's share is 7,620,695 shares) which will constitute, upon conversion and assuming full dilution on the date of closing, approximately 24.47% of the issued and outstanding share capital of InterCure (the Company's share in the convertible loan is 16.15% of the issued and outstanding share capital of InterCure). On August 6, 2012, Medica Fund converted the loan it provided InterCure into shares and its stake in InterCure is about 23.69% of the issued and outstanding share capital of InterCure (about 18.61% on a fully diluted basis, as of the date of the loan's conversion).

As of the date of the approval of the financial statements, the Company's stake in InterCure is approximately 45.41% of the issued and outstanding share capital of InterCure. However, if the Company converts the loan extended to InterCure into shares, its stake in InterCure will be approximately 54.72%. Assuming that all the options granted to employees and directors in InterCure are exercised, and assuming the above loan is converted, the Company's stake in InterCure will be about 51.51%.

After the date of the statement of financial position, InterCure granted 20,185,184 performance contingent options that are exercisable into 20,185,184 Ordinary shares with no par value to Gibuv Ltd. ("Gibuv") (see Note 5m below). If the entire performance contingent options granted to Gibuv are exercised, and assuming the conversion of said loan and the exercise of the entire options granted to directors and employees, the Company's stake in InterCure will be approximately 36.15% of the issued and outstanding share capital of InterCure.

B-15

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 4:-	BUSINESS COMBINATION (Cont.)

The table below summarizes the consideration paid for the Company's stake in InterCure, the amounts recognized in the consolidated financial statements for the assets acquired and liabilities assumed and the fair value on the date when the non-controlling interest were acquired.

	U.S. dollars in thousands
Consideration:

Cash	*)	479
Fair value of Company's shares issued in the acquisition	**)	2,469

Total consideration paid		2,948

Amounts recognized for identifiable assets acquired and liabilities assumed:

Current assets (including convertible loan of $ 330 thousand that the Company provided InterCure)		1,538
Treasury shares		2,469
Property, plant and equipment		51
Intangible assets	***)	2,397
Current liabilities		(843)
Employee benefit liabilities		(11)

Total identifiable net assets		5,601
Non-controlling interests at fair value		(1,858)
Gain from bargain purchase		(795)

		2,948

*) Includes $ 330 thousand that the Company gave as a convertible loan, as above.

**)	Fair value on the date of closing, i.e. July 25, 2012 (see below).

***)	Includes technology of $ 1,909 thousand and brand name of $ 488 thousand that are depreciated on a straight-line basis over a period of 9 and 10 years, respectively.

The fair value of the Company's Ordinary shares which were issued as part of the consideration in the transaction to acquire InterCure was measured on the basis of the quoted share price in an active market (the Tel-Aviv Stock Exchange) as of the date of closing, after weighting the fact that shares granted to InterCure are restricted for periods between 0.5 - 1.25 years, by virtue of the provisions of the Israeli Securities Law, 1968 and the Israeli Securities Regulations (Details with regard to Sections 15A to 15C of the Law), 2000.

B-16

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 4:-	BUSINESS COMBINATION (Cont.)

The Group elected to measure non-controlling interests at fair value as of the date of business combination. The fair value of non-controlling interests was measured by quoting the price for InterCure share on July 26, 2012, the first trading day on the Tel-Aviv Stock Exchange after the date of closing plus the equity component of the loan Medica Fund provided InterCure.

Additional revenues included in the consolidated statement of comprehensive loss from the date of acquisition as a result of consolidating InterCure's results totaled approximately $ 343 thousand for the nine and three months periods ended September 30, 2012. Further, as a result of consolidating InterCure's results, the loss increased by $ 187 thousand (approximately $ 103 thousand if eliminating the deduction of excess of cost upon acquisition) for the nine and three months periods ended September 30, 2012.

If InterCure had been consolidated on January 1, 2012, the consolidated statement of comprehensive loss would have included revenues of $ 1,672 thousand and $ 468 thousand and increase in profit of $ 11,739 thousand and $ 12,728 thousand for the nine and three months periods ended September 30, 2012, respectively (unaudited) (including gain from debt settlement of $ 12,404 thousand in each of the nine and three months periods ended September 30, 2012).

Transaction costs of approximately $ 30 thousand were recognized in the Company's statement of comprehensive loss for the nine and three months periods ended September 30, 2012

NOTE 5:-	SIGNIFICANT EVENTS DURING THE PERIOD

a.	On January 29, 2012, 39,000 options which had been granted in 1997 to a service provider expired.

b.	On March 14, 2012, the Company signed a strategic collaboration framework agreement with Clalit Health Services - Clalit Research Institute Ltd. ("the Institute") and Mor Research Applications Ltd. according to which the Institute provides the Company with the right to receive contents which are based on the Institute's database in connection with technologies that stem from inventions and patents of Clalit Health Services' physicians, in projects whose content shall be agreed upon by the Company, the Institute and Mor in advance and in writing.

In consideration for the above, the Company shall pay the Institute the cost basis related to the Institute's activity in the framework of any project plus an additional 10% of the total royalties Mor is entitled pursuant to its agreements with the Company in connection with each technology where rights were granted to the Company.

This agreement may be terminated by giving a written and advance notice of 180 days by any of the parties on condition that all joint active projects have reached their end.

B-17

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 5:-	SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

c.	On March 18, 2012, the Company's Board approved a private placement to institutional and private investors (foreign as well as Israeli) for the total of approximately $ 2.4 million (approximately NIS 9.1 million), net of issuance expenses of approximately $ 19 thousand. According to the private placement, the Company allocated 11,560,362 Ordinary shares of the Company of NIS 0.1 par value each, 3,853,454 warrants (series A) and 1,926,727 warrants (series B).

Warrants (series A) are exercisable into one Ordinary share of NIS 0.1 par value from the date of allocation (March 18, 2012) to September 17, 2012 at an exercise price equal to NIS 1.046 per share, linked to the U.S. dollar. During the period, 560,000 warrants (series A) were exercised into 560,000 Ordinary shares of the Company of NIS 0.1 par value each for the total consideration of $ 155 thousand. On September 17, 2012, the outstanding 3,293,454 warrants (series A) expired. See additional information on the exercise of warrants (series A) during the period in 5n.

Warrants (series B) are exercisable into one Ordinary share of NIS 0.1 par value from the date of allocation (March 18, 2012) to March 17, 2015 at an exercise price equal to NIS 1.124 per share, linked to the U.S. dollar.

d.	On March 19, 2012, the annual meeting of shareholders allocated 300,000 options to external directors in the Company that are exercisable into 300,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.58633 per share. Pursuant to the guidance of IFRS 2, the fair value of all options on the date of approval by the general meeting, using the Black-Scholes model was approximately $ 79 thousand. The maximal option term is 10 years from the grant date. 33% of the options are exercisable immediately after their allocation and the remaining options are exercisable in 24 tranches every month over a two-year period.

The value of each option is based on the following assumptions: expected dividend of 0%, expected standard deviation of 153%, risk-free interest rate of 4.08% and expected life of 6 years.

e.	On April 12, 2012, in the Board's meeting, Dr. Ben-Zion Weiner appointment as an independent director in the Company was approved.

f.	On April 12, 2012, the Company's Board approved to allocate 1,810,000 options that are exercisable into 1,810,000 Ordinary shares of the Company of NIS 0.1 par value each at an exercise price equal to NIS 0.9 per share as follows: 1,710,000 options to the deputy CEO and CFO and 100,000 options to employees in the Company. Pursuant to the guidance of IFRS 2, the fair value of all options on the grant date (the date of Company's Board resolution), using the Black-Scholes model was approximately $ 399 thousand. The maximal option term is 10 years from the grant date. The options are exercisable in twelve equal tranches every quarter over a three-year period.

The value of each option is based on the following assumptions: expected dividend of 0%, expected standard deviation of 153.85%, risk-free interest rate of 3.67%-4.22% and expected life of 5 to 6.5 years.

B-18

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 5:-	SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

g.	On May 29, 2012, in an extraordinary meeting of the shareholders, 4,408,000 options were allocated to a director in the Company that are exercisable into 4,408,000 Ordinary shares of the Company of NIS 0.1 par value each at an exercise price equal to NIS 0.9 per share. Pursuant to the guidance of IFRS 2, the fair value of all options on the date of approval by the Company's extraordinary meeting, using the Black-Scholes model was approximately $ 1,255 thousand. Also 1,500,000 options were allocated to the Company's CEO that are exercisable into 1,500,000 Ordinary shares of the Company of NIS 0.1 par value each at an exercise price equal to NIS 0.9 per share. Pursuant to the guidance of IFRS 2, the fair value of all options on the date of approval by the Company's extraordinary meeting, using the Black-Scholes model was approximately $ 427 thousand. The maximal option term is 10 years from the grant date. The options are exercisable in twelve equal tranches every quarter over a three-year period.

The value of each option is based on the following assumptions: expected dividend of 0%, expected standard deviation of 154.09%, risk-free interest rate of 3.90%-4.16% and expected life of 5 to 6.5 years.

h.	On June 1, 2012, the Company has filed an application for relisting its ADRs on the NASDAQ Stock Exchange, which is subject to complying with all the required criteria that is examined by the NASDAQ Listing Qualifications Committee, including the criteria of minimum ADR price (according to the different listing criteria). On September 24, 2012, the Company's Board approved to change the number of ADRs such that 20 Ordinary shares of the Company form one ADR, this in order to support the Company's compliance with the NASDAQ's ADR listing requirements. The record date of the change in ADR ratio is October 4, 2012.

i.	On April 12, 2012, the Company entered into an unbinding letter of intent with Kitov Pharmaceuticals Ltd. ("Kitov") according to which the Company intends to acquire the entire share capital of Kitov in consideration of the allocation of Company shares and milestone payments throughout the development progress of Kitov's products. Kitov researches and develops combination drugs. Kitov's lead drug is ready for a Phase 3 clinical trial and is focused on pain induced by osteoarthritis and treatment of hypertension. On June 18, 2012, the Company's Board approved to enter into a binding agreement according to which the Company will acquire the entire issued and outstanding share capital of Kitov by a reverse triangular merger subject to the fulfillment of certain prerequisites.

On September 9, 2012, the boards of directors of both the Company and Kitov approved the terms of the agreement, as amended by the parties following negotiations, as follows:

1.	In return for receiving 100% of Kitov's issued and outstanding share capital, the Company will pay Kitov's shareholders on the date of closing a total of $ 140 thousand and allocate 8,686,733 Ordinary shares of the Company to Kitov's shareholders ("the additional shares"), 241,048 warrants to service providers in Kitov to acquire 241,048 Ordinary shares of the Company of NIS 0.1 par value each that are exercisable over a five-year period from the date of allocation at an exercise price equal to NIS 0.01 per share.

B-19

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 5:-	SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

The Company will also allocate to Kitov's shareholders and service providers ("the offerees") an additional 612,800 warrants ("the additional warrants") that are exercisable into 612,800 Ordinary shares of the Company of NIS 0.1 par value each at an exercise price equal to NIS 0.01 per additional share at the earlier of 18 months after the date of closing or after the Company completes a capital raising in the total of $ 4 million. Alternatively, the additional warrants will be cancelled immediately once the offerees receive an amount of $ 160 thousand from the Company, assuming the Company completes a capital raising in the total of $ 4 million as above. All of the securities allocated to the offerees on the date of closing, assuming that all the warrants allocated to the offerees, including the additional warrants, are exercised, will represent approximately 3.99% of the Company's issued and outstanding share capital (approximately 3.59% on a fully diluted basis).

2.	After completing the acquisition agreement and subject to the fulfillment of the milestones contingent on the progress in developing Kitov's drugs as stipulated in the acquisition agreement, the Company will pay the offerees up to seven additional payments which might collectively amount to up to $ 61 million ("the milestone payments"). The Company has an exclusive right to convert any of the milestone payments by allocating up to 91,828,110 shares of the Company (assuming all the milestones are met), which will represent up to about 27.76% of the Company's issued and outstanding share capital after the allocation (about 25.70% on a fully diluted basis) and along with the securities issued on the date of closing will represent about 30.65% of the Company's issued and outstanding share capital (about 28.37% on a fully diluted basis).

3.	According to the acquisition agreement, the Company has undertaken to carry out a development plan for one of the drugs developed by Kitov. According to this undertaking, the Company will invest up to $ 1.5 million in financing the Phase 3 clinical trial which will begin at the later of three months from the date of consummation of the agreement or six months from the date of signing the acquisition agreement and the clinical trial is expected to last 18 months from commencement.

4.	Approving the consolidation of the Company's share capital at a 1:10 ratio such that each 10 Ordinary shares of NIS 0.1 par value are consolidated into one share of NIS 1.0 par value.

5.	Appointing Dr. Paul Waymack and Mr. Simcha Rock as directors in the Company until the next annual meeting.

6.	Approving the Company's engagement in a service agreement with Dr. Paul Waymack for appointing the latter as the Chairman of the Company's Board and as the director in charge of the clinical and regulatory development of all of the Company's products in return for monthly management fees of $ 9,166, as well as an annual grant at a maximum amount of $ 30 thousand, subject to the approval of the Company's Board.

B-20

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 5:-	SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

The acquisition agreement will be completed provided that certain prerequisites are met, including obtaining the approval of the shareholders' meeting for the acquisition agreement, which is scheduled to convene on November 28, 2012, obtaining a pre-ruling from the Israeli Tax Authorities in accordance with Article 104H to the Income Tax Ordinance (New Version), 1961 so that the sale of Kitov's shares and the allocation of the Company's securities to Kitov are not viewed as a taxable event on the date of closing of the transaction.
It should be noted that the Company's shares issued in the transaction will be mostly restricted for a voluntary restriction period and/or by virtue of the provisions of the Israeli Securities Law, 1968 for a period of between six months and two years from the date of allocation.

In order to examine the transaction and convening the extraordinary shareholders meeting, the Company performed a valuation of Kitov's intellectual property as of September 30, 2012 with the assistance of external valuer (BDO Ziv Haft - Consulting and Management Ltd.), which was attached to the Shareholders meeting announcement, determining the fair value of Kitov's intellectual property.

j.	On July 25, 2012, the CEO of a subsidiary (InterCure) was allocated 1,484,551 options that are exercisable into 1,484,551 Ordinary shares of InterCure with no par value at an exercise price equal to NIS 0.54 per share, based on the quoted market price of InterCure's share as determined in the debt settlement reached with InterCure. Pursuant to the guidance of IFRS 2, the fair value of all options on the grant date using the Black-Scholes model was approximately $ 132 thousand. In addition, InterCure's Deputy CEO, Finance was allocated 1,000,000 options that are exercisable into 1,000,000 Ordinary shares of InterCure with no par value at an exercise price equal to NIS 0.54 per share, based on the quoted market price of InterCure's share as determined in the debt settlement reached with InterCure. Pursuant to the guidance of IFRS 2, the fair value of all options on the grant date using the Black-Scholes model was approximately $ 88 thousand. The maximal term of the options granted to the CEO and Deputy CEO and CFO is 10 years from the grant date. The options are exercisable in twelve equal tranches every quarter from the grant date over a three-year period.

The value of each option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 90.76%, risk-free interest rate of 3.39%-3.68% and expected life of 5 to 6.5 years.

k.	On August 22, 2012, Presidio Pharmaceuticals Inc. ("Presidio") requested to terminate its engagement with the Company effective as of August 24, 2012. Following a notice of the termination of the agreement, Presidio's entire DOS technology (including all the patents maintained by Presidio) will be revert back to the Company within 90 days from the date of said notice in accordance with the provisions of the agreement. Presidio is a U.S. biotechnological company, which received an exclusive global sublicense for the clinical development, regulation and commercialization of the Company's DOS technology from March 2008 (updated in August 2008) (which includes products for the treatment of Hepatitis C virus) according to which the Company has certain milestone rights in the development of the DOS program (see also Note 15a to the consolidated financial statements for 2011).

It is the Company's intention to assess the renewal of the activity in the Hepatitis C area and/or locate strategic partners for the continued development and marketing of drugs for Hepatitis C virus on the basis of Presidio's reverted DOS technology.

B-21

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 5:-	SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

l.	On September 3, 2012, in the context of an extraordinary meeting of InterCure's shareholders, each of the four directors in InterCure was allocated 75,000 options that are exercisable into 300,000 Ordinary shares of InterCure with no par value at an exercise price equal to NIS 0.54 per share. Pursuant to the guidance of IFRS 2, the fair value of all options on the date of the approval by the extraordinary meeting of InterCure's shareholders, using the Black-Scholes model was approximately $ 26 thousand. The maximal option term is 10 years from the grant date. The options are exercisable in twelve equal tranches every quarter from the date of grant over a three-year period.

The value of each option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 87.27%, risk-free interest rate of 3.06%-3.53% and expected life of 5 to 6.5 years.

m.	On September 24, 2012, a subsidiary (InterCure) entered into a strategic service agreement with Gibuv Ltd. ("Gibuv") for a period of three years for the provision of online marketing and sale services of InterCure's products. The key terms of the agreement are as follows:

1.	Gibuv's annual sales targets:

According to the strategic agreement, certain sales targets were determined, calculated as total sales of the product's online marketing activity in the six months preceding the end of each calendar quarter (as defined below) multiplied by 2. The calculation of these sales targets also includes sales made by and/or to third parties with which the engagement is performed by Gibuv. A calendar quarter is defined as an accounting quarter based on InterCure's financial statements. The calculation will be performed near the date of the publication of the quarterly financial statements (it should be noted that the first examination of the sales targets will be done on a one-time-only basis at the end of two calendar quarters from the date of signing the agreement, namely at the end of the second quarter of 2013, and the other examinations will be done every calendar quarter as discussed above).

Based on its compliance with said sales targets, Gibuv will be allocated up to 20,185,184 non-tradable options that are exercisable into InterCure shares for a (dividend adjusted) exercise price equal to NIS 0.54 per share. Provided that all options are exercised by Gibuv and the exercise price of each option is actually paid, the total proceeds which InterCure stands to receive amount to approximately NIS 10,900,000. It should be noted that Gibuv will be entitled to exercise the options under a cashless exercise mechanism in which the minimum exercise price required by the provisions of the Tel-Aviv Stock Exchange articles of association will be paid.

B-22

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 5:-	SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

Following is a table describing the total options according to annual sales targets:

Number of options	Sales targets (U.S. dollars in thousands)

6,055,555	4,000,000
4,037,037	5,000,000
4,037,037	15,000,000
6,055,555	30,000,000

20,185,184

The allocation of the options and the items of the strategic agreement regarding said allocation (including the PUT and CALL options discussed below) were approved in the general meeting of October 28, 2012.

The fair value of all performance contingent options on the date of the approval by the extraordinary meeting of InterCure's shareholders, Pursuant to the guidance of IFRS 2, using the Monte-Carlo model was approximately $ 2,169 thousand. The maximal option term is 5 years from the grant date.

The value of each option is based on the following assumptions: expected dividend of 0%, expected standard deviation of 93.6%, risk-free interest rate of 2.1%-3.14% and expected life of 5 years.

2.	The consideration for the services:

According to the provisions of the strategic agreement, during the period of the strategic agreement, InterCure will pay Gibuv a total of $ 40,000 a month, plus VAT, in return for online marketing of InterCure's products ("Consideration") as follows:

a)	The first four months of the strategic agreement period will serve as a grace period during which no consideration will be paid.

b)	In respect of the services supplied in the last four months of the first year of the strategic agreement (namely from the ninth month from the beginning of the strategic agreement period until the end of the twelfth moth), the consideration will be paid subject to the fulfillment of an average monthly contribution (revenues from online sales less cost of online advertising and cost of sales of products in the online channels, "average monthly contribution") from online marketing of at least $ 50,000.

c)	Starting from the end of the first year of the strategic agreement period until the end of the strategic agreement period, the consideration for the services will be paid subject to the fulfillment of an average monthly contribution from online marketing of at least $ 140 thousand.

B-23

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 5:-	SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

3.	Online advertising budget:

InterCure will provide monthly online advertising budgets of at least $ 130 thousand in favor of the online sales activity performed by Gibuv, provided that effective from January 2013, the monthly contribution is not less than the total budget discussed above (for example, a monthly advertising budget of $ 100 thousand will yield a contribution of at least $ 100 thousand). In addition, in the first 12 months of the strategic agreement period, InterCure will provide Gibuv a budget of $ 50 thousand in favor of reviewing new advertising channels and methods, provided that InterCure's quarterly expense incurred for the purpose of this activity does not exceed $ 15 thousand.

4.	Purchase of software:

According to the strategic agreement, InterCure will purchase from a third party the rights to use the Affiliate software program ("the program") which will be used by Gibuv in providing the services, including a right for upgrades and technical support throughout the strategic agreement period, all for a monthly fee of $ 153 thousand, half of which will be paid once the strategic agreement period begins and the other half three months later. Moreover, during the strategic agreement period, Gibuv will provide the services to InterCure based on InterCure's needs using a media management program which, whereby if the strategic agreement is terminated, Inter Cure will be entitled to purchase the rights to use the media management program, including upgrades and tech support, for a period of three years for a price reflecting a 40% discount on the market price of the media management program on the date of purchase. InterCure will also reimburse Gibuv for the expenses relating to the customization of the media management program in a total of $ 25,000, plus VAT, subject to achieving a sales target arising from the online marketing activity of $ 5 million, whereby if this target is achieved before March 2014, the expenses will be reimbursed in March 2014.

5.	PUT option:

Upon the signing of the strategic agreement, Gibuv's shareholders will be conferred a non-transferrable PUT option to sell Gibuv's entire share capital to InterCure, in effect after 18 months have elapsed from the beginning of the strategic agreement period ("the PUT option").

In consideration of the acquisition of Gibuv, InterCure will pay Gibuv's shareholders the value of Gibuv's business activity, calculated as Gibuv's EBITDA (income before taxes on income, depreciation and amortization) in the last 12 months preceding the date of the PUT option exercise, multiplied by 3 (which will not exceed an amount of $ 110 thousand) ("the value of the supplier's activity") with the addition of the intrinsic economic value of the option (calculated as the average closing price of InterCure's share on the Tel-Aviv Stock Exchange in the 30 trading days which precede the relevant notice date, less the exercise price of the option on the relevant notice date) (the value of the supplier's activity and the intrinsic economic value collectively - "Gibuv's value").

B-24

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 5:-	SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

The consideration from the exercise of the PUT option will be paid in cash or by the allocation of InterCure shares, at InterCure's exclusive discretion. If InterCure chooses to allocate its shares as consideration, the quoted market price of each share shall be determined based on the average quoted market price of InterCure's shares on the Tel-Aviv Stock Exchange in the 30 trading days which preceded the date of notice of the exercise of the PUT option.

6.	CALL option:

On the date of signing the strategic agreement, InterCure will be granted a non-transferrable CALL option to purchase Gibuv's entire share capital by InterCure ("the CALL option"). The CALL option will come into effect at the end of one year from the beginning of the strategic agreement period and will remain in effect throughout the strategic agreement period, subject to the following terms:

In return for the acquisition of Gibuv, InterCure will allocate to its shareholders options in a number that completes a total of 20,185,184 options at an exercise price identical to the exercise price detailed above. Alternative, at its exclusive discretion, InterCure will pay the consideration in cash in an amount equivalent to Gibuv's value, as defined above. The CALL option will become effective within 30 days from the date of providing said notice according to the date on which all the various calculations regarding the consideration are made, as described above.

On October 4, 2012, InterCure convened an extraordinary general meeting of the shareholders in order to approve the strategic service agreement with Gibuv as described above.

On October 28, 2012, InterCure's general meeting approved the engagement in the strategic service agreement with Gibuv, including the allocation of options and the items of the strategic agreement dealing with the allocation.

n.	During the period, holders of the Company's warrants exercised 5,858,806 warrants (series 2) into 5,858,806 Ordinary shares of NIS 0.1 par value each at an average exercise price equal to NIS 1.06 per share for the total consideration of approximately $ 1.8 million (approximately NIS 6.8 million) as well as 560,000 warrants (series A) into 560,000 Ordinary shares of NIS 0.1 par value each at an average exercise price equal to NIS 1.09 per share. On September 17, 2012, according to the terms of the private placement from March 2012, 3,293,454 warrants (series A) of the Company expired. See additional information on the exercise of warrants after the date of the statement of financial position in Note 7.

B-25

XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 6:-	SEGMENT REPORTING

The Group's management has determined the business segments based on reports that are reviewed by the chief operating decision maker to make strategic decisions.

Through July 25, 2012, the Company operated in one business segment - drug development. Since that date, with InterCure acquisition, the chief operating decision maker reviews the business activity both from the aspect of the nature of activity and from the geographical aspect. As to the nature of activity, he examines the results of the drug development activity and the results of the medical devices activity. Geographically, he examines the sale performances of medical devices in the U.S., Britain and other countries.

a.	Below is segment reporting data for the nine and three months periods ended September 30, 2012:

	Medical devices			Drug development	Adjustments	Total
	U.S.	Britain	Other countries
	U.S. dollars in thousands
Nine months ended September 30, 2012 (unaudited):

Revenues:
Revenues from external entities	270	71	2	-	-	343
Inter-segment revenues	-	-	257	-	(257)	-

Total revenues	270	71	259	-	(257)	343

Segment results	(44)	(14)	-	(297)	-	(355)

Three months ended September 30, 2012 (unaudited):

Revenues:
Revenues from external entities	270	71	2	-	-	343
Inter-segment revenues	-	-	257	-	(257)	-

Total revenues	270	71	259	-	(257)	343

Segment results	(44)	(14)	-	(100)	-	(158)

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XTL BIOPHARMACEUTICALS LTD.

Notes to Condensed Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 6:-	SEGMENT REPORTING (Cont.)

b.	Reconciliation between segment results and comprehensive loss:

	Nine months ended September 30,	Three months ended September 30,
	2012	2012
	Unaudited
	U.S. dollars in thousands

Total results of reportable segments	(355)	(158)

Unallocated research and development expenses	(9)	(7)

Unallocated general and administrative expenses	(1,614)	(795)

Other gains, net	795	795

Finance income (expenses)	(11)	15

Comprehensive loss for the period	(1,194)	(150)

NOTE 7:-	EVENTS AFTER THE REPORTING PERIOD

a.	From the date of the statement of financial position through the date of the approval of the financial statements, holders of the Company's warrants exercised 192,157 warrants (series 2) into 192,157 Ordinary shares of NIS 0.1 par value each at an average exercise price equal to NIS 1.06 per share. The total consideration received from the exercise of warrants (series 2) amounted approximately $ 53 thousand (approximately NIS 203 thousand).

b.	On November 21, 2012, in an off-market transaction, the Company purchased from Teva Pharmaceutical Industries Ltd. ("Teva") 4,620,356 Ordinary shares of NIS 1.0 par value each of Proteologics, representing Teva's entire stake in Proteologics and approximately 31.35% of Proteologics' issued and outstanding share capital, in consideration of approximately NIS 6.5 million (approximately $ 1.7 million).

Proteologics is a public company whose shares are traded on the Tel-Aviv Stock Exchange, engaged in the discovery and development of drugs comprised of various components of the UBIQUITIN system discovered by Dr. Avram Hershko and Dr. Aaron Ciechanover, both 2004 Nobel Prize laureates in Chemistry for the discovery of the UBIQUITIN system.

- - - - - - - - - - - -

B-27

XTL Biopharmaceuticals Ltd.

Purchase Price Allocation - InterCure Ltd.

July 25, 2012

B-28

BDO Ziv Haft Amot Bituach House Building B, 48 Menachem Begin Road, Tel Aviv 66180 Israel www.bdo.co.il

XTL Biopharmaceuticals Ltd.

Re: A Purchase Price Allocation of InterCure Ltd.

In accordance with XTL Biopharmaceuticals Ltd's request (Hereinafter: "XTL" or the "Purchaser") BDO Ziv Haft Consulting & Management Ltd. (Hereinafter: "BDO") has performed an investigation and valuation of the net assets of InterCure Interactive Therapeutic Devices Ltd. (Hereinafter: "InterCure" or the "Company") acquired by XTL, as of July 25th, 2012 (Hereinafter: the "Valuation Date").

We confirm XTL and InterCure to publish the PPA in their financial statement.

The valuation is based upon data and information delivered to us by the Company and its management (Hereinafter: the "Management").

Among data and information used are:

❖	The Company's audited financial reports, as of December 31, of the years 2008-2011;

❖	The Company's unaudited financial statements as of July 25, 2012;

❖	The acquisition Details;

❖	Other information provided by Management, written or oral;

❖	Discussions with Management;

❖	Publicly available information (articles, websites) regarding the industry. While making this PPA, BDO used the data and information supplied by the Company without examining its correctness and completeness. The data and information received from the Company were assumed correct, and any reliance thereof is neither confirmation nor verification of their validity. BDO and its employees are not responsible for the completeness or accuracy of the aforementioned data, or for any inaccuracy, error, omission or any other fault caused by using the aforementioned data.

The valuation of the Company's assets involves assumptions, estimates and forecasts, yet supposed to reasonably assess the economic value based on the available information at the time of the evaluation. Any change in the different variables or supplemental information may affect the outcomes of the evaluation, and consequently the conclusions of the analysis.

This Purchase Price Allocation report contains forward-looking statements, with respect to the Company, its financial condition and projected results of its operations. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, changes in general economic conditions, failure to forecast the market trends, and specific risks associated with the nature of target markets and unanticipated events or circumstances. Changes in economic conditions and market trends might significantly affect the valuation.

Section 1: The Acquisition | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Details regarding the valuation specialist

BDO was founded by the partners of BDO Certified Public Accountants. BDO is part of the international BDO network, provides a full range of business services required for national and international businesses in any sector. BDO has vast experience in the following fields: business valuations, financial and tax due diligence, goodwill and intangible assets valuations, financial analyses, business plans, project finance PFI/PPP advisory, M&A, investment banking and more.

Your exclusive remedy and BDO’s sole liability to you, for any cause whatsoever will be limited to the fees paid to BDO under this Agreement. The foregoing limitation will apply regardless of the form of action, whether contract or tort, including without limitation, negligence, except that such limitation shall not apply in the case of gross negligence, revenue, data, use of other commercial injury, or any special, incidental, indirect or consequential damages, suffered by XTL or any third party, whether or not BDO has been advised of the possibility of such loss, injury, damages or third party claim, under any cause of action arising out of or relating to this Agreement.

You acknowledge that XTL is solely responsible for the payment of all fees, expenses, indemnification or other amounts due under or in connection with this engagement. XTL shall indemnify, defend, hold harmless, and release BDO from and against any and all claims, lawsuits, judgments, proceedings, damages, costs, and expenses (including court costs and reasonable attorney’s fees) in any manner relating to, arising out or associated with this engagement or any of the services provided by BDO under this Agreement, except that such indemnity shall not apply in the case of gross negligence or willful misconduct by BDO.

BDO reserves the right to update the evaluation in light of new information, which was not introduced prior to this analysis.

We would be delighted to be of any assistance.

Respectfully submitted,

/s/ BDO Ziv Haft

BDO Ziv Haft

Consulting & Management Ltd.

Section 1: The Acquisition | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Results

According to the assumptions detailed in this report, we have arrived to the conclusion that some of the acquired intangible assets were needed to revaluate to reflect market value.

The following table provides details regarding these assets (thousands $):

000'$	Note	Book Value	Fair value	Change	% of Purchase Price	Life Span (Years)
Current Assets
Cash and Cash Equivalents	1	1,211	1,211	-	24.4%
Short-Term Restricted Deposits	1	1	1	-	0.0%
Account Receivables	2	79	79	-	1.6%
Other Receivables	2	62	62	-	1.2%
Inventory	3	123	185	62	3.7%
Total Current Assets		1,476	1,538	62	30.9%
Long Term Assets
Fixed Assets	4	51	51	-
Investment In XTL	5	2,469	2,469
Total Long-Term Assets		2,520	2,520	-	50.7%
Total Assets		3,996	4,058	62	81.6%

Short-Term Liabilities
Account Payables	6	383	383	-	7.7%
Other Payables	6	293	293	-	5.9%
Employees Benefits Liabilities	6	11	11
Total Short-Term Liabilities		687	687	-	13.8%

Convertible Bonds to Compoany's Shares		493	-	-	0.0%
Total Liabilities		1,180	687	-
Intangible Assets
Technology	7		1,909		38.4%	9 Years
Brand Name	7		488		9.8%	10 Years
Total Intangible Assets			2,397	-
Goodwill	8		(795)		-16.0%
Purchase Price	9		4,973

Source: The Company's financial reports + BDO analysis.

Notes

The balance sheet data, as of the Valuation Date is based on the Company's unaudited financial data, as of June 30 according to XTL's management that there were no material changes between June 30 and the Valuation Date.

1.	Cash and Cash Equivalents - The Cash and Cash Equivalents, as of the Valuation Date includes the cash payment that XTL and Medica paid, according to the purchase agreement. For more details see section 1 - The Acquisition - The Purchase Price).

2.	Account and Other Receivables - According to the Company, the account receivable, as of the Valuation Date, is attributed to short-term operating amounts, which are received by the costumers during the current business and expected to be charged during the current year. Therefore, there is no difference between the book value and the fair value of this balance and no adjustments had been made.

3.	Inventory - According to the Company, the inventory balance consists of raw materials inventory in the amount of approximately $24 thousands and of finished goods inventory in the amount of approximately $99 thousands. According to IFRS3R, we re-calculated the value of the finished goods inventory and adjustments had been made, (See Appendix E).

Section 1: The Acquisition | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Notes

4.	Fixed Assets - The Company's fixed assets, as presented in its financial report are presented in their fair value. Therefore, no adjustments had been made.

5.	Investment in XTL - According to the transaction, Intercure was allocated XTL'S ordinary shares. Therefore, we created a new balance section which presents the fair value of Intercure's investment in XTL. (For more details see section 1 - The Acquisition).

6.	Account and Other Payables - According to the Company, the account payable, as of the Valuation Date, is attributed to short-term operating amounts, which are paid during the current business, at the current year. Therefore, there is no difference between the book value and the fair value of this balance and no adjustments had been made.

7.	Intangible Assets - For more details see section 7 - Valuation of Intangible Asset.

8.	The goodwill value is the difference between the purchase price and the fair value of the tangible and intangible assets.

9.	The purchase price received by XTL's management and includes the cash and cash equivalents which were paid by XTL and the fair value of the minority's holding.

Section 1: The Acquisition | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Contents

The Acquisition	7

Company Overview	13

Financial Statement	22

The Purchaser	25

Market Overview	33

Methodology	38

Valuation of Intangible Assets	47

Results	58

Appendix	61

Section 1: The Acquisition | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Section 1

The Acquisition

Section 1: The Acquisition | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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The Acquisition

The Acquisition

On June 13, 2012, XTL engaged in an agreement according to which it will acquire the control over InterCure, a public company traded on the Tel-Aviv Stock Exchange (Hereinafter: "TASE") that develops and markets home medical devices for treating hypertension and stress in consideration for investing an aggregate amount of $3.2 million into InterCure (partly in cash and partly by the allocation of XTL shares), together with Medica Venture Partners (Hereinafter: the "Medica Fund") mainly based on the principles and terms specified below (Hereinafter: the “Agreement”):

•	Effective from the date of signing the Agreement, InterCure will act to complete a debt settlement pursuant to Section 350 to the Israeli Companies Law, 1999 (Hereinafter: the “Settlement” and the “Companies Law”, respectively), prior to the closing of the transaction, according to which InterCure will convert its entire debts into ordinary shares of InterCure based on a distribution agreed upon by InterCure and its creditors.

InterCure has undertaken to be free of any net debts and/or monetary liabilities on the date of closing of the transaction as well as free of any contingent liabilities, excluding an amount of up to $150,000 in net liabilities. Medica Fund has undertaken to provide InterCure a loan of $100,000 on the same date (Hereinafter: the “Medica Loan”) such that on the date of closing of the transaction between XTL and InterCure, InterCure’s total outstanding net debts will not exceed $50,000. The Medica Loan will have preference over all of InterCure’s outstanding loans and the loan will be converted into share capital of InterCure upon XTL’s investment according to InterCure’s Adjusted Value, as hereby defined. The parties also agreed that the consummation of the transaction will be subject to obtaining the TASE’s approval that InterCure’s shares have been returned to trade on the main market on TASE.

•	InterCure will be allocated ordinary shares of XTL and/or will receive a cash investment in an aggregate amount of $2,200,000, at XTL’s sole discretion, based on the quoted market price of XTL’s share on the date of signing the Agreement and according to a $1,750,000 pre-money valuation of InterCure (but after all of InterCure’s debts are converted as discussed in section 1 above) (Hereinafter: "InterCure’s Adjusted Value"). In addition, XTL and Medica Fund will provide InterCure an amount of at least $1,050,000 ($500,000 and $550,000, respectively), in cash and/or by way of an agreement for providing management and operation services in consideration for the allocation of InterCure shares to XTL and Medica Fund. All the amounts provided in cash according to this section, excluding the agreement for providing management and operation services mentioned above, will be invested according to InterCure’s Adjusted Value. The parties also agreed that the date of closing shall not be later than September 30, 2012 and that in case the transaction is not closed by that date, XTL will have the right to cancel it.

Section 1: The Acquisition | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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The Acquisition

The Acquisition

•	At any given time from the date of closing, XTL will have the right to purchase the shares it allocated according to section 2 above at their market value and in any event, at a price per share that is not lower than the share’s quoted market price on the date of signing the Agreement.

•	After the investment is completed, XTL will incorporate InterCure’s entire operations activity or bear the related costs, subject to the agreement for providing management and operation services discussed above, including all the employees required to perform this activity, at XTL’s sole discretion (Hereinafter: the “Transfer of the Operation Activity”).

•	Upon the transfer of the operation activity, XTL and InterCure will enter into an agreement whereby XTL will grant InterCure management and operation services in connection with InterCure’s employees (Hereinafter: the “Management and Operation Service Agreement”) for the following consideration:

InterCure will grant XTL and Medica Fund warrants to purchase shares which will represent 25% of InterCure’s share capital after the investment is completed and which will be exercisable into shares of InterCure by XTL and Medica Fund at no additional consideration (Hereinafter: “Warrant B”). Warrant B will be exercisable subject to the fulfilment of the following conditions on a cumulative basis:

✓	XTL and Medica Fund will bear the direct expenses relating to the management and operation services in the amount of $500,000 ($330,000 and $170,000, respectively). At the date of closing the transaction, Medica Fund will transfer its whole part in cash to InterCure and XTL will transfer $30,000 of its part to InterCure in cash;

✓	The operation activity performed by XTL will be transferred back to InterCure.

If XTL and Medica Fund do not exercise Warrant B after meeting the above conditions, XTL and Medica Fund will be entitled to receive a current fee for the management and operation service agreement in the amount of the cost of the actual services plus a fixed 15% margin of such cost.

Section 1: The Acquisition | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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The Acquisition

The Acquisition

•	The consummation of the transaction is contingent on the fulfilment of the following prerequisites:

✓	The approval of InterCure’s holders of debentures (series A and B), the holders of private debentures and remaining creditors of InterCure.

✓	The approval of InterCure’s audit committee and board of directors, the approval of the meetings of the holders of InterCure’s each securities’ and of its creditors in the context of the arrangement and the court’s approval of said arrangement.

✓	Obtaining all the required approvals of the relevant authorities such as the Israeli Tax Authority, the Israel Securities Authority, TASE etc.

In addition, it should be noted that the Agreement contains understandings in relation to InterCure’s chief executive officer post the completion of the transaction and directives in relation to indemnification is certain cases as detailed in the Agreement.

In addition to the above-mentioned, the parties agreed that at the date of signing the Agreement, XTL shall make a loan in a total framework amount of $120,000 for the benefit of InterCure (Hereinafter: the "Loan Framework"). The Loan that will actually be received will have seniority over all of InterCure’s outstanding loans, including all the debentures holders. The status of the loan will be defined as “liquidation costs status”. Upon the closing of the transaction, the actually received loan shall become to be part of the consideration XTL is required to pay. In case the transaction will not be completed due to reasons that are unrelated to XTL, the actually received loan shall be repaid by InterCure, plus 7% annual interest.

According to the transaction, approximately 7 million XTL's shares (which have a different trade block periods) were issued to Intercure by XTL and approximately $149 thousand paid in cash.

In addition, XTL paid $330 thousand for a convertible loan which may be converted to 7.6 million Intercure's shares. However, economically we considered these two transactions, as a single transaction.

In order to measure XTL's shares' fair value; we have multiplied XTL's allocated number of shares by XTL's price per share, taking into account the block trade discount rate.

Section 1: The Acquisition | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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The Acquisition

The Acquisition

The block trade discount rate was calculated by using the "Ghaidarov" model, according to block trade time periods, received by the Company's management.

The following table presents the block trade discount rate for each one of the block trade periods1:

			Ghaidarov Discount
Standard Deviation	82.12%	sigma	v^2	0.12
Block Trade Period	0.50	T (Years)	v	0.34
Dividend Yield	0%	q	d	13.50%

source: BDO analysis

			Ghaidarov Discount
Standard Deviation	75.72%	sigma	v^2	0.15
Block Trade Period	0.75	T (Years)	v	0.39
Dividend Yield	0%	q	d	15.28%

Source: BDO analysis

			Ghaidarov Discount
Standard Deviation	70.54%	sigma	v^2	0.17
Block Trade Period	1.00	T (Years)	v	0.42
Dividend Yield	0%	q	d	16.47%

Source: BDO analysis

			Ghaidarov Discount
Standard Deviation	70.22%	sigma	v^2	0.22
Block Trade Period	1.25	T (Years)	v	0.47
Dividend Yield	0%	q	d	18.39%

Source: BDO analysis

The following table presents XTL's share market share price, as of July 25th, 2012:

XTL's Share price As Of 25/07/12	1.6510

Source: tase.co.il.

 1 The Volatility which used in the Ghaidarov model was based on the historical share price of XTL

Section 1: The Acquisition | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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The Acquisition

The Acquisition

The following table presents the share price calculation based on XTL's share price, as of July 25th, 2012:

Share Price	Block Trade Period	Number of Shares	Total (In NIS)
1.4281	0.50	2,286,347	3,265,213
1.3987	0.75	2,286,347	3,197,914
1.3791	1.00	2,286,347	3,153,063
1.3474	1.25	306,621	413,150
XTL's Total Blockes Sheres Value (NIS)			10,029,339
XTL's Total Blockes Sheres Value (USD)			2,469,064

Source: BDO analysis.

Bargain Purchases

However, due to the fact that Intercure was listed in the TASE maintenance list and was in a proceeding of a debt restructuring, The acquirer (XTL) made a bargain purchase, by purchasing Intercure's business combination Net assets in a discounted purchase price.

Section 1: The Acquisition | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Section 2

Company Overview

Section 2: Company Overview | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Company Overview

General Description

InterCure was incorporated in Israel on November 20, 1994, as a private company named Ben-Gavish Ltd., and on June 8, 1997 changed its name to its current name. On July 26, 2007 the Company listed for trading and became a public company.

On February 11, 2000 the Company established a subsidiary called InterCure Inc., Which is a private company registered in Delaware USA in a privet ownership (Hereinafter: "InterCure Inc.").

On May 12, 2008 Intercure established, in a full ownership, InterCure Limited UK (Hereinafter: "Intercure UK "), a private company registered in the UK. At this point, InterCure UK is not active and markets its product through InterCure Ltd.

Moreover, as for today Intercure is listed in the TASE maintenance list, therefore, we didn’t take into account the company's market value as for the valuation date.

The Company operates as a medical device company and manufactures and sells personal therapeutic devices. The Company’s products include RESPeRATE, a non-drug and non-invasive hypertension treatment device.

The following chart presents the Group's holding structure:

Source: The Company's financial reports.

The Technology

The cardiovascular and neurological effects of breathing exercises have been known for centuries. In fact, unaided slow breathing is a key element of relaxation techniques such as meditation and yoga but is generally considered unproven and impractical for treating chronic diseases such as hypertension and/or heart failure. InterCure’s broadly patented Device Guided Breathing technology ingeniously takes advantage of the human body’s natural tendency to follow external rhythms and has broadly patented an interactive “feed forward” concept. The technology composes rhythmic guiding tones, in real time, while measuring the user’s individual respiration pattern. By dynamically manipulating and recalculating these personalized tones it guides users into a Therapeutic Zone, subliminally, with almost no conscious effort on the user’s part leading to unprecedented efficacy, ease of use and compliance.

Section 2: Company Overview | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Company Overview

The Technology

InterCure has designated sleeplessness and heart failure as its next two target disease states. InterCure’s heart failure product successfully met or exceeded primary endpoints in three phase 2a clinical studies and the results elicited great excitement in the heart failure community.

Products

The Company has a single product family named RESPeRATE. The RESPeRATE Harness the natural power of breathing to lower blood pressure.

High blood pressure is generally caused by your blood vessels tightening up and narrowing, this then causes your heart to pump harder. RESPeRATE's unique breathing exercise relaxes constricted blood vessels to reduce high blood pressure in the following way:

•	When you use RESPeRATE, you put on headphones and attach a sensor around your chest.

RESPeRATE's breathing sensor automatically analyzes your individual breathing pattern and creates a personalized melody composed of two distinct inhale and exhale guiding tones.

•	You simply listen to the melody through the headphones, and your body's natural tendency to follow external rhythms will enable you to easily synchronize your breathing to the tones.

•	By gradually prolonging the exhalation tone to slow your breathing, RESPeRATE leads you to the therapeutic zone of less than 10 breaths per minute.

•	Within a few minutes, the muscles surrounding the small blood vessels in your body relax, blood flows more freely, and your blood pressure is significantly reduced.

The Company manufactures and markets the product in the following versions:

•	RESPeRATE (Discontinued) - The basic version of the device.

•	RESPeRATE Duo (Discontinued) - A version that allows two users to keep their practice data in two individual computer memory devices.

•	RESPeRATE Ultra - A smaller version device and larger screen than the basic version includes the ability to guide new users how to effectively use the device.

Section 2: Company Overview | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Company's Overview

Products

•	RESPeRATE Ultra Duo - An Ultra version that allows two users to keep their practice data in two individual computer memory devices.

•	RESPeRATE Ultra Deluxe - Version of the device, with a convenient lit display, for use in the dark (bedroom environment).

•	RESPeRATE Rx - A version of the Ultra device, which is sold under a doctor's prescription in the UK market.

In addition, the Company provides the following products/services:

•	Accessories such as carry case and speakers.

•	Warranty - In Europe 24 months, and in the rest of the world 12 months.

•	Free support and coaching program in the U.S via email and call center.

•	Other accessories.

Clinical Proofs

RESPeRATE is the only non-drug therapy that has been Proven in over 10 Clinical Studies to lower Blood Pressure.

Those Clinical studies included five randomized controlled studies one controlled and four open-label studies.

•	The studies compared those who used RESPeRATE for 15 minutes a day for 8 weeks to a "control" group, using a walkman with relaxing music, a home blood pressure monitor or both.

•	There were a total of 507 participants with an average age of 58.

•	78% of the participants already take blood pressure medications, of whom a third take 3 or more medications.

•	Average initial office blood pressure of 150/90 mmHg despite other therapies, diet, exercise and/or medications.

Section 2: Company Overview | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Company Overview

Product Efficacy

•	RESPeRATE users with uncontrolled blood pressure experienced a significant decrease in office blood pressure by up to 36 points systolic and 20 points diastolic (top 10% reductions) with average reduction of 14/8 mmHg points.

•	The control treatment reduction was 9/4 mmHg, significantly less than with RESPeRATE.

•	The results were similar across genders and medication status.

•	The drop in office BP was directly related to the duration of slow breathing. Those who used RESPeRATE more achieved better reductions.

•	A clinically significant sustained reduction in blood pressure typically occurred in 3 to 4 weeks.

•	Larger reductions in office blood pressure occurred in older individuals and those with higher baseline blood pressures, whether taking antihypertensive medication or not.

•	Home blood pressure measurements (for up to 6 months of use) and 24 hours ambulatory blood pressure monitoring have verified an all-day, lasting blood pressure lowering effect.

RESPeRATE lowers high blood pressure by up to 36 points systolic and 20 points diastolic (top 10% reductions), as shown in seven separate clinical trials with average reductions of 14/8 points.

Costumers

The Company's products are sold mostly to private patients through the company's web-site (http://www.resperate.com) and to various online resellers, such as drugstore.com, Costco.ca (the online Canadian business of Costco Warehouse Club), as well as some retail pharmacies. The Company also offers dispensing programs to physicians and health care professionals.

Distributors & Resellers

Most of the Company's sales are to private customers. However, the Company sells a limited number of devices to limited number of distributors and resellers who have been proven as valuable contributors. Distributors and resellers may purchase a quantity of a few dozen or few hundred units in a single order.

Section 2: Company Overview | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Company Overview

Distributors & Resellers

An exceptional distribution channel is for the RESPeRATE Rx product which is provided against a doctor's prescription to pharmacies through wholesalers.

The following chart presents the Company's market share, by geographic areas, as of December 31, 2011(%):

Source: The Company's financial reports, as of December 2011.

Marketing and Distribution

Following are the Company's business strategies and business plans:

•	Focusing on the first target market - high blood pressure;

•	Seeking for a positive profitability and growth, by increasing the investment in the online advertising;

•	Leveraging UK's National Health Service decision to fully reimburse RESPeRATE receiving;

•	Establishing the support in the device treatment technology, in the medical market, in order to accelerate acceptance of RESPeRATE and geographically expend it’s reimbursement.

The Company's main marketing efforts concentrate on the U.S. and the U.K which are the main markets in terms of the Company's sales.

The Company's sales in the U.S. market are mostly made by InterCure Inc.

In 2011, there were over 1.5 million new visitors on the Company's web-site. In addition, the Company sent approximately 8 million e-mails to customers who registered on the web-site out of which approximately 11 thousand reached to doctors.

Competing Products

Up to date, for the best knowledge of the Company, RESPeRATE is the only Non-invasive medical device cleared by the FDA for the treatment of hypertension.

However, it is possible that similar technologies will be developed in the near future. It should be noted, that the Company's technology is protected by several patents, which limit development of competing technologies.

Section 2: Company Overview | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Company Overview

Competing Products

During the third quarter of 2010, the Company discovered that "Lloyds Pharmacy" - the British pharmacy chain, which used to distribute the Company's devices, has been developed in partnership with Harvard Medical Ltd., a new device which claims a non-invasive treatment for high blood pressure, in a lower cost than the Company's devices.

According to the Company's consultants the competing device does not lead the patient's breathing interactively, during exercise (the patented method proven by the Company to be effective in lowering blood pressure). However, according to the Company's consultants, the competing product includes the same elements as the Company's products, and therefore a copyright violation is possible.

To the best knowledge of the Company, since the first quarter of 2011, the competing device is being sold under the private label "Lloyds Pharmacy" and under the brand name of Kinetics, the manufacturing company.

At this stage the Company is unable to estimate whether and how the competing device will affect the Company's sales at the UK.

Additionally, there are few indirect competing products for the Company's device:

•  Hypertension drugs;

•  Invasive hypertension treatment devices and techniques including:

✓	Baroreflex Activation Therapy - An implanted pacemaker, developed by CVRx Inc. The pacemaker affects the blood pressure control system (baroreflex) through the nervous system. The product price is expected to reach $20,000 thousands, not including the surgery itself, and suitable for resistant hypertensive. The first product of this company received CE approval and is under clinical trials for FDA.

✓	Renal Sympathetic Nerve Abelation - A special technique that is being promoted by the "Medtronics" and based on catheter designed to reduce the stimulation of neural activity. The product price is expected to reach over $20,000 thousands and suitable for resistant hypertensive. The product is under clinical trials stage.

✓	Relaxation Products Including - Biofeedback of heartbeat variability methods, which are exempted from regulatory approval. The leading product includes: StressEraser ($129 per piece) for one unit (which has gone bankrupt but can still be obtained) and Heartmath’s FreezFramer & emWave ($150-200 per piece).

✓	Mobile applications content and educational material which claim to lower blood pressure ($0.99 and higher).

Section 2: Company Overview | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Company Overview

Patents

The Company has many patents in various countries, as described below:

The validity of the first patent - "Device and method for effecting rhythmic body activity" (Hereinafter: the "First Patent"), expired on May 30, 2009 in the U.S. and on May 31, 2008 in Israel and protected, among others, the technology and device itself. The rest of the Company's patents are expected to expire in 2013 or later, the latest of the priority date or international apply.

The Company estimates that the expiry of the first patent didn't and will not harm the device's intellectual property scope protection, as a result of it being protected by the following patents:

•	The third and fourth patents - Expired on 2016;

•	Patent number 10 - Expired on 2023;

•	Patent number 6 - This patent describes accurately the product sensor, and will expire in 2020.

•	Patent number 7 - This patent describes the principles of sounds which guide the patient breath beat, and will expire on 2020.

The following table summarizes information and data about the Company's patents:

Key Issued/Pending Patents	Countries Issued	# of Countries Filed
Stress detecting device and
method for monitoring breathing
	U.S., Israel, Japan	3
Systems and methods for	U.S., Israel, Canada,
modification of biorhythmic	U.K. and 11 other
activity	countries	19
Interventive diagnostic for
improving health	U.S., Israel	8 (1,2,3)
Apparatus and method for
beneficial modification of	India, Singapore,
biorhythmic activity	Japan, Australia, NZ	12 (1,2,4)
Generalized metronome for
modification of biorhythmic
activity	India, China, HK	10 (1,2,4)
Apparatus and method for
breathing pattern determination	Singapore	11

1.Including PCT.
2.Including EU.
3.Including German utility
patents.
4.Including divisional patents.

Source: The Company's presentation as of April, 2012.

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Company Overview

Trademarks

On November 7, 2011 the Company contacted with "Yazmonit" Ltd. (a company controlled by Dr. Benjamin Gavish, a past director and the Company's party of Interest, hereinafter: "Yazmonit") in a contract to grant Yazmonit an exclusive, worldwide, transferable and sub-licensable license (such as patents, trademarks, technology) for all applications in connection with InterCure intellectual property excluding (i) the treatment of hypertension, in any form; and (ii) stand-alone products, regardless of the application. In consideration of the license Yazmonit paid a total of $25,000 and provided a credit line of $72,000.

The following table presents the group's trademarks:

Trade Mark	International Classification	State
RESPeRATE	10	Israel
INTERCURE	10	U.S
RESPERATE	10,42	U.S
INTERCURE	10,42	EU
RESPERATE	10	EU
RESPERATE	10	Korea
RESPERATE	10	China
RESPERATE	10	Japan

Source: The Company's financial reports, as of December, 2011.

Over the years, the Company invested tens of millions of dollars in advertising the brand name "RESPeRATE". It is also the brand name used in multiple clinical publications, tens books on the subject (i.e. Mayo Clinic on High Blood Pressure). Therefore, according to the Company, this brand has a high importance to the Company's operations and sales.

URL Addresses

The Company has many URL addresses among them: www.resperate.com, using wide variety of extensions, including the main countries where the Company operates.

Employees

The Company, together with its subsidiaries, employs 13 employees, including the service providers and an experienced management team.

The CEO manages both the Company and its subsidiaries.

The following table presents the Company's employees divided by its different departments, as of the years 2010 and 2011:

Field	December 31, 2010	December 31, 2011	July 25, 2012
Sales and Marketing	7	6	2
Management and Administration	4	4	7
Research and Development	3	3	1
Total	14	13	10

Source: The Company's financial reports, as of December, 2011.

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Section 3

Financial Statement

Section 3: Financial Statement | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Financial Statements

Profit and Loss Statement

The following table presents the Company's audited profit and loss statements for the twelve months ended on December 31, in the years 2007-2011 and un-audited statements for the period between January 1, 2012 and July 25, 2012 (thousands $):

						- Jan 1, 2012
000'$	2007	2008	2009	2010	2011	Jul 25, 2012
Revenue	8,882	6,712	4,263	3,728	3,171	1,329
% Growth		-24.4%	-36.5%	-12.5%	-14.9%	-58.1%
Cost of Revenue	2,190	1,984	1,344	882	760	308
% of Revenue	24.7%	29.6%	31.5%	23.7%	24.0%	23.2%
Gross Profit	6,692	4,728	2,919	2,846	2,411	1,021
% Gross Profit	75.3%	70.4%	68.5%	76.3%	76.0%	76.8%

Operating Expences
R&D Expenses	1,021	1,185	423	290	222	86
% of Revenue	11%	18%	10%	8%	7%	6%
S&M Expenses	8,594	8,074	3,924	2,363	1,806	720
% of Revenue	96.8%	120.3%	92.0%	63.4%	57.0%	54.2%
G&A Expenses	2,255	2,228	1,561	1,603	852	363
% of Revenue	25.4%	33.2%	36.6%	43.0%	26.9%	27.3%
Other Expenses (Income)			(18)		5	(12,404)
% of Revenue	0.0%	0.0%	-0.4%	0.0%	0.2%	-933.3%
Operating Income (Loss)	(5,178)	(6,759)	(2,971)	(1,410)	(474)	12,256
% Operating Income (Loss)	-58.3%	-100.7%	-69.7%	-37.8%	-14.9%	922.2%

Finance Income (Expenses), Net	(492)	681	(1,418)	(2,118)	(1,302)	(165)

Income (Loss) Before Taxes on Income	(5,670)	(6,078)	(4,389)	(3,528)	(1,776)	12,091
% Income (Loss) Before Taxes on Income	-63.8%	-90.6%	-103.0%	-94.6%	-56.0%	909.8%
Taxes on Income	4	(4)	7	13	11	(8)
Net Income (Loss)	(5,674)	(6,074)	(4,396)	(3,541)	(1,787)	12,099
% Net Income (Loss)	-63.9%	-90.5%	-103.1%	-95.0%	-56.4%	910.4%

Source: The Company's financial reports.

The following chart presents the Company's revenue and gross profit tendency, during the years 2007-2011, the first and second quarters of 2012, and the period between January 1, 2012 and July 25, 2012 (thousands $, %):

Source: BDO analysis.

Section 3: Financial Statement | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Financial Statement

Balance Sheet

The following table presents the Company's audited balance sheets, as of December 31, in the years 2007-2011 and un-audited balance sheets, as of March 31, 2012 and July 25, 2012 (thousands $):

	December	December	December	December	December	March 31,	July 25,
000'$	31, 2007	31, 2008	31, 2009	31, 2010	31, 2011	2012	2012
Current Assets
Cash and Cash Equivalents	10,949	2,668	501	245	306	150	1,211
Short-Term Restricted Deposits							1
Short-Term Investments	76	376	242	100	9	17	2,469
Account Receivables	432	554	682	466	220	212	79
Other Receivables	277	106	100	36	79	45	62
Inventory	218	637	423	316	77	75	123
Total Current Assets	11,952	4,341	1,948	1,163	691	499	3,945

Non-Current Assets
Prepaid Expenses and Long-term Deposits	30	25		13	13	13	-
Fixed Assets	194	344	281	141	63	56	51
Investment In XTL
Other Assets	1
Total Non-Current Assets	225	369	281	154	76	69	51

Total Assets	12,177	4,710	2,229	1,317	767	568	3,996

Source: The Company's financial reports.

	December	December	December	December	December	March 31,	July 25,
000'$	31, 2007	31, 2008	31, 2009	31, 2010	31, 2011	2012	2012
Current Liabilities
Short-Term Loan				500	300	300	-
Account Payables	1,417	702	798	982	787	690	383
Other Payables	1,595	1,151	1,325	2,046	2,926	3,159	293
Convertible Bonds to Compoany's Shares				9,733	10,291	10,840	493
Total Current Liabilities	3,012	1,853	2,123	13,261	14,304	14,989	1,169

Non-Current Liabilities
Employees Benefits Liabilities	119	134	93	89	52	62	11
Convertible Bonds to Company's Shares	7,017	7,421	8,139
Option Warrant Liability	213	54	72
Conversion Component Financial Liabilities	1,980	314	354
Total Non-Current Liabilities	9,329	7,923	8,658	89	52	62	11
Total Liabilities	12,341	9,776	10,781	13,350	14,356	15,051	1,180

Shareholders' Equity	(164)	(5,066)	(8,552)	(12,033)	(13,589)	(14,483)	2,816

Total Shareholders' Equity & Liabilities	12,177	4,710	2,229	1,317	767	568	3,996

Source: The Company's financial reports.

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Section 4

The Purchaser

Section 4: The Purchaser | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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The Purchaser2

General

XTL Biopharmaceuticals Ltd. (Hereinafter: "The purchaser" or "XTL") was incorporated in Israel on March 9, 1993 as a private company in accordance with the Israeli Companies Law, 1999 (Hereinafter: the "Companies Law"), under the name Xenograft Technologies Ltd. On July 3, 1995, the Company changed its name to XTL, with its defined objectives being the practice of any legal activity. XTL is engaged in the development of drugs, among others for the treatment of unmet medical needs as well as improvement of existing medical treatments and business ventures in the medical industry.

In September 2000, XTL's shares were listed on the main stock exchange London and XTL raised approximately $ 50.9 million in a public offering. In August 2004, XTL raised $ 17.8 million in another offering in the London Stock Exchange. Between that date and October 2007, XTL's shares were listed on the main stock exchange in London. In October 2007, XTL was de-listed from the main stock exchange in London and its shares were no longer traded there.

In July 2009, XTL shares were de-listed from Nasdaq due to a claim of the Nasdaq Audit Committee that XTL has failed to comply with some of the listing criteria. Shortly after, XTL's ADR began being quoted over the counter (OTC) on the Pink Sheets, and accordingly, from this date on, XTL reports in accordance with Chapter F of the Israeli Securities Law and simultaneously reports in compliance with the obligation to report in accordance with the U.S. Securities Exchange Act of 1934 regarding a foreign private issuer whose securities are held by the public. Since the de-listing of XTL's ADR from Nasdaq, XTL is no longer subject to Nasdaq.

XTL holds 100% of the issued and paid-up share capital of the U.S company XTL Biopharmaceuticals Inc. (Hereinafter: "XTL Inc."), which was founded in 1999 in accordance with the laws of the state of Delaware in the United States as well as 100% of XTEPO Ltd. (Hereinafter: "XTEPO"), which was founded in Israel in November 2009, as a part of the Bio Gal transaction.

XTL Inc. was involved in the development of activities and business pertaining pharmaceutical development. XTL Inc. has a fully owned company, XTL Development Inc. (Hereinafter: "XTL Development"), which was founded in 2007 in accordance with the laws of the State of Delaware in the US, was involved in business development, pharmaceutical development and primarily in clinical trial management of Bicifadine, a drug for diabetic neuropathic pain. As of the date of this report, XTL Inc. and XTL Development have no business activity.

2 XTL BioPharmaceuticals Ltd.'s annual report for the fiscal year 2011

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The Purchaser

General

In 2007, XTL signed an agreement with DOV Pharmaceutical Inc. (Hereinafter: "DOV") to obtain an international license for the Bicifadine.

On November 18, 2008 XTL announced that phase 2b of the trial that was conducted on Bicifadine for treating diabetic neuropathic pain did not meet the clinical endpoints that had been established in advance and as such, the trial had failed. As a result of the failure to meet the clinical endpoints of the said trial, XTL halted the development of Bicifadine for treating diabetic neuropathic pain, terminated the employment of most of its employees and stopped all maintenance of patents related to Bicifadine in coordination with DOV.

On March 8, 2010 XTL Development ended the formal contractual arrangement with DOV with regards to Bicifadine, in which all intellectual property rights to Bicifadine were reverted to DOV. As of today, XTL has certain rights based on milestones in the development plans of drugs for treating Hepatitis C based on DOS technology acquired in 2005 from VivoQuest and that were sold in sub-license to Presidio in 2008 for a cash payment, development milestone payments totalled $59 million by Presidio and royalties from sales.

On March 19, 2009 XTL entered an asset purchase agreement with Bio Gal Ltd. (Hereinafter: "Bio Gal") to purchase assets, rights to the patent to use Recombinant Erythropoietin to extend the lives of terminal Multiple Myeloma patients as well as improve the quality of their lives.

The parties signed several extensions for the completion date of the transaction, with the last one being valid until August 31, 2010, in order to enable completion of the transaction.

On December 31, 2009 XTL's board of directors approved XTL's asset purchase agreement to acquire 100% of the shares of XTEPO, a private Israeli company founded by the shareholders of the Bio Gal in order to carry out the aforementioned transaction, which will receive a license for exclusive use of a patent on the Recombinant EPO drug from Bio Gal, while simultaneously investing in XTEPO $1.5 million from private investors (based on exercise of the options they were given).

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The Purchaser

General

In order to execute said acquisition, XTL issued approximately 133 million ordinary shares to XTEPO shareholders against 100% of their holdings in XTEPO and by issuing XTL's ordinary shares at an exceptional private offering in accordance with the Securities Regulations (Private Offering of Securities in a Listed Company) to XTEPO shareholders (Hereinafter: "Exchange of Shares Agreement") that was approved by an extraordinary shareholders meeting on March 2, 2010 so that upon completion of said Exchange of Share Agreement, XTEPO shareholders held (along with their holdings of company share on the eve prior to the exchange of shares) approximately 70.64% of the issued and paid-up share capital of the company and the balance, of 29.36%, were held by company shareholders on the eve of implementation of the Exchange of Shares Agreement.

On November 30, 2011 XTL signed on the exclusive license with MinoGuard, according to which XTL will develop and commercialize the technology to treat patients who suffer from mental illnesses focusing on the schizophrenia illness. According to the terms of the agreement, the Company will perform clinical trials, develop, sign, market and sale the technology out coming drugs with no restriction on specific illness (Hereinafter: the "License").

On May 29, 2011, XTL announced that it was granted an orphan drug designation from the FDA for its EPO drug for the treatment of multiple myeloma blood cancer (which is in the planning and preparation towards Phase II clinical trial). The main standard benefit of orphan drugs in the U.S. is receiving seven years marketing exclusivity from the date of approval by the FDA, as far as the FDA gives such approval. Other benefits are local U.S. tax breaks on research and development expenses and exemption from paying commissions to the FDA.

On August 29, 2011 XTL decided to perform a research, which includes preliminary data collection concerning the appearance of specific protein in the blood of a group of patients with multiple myeloma illness. This study will assist focusing XTL's Phase II clinical trail's protocol of the Recombinant EPO drug (Hereinafter: the "Research"). According to XTL's management and its advisors, the statutory approval to start phase II clinical trial is predicted to be accepted at the end of the first half of 2013.

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The Purchaser

General

On November 2, 2011, XTL entered into a term sheet by which it will acquire the NiCure technology (In this section: the "Technology") from Mor Research Applications Ltd., the Technology Transfer Office of Clalit Health Services, by obtaining an exclusive license to use the entire technology in return for royalties on sales and milestone payments throughout the clinical development process. The signing of the agreement by the parties is subject to, among others, the completion of a due diligence study, examination of the regulatory environment for the continued development of the technology and the approval of XTL's board.

The technology mentioned above is based on the local administration of renin-angiotensin inhibitors (a known drug for the treatment of hypertension, "Enalaprilat") and is a novel treatment for the symptoms of cartilage-related diseases (such as Osteoarthritis). The therapy focuses on increasing or replenishing the level of glycoaminoglycans (GAGs) in the synovial fluid and cartilage, thereby relieving or even reversing symptoms of such diseases. Moreover, the same technology can be used to treat skin wrinkles.

According to estimates of the scientists who have invented this technology, the technology may enter Phase 2 clinical trial for the continuance of the clinical development as the drug mentioned above was approved for the treatment of reducing hypertension and is being provided to patients for already 20 years. As of December 31, 2011 the transaction has not been closed.

Holdings Structure

The following chart presents the structure of XTL's holdings, as of December 31, 2011:

Section 4: The Purchaser | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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The Purchaser

Field of Activity

XTL and its subsidiary XTEPO collectively (hereinafter: "XTL Group" or the "Group") is focused on planning, research and development activities for the commercialization of the technologies owned by it as detailed below.

XTL Group's Drugs

Recombinant EPO Drug

Recombinant EPO is a drug that, as of the date of this report, is used to treat (i) anemia in patients with renal failure (dialysis) and (ii) anemia in cancer patients. Recombinant EPO was developed, manufactured and marketed by Johnson & Johnson, Hoffman La Roche and Amgen, and generates billions of dollars in sales every year, and is therefore considered a drug with an extremely large market scope. The drug has been administered to millions of patients over the past 20 years, resulting in extensive clinical experience with the drug and safety information about it. As of the date of this report, the Group began preparing for a Phase 2 clinical trial on Multiple Myeloma patients in Israel and in other countries, in accordance with the clinical protocol that was received as part of the Bio Gal deal and that will be updated by the Company ahead of its approval by the FDA and other ministries of health as the case may be. The protocol is based on the information that was collected about the use of recombinant EPO and the expectation that it may prolong the life of Multiple Myeloma patients while significantly improving their quality of life and causing less side effects than currently available treatments.

SAM-101

SAM-101 is a technology developed for treating mental illnesses based on a combination of existing antipsychotics and a recognized medicinal compound (Minocycline). The drug had been developed prior to its acquisition by XTL by MinoGuard, which, to the best of XTL's knowledge, had successfully completed a Phase 2a prospective, randomized, double-blind, placebo-controlled, clinical trial conducted on about 70 schizophrenics in the Shalvata Mental Health Hospital. To the best of the XTL's knowledge, the trial's endpoints were met, demonstrating that SAM-101 improves the positive symptoms of the disease as well as the patients' cognitive state, minimizes the negative symptoms (social parameters and patient cognition) and reduces weight gain side effect among patients. As of the date of this report, XTL intends to conduct clinical trials, develop, register, market, distribute and sell the drugs which are the product of this technology, regardless of the type of disease.

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The Purchaser

Patents

XTL has an exclusive license of the patents and patent applications of the Recombinant EPO and SAM-101 drugs, as detailed in the table below:

	Countries
	in which
	Application		Applicarion			Expiration
Patent Name	Was Filed	Priority Date	No.	Patent No.	Status	Date **
BIOGAL-001 EP (*)	Europe	30.03.1999	99 91 2039.7	1 067 955	Granted	30.03.2019
BIOGAL-001 CA	Canada	30.03.1999	2,366,674	-	Allowed	30.03.2019
BIOGAL-001 IL2	Israel	30.03.1999	138705	138705	Granted	30.03.2019
BIOGAL-001 JP	Japan	30.03.1999	2000-543153	4456271	Granted	30.03.2019
BIOGAL-001 HK	Hong-Kong	30.03.1999	01104635.2	HK1033910	Granted	30.03.2019
BIOGAL-001 US	USA	30.03.1999	09/647,761	6,579,525	Granted	30.03.2019

*  Valid in Austria, Belgium, France, Germany, the UK, Ireland, Italy, the Netherlands, Spain, Switzerland and Sweden.

**  Subject to meeting all the required annual payments.

	Countries
	in which
	Application					Expiration
Patent Name	Was Filed	Priority Date	Applicarion No.	Patent No.	Status	Date *
	Canada	18.10.2007	2666796	-	Filed	18.10.2027
Combined therapies of	Europe	18.10.2007	07827225.9	-	Examination	18.10.2027
antipsychotic drugs	India	18.10.2007	3100/DELNP/ 2009	-	Filed	18.10.2027
and tetracyclines in	Israel	18.10.2007	198,134	-	Examination	18.10.2027
the treatment of	PCT	29.03.2007	PCT/IL2007/ 000414	-	Expired
psychiatric disorders	1-PCT	18.10.2007	PCT/IL2007/ 001251	-	Expired
	USA	18.10.2007	12/446444	-	Examination	18.10.2027

*   Assuming that a patent is registered based on the PCT.

Human Capital

As of the date of this report, the Group has three full-time employees/service providers in the administration and finance departments (two of whom are executives) and three service providers/consultants who provide XTL administrative, medical and financial services (one of whom is an executive).

Section 4: The Purchaser | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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The Purchaser

Targets and Business Strategy

The Group intends to develop its drugs by conducting clinical trials, including Phase 2 clinical trials, while creating value for the Group and for the drugs that it owns: the Recombinant EPO drug used to treat patients with Multiple Myeloma and the SAM-101 drug for treating patients with mental disorders, particularly schizophrenia. XTL is planning to examine other technologies for their incorporation in XTL's activities.

Listed below is a table summarizing the Group's strategy expected targets for 2012-2014:

	2012	2013	2014
Obtaining
	approval for	Clinical trial	Clinical trial
Recombinant EPO	clinical trial
	Study and	Obtaining
	clinical trial	approval for	Clinical trial
SAM-101	planning	clinical trial

The Group's management and its regulatory advisors estimate that obtaining an approval for initiating the Recombinant EPO clinical trial is expected to be received by the of the first half of 2013 and continue for a period of two-and-a-half years.3

Licensing Agreement with Bio Gal

It should be noted, that in addition to the aforementioned, the Group is striving to identify, examine and acquire additional technologies including, inter alia, the development of a new indication for drugs that have been approved for marketing for the treatment of relatively rare and currently incurable diseases. In addition, the Group plans on developing collaborations with large pharmaceutical companies to market its drugs and other collaborations to develop its clinical abilities, inter alia, through scientific advisory committee that will be set up, to create collaborations with major research institutions and retain its position in the capital markets.

3 The estimated trial period is a company projection based on the patient enrollment rate in other companies conducting clinical trials on Multiple Myeloma treatments in compliance with FDA standards.

Section 4: The Purchaser | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Section 2

Market Overview

Section 2: Market Overview | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Market Overview

General

As described above, the Company focuses on manufactures and sells personal therapeutic devices, mainly a non-drug and non-invasive hypertension treatment devices. Accordingly, trends and events in the drug market, in general, and in Antihypertensive market in particular, have an essential affect on the Company's operation and financial outcomes. Following is an overview of the market in which the Company operates.

U.S Drug Manufacture Market 4

The Pharmaceutical companies generally obtain patents on their products or processes long before their product candidates are ready to go to market. Since it can take up to 12 years for a company to obtain market approval, there is often little, if any, patent protection left on the product at the time of marketing.

To provide pharmaceutical companies with an opportunity to recoup their investment in drug research and development and to incentivize continuing innovation, the Food and Drug Administration (FDA) and the European Medicines Agency (EMEA) has implemented numerous provisions to extend the period during which companies can market their drugs free of generic competition.

These non-patent exclusivity provisions allow pharmaceutical companies to market products without competition from incoming generics, resulting in significant financial benefits for the original drug manufacturer. It is essential that a pharmaceutical company evaluate its exclusivity options and develop its competitive strategy early in the drug development process. In the United States, the FDCA provides several exclusivity opportunities, including:

•	New chemical entity exclusivity;

•	Clinical investigation exclusivity;

•	Orphan drug exclusivity; and

•	Pediatric exclusivity.

Similar forms of non-patent exclusivity are available to pharmaceutical companies marketing drugs in the EU.

4 Source: Exclusivity Strategies in the United States and European Union by Carolyne Hathaway, John Manthei and Cassie Scherer, May /Jun 2009.

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Market Overview

Hypertension Market

General

Numerous antihypertensive drugs, from a variety of pharmacologic classes and with different mechanisms of action, have been shown in randomized controlled trials to reduce cardiovascular morbidity and mortality, and it can be concluded that it is blood pressure reduction, and not some other pharmacologic property of the drugs, that is largely responsible for those benefits. The largest and most consistent cardiovascular outcome benefit has been a reduction in the risk of stroke, but reductions in myocardial infarction and cardiovascular mortality also have been seen regularly.

Elevated systolic or diastolic pressure causes increased cardiovascular risk, and the absolute risk increase per mmHg is greater at higher blood pressures, so that even modest reductions of severe hypertension can provide substantial benefit. Relative risk reduction from blood pressure reduction is similar across populations with varying absolute risk, so the absolute benefit is greater in patients who are at higher risk independent of their hypertension (for example, patients with diabetes or hyperlipidemia), and such patients would be expected to benefit from more aggressive treatment to a lower blood pressure goal5.

It is estimated that in the general population, nearly half of untreated adults have a blood pressure above 140/90 mmhg6. To that end, approximately one half of adults should be receiving some form of anti-hypertensive therapy.

While there are more than 1 billion people who suffer from hypertension over the world7, there are more than 75 million people who suffer from hypertension In the U.S8, and approximately 1 million people in Israel (which are 20% of the Israeli adult population).9 Seven out of 10 of the 65 million hypertensives in the United States remain uncontrolled10 in spite of $16 billion in overall spending on more than 100 blood pressure medications and 800 generic ones. In fact, 50% of hypertensive patients take more than one antihypertensive drug11/ and 50% of hypertensive patients stop taking their medication within six months as a result of the side effects associated with drug therapy.12

5 Source: U.S. Department of Health and Human Services Food and Drug Administration Center for Drug Evaluation and Research (CDER) - Guidance for Industry Hypertension Indication: Drug Labeling for Cardiovascular Outcome Claims/ March 2011.

6 Source: (Fisher and Williams 2005. Hypertensive vascular disease. In: Kasper DL, Braunwald E, Fauci AS, Hauser SL, Longer DL, Jameson JL, editors. Harrison's Principles of Internal Medicine. 16th Ed. New York (NY): McGraw-Hill Companies, Inc. p. 1463).

7 Source: Lancet Jan 2005, 15-21;365(9455):217-23.

8 Source: American Heart Association: Heart Disease & Stroke Statistics 2010 update www.americanheart.org/downloadable/heart/1265665152970DS- 3241%20HeartStrokeUpdate_2010.pdf Lancet

9 Source: http://www.e-med.co.il/emed/new/UserSite/Presentations/ish/h_b_p/p_1.html

10 source: Clark FJ, von Euler C. On the regulation of depth and rate of br eathing. J Physiol. 1972:222(2);267-295.

11 source: Roussos C., Macklem P.T., 1982. The respiratory muscles. New England Journal of Medicine 307(13):786-797

12 source: Roussos C., Macklem P.T., 1982. The respiratory muscles. New E RESPeRATE: Clinical Package

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Market Overview

Hypertension Market

The Antihypertensive drug market in the U.S is estimated $16 billion for 100 anti-hypertension drugs, while 70% of Americans have uncontrolled hypertension (50% are on multiple drugs; 50% discontinue therapy within 6 months & Average out of pocket expenses exceed $550 for Rx co-pays).13

The following table present the hypertension potential market size in the U.S (Target Market of 45 million):

13 Source: the company's presentation.

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Market Overview

Hypertension Market

The following table presents the hypertension potential market size in the U.K (Target Market of 8.9 million):

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Section 4

Methodology

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Methodology

General

According to IFRS 3R, an entity is required to identify the identifiable assets and liabilities of the jointly controlled entity, at the acquisition date.

The goodwill figure was derived by applying the "Residual Approach". Under this approach, the Purchase Price is allocated to tangible assets and to specifically identifiable intangible assets, with any remainder allocated to goodwill.

According to IFRS 3R, An entity shall account for each business combination by applying the acquisition method.

Applying the acquisition method requires:

a)	Identifying the acquirer;

b)	Determining the acquisition date;

c)	Recognising and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and

d)	Recognising and measuring goodwill or a gain from a bargain purchase.

Identifying the Acquirer

For each business combination, one of the combining entities shall be identified as the acquirer.

The Acquisition Method

Determining the Acquisition Date

The acquirer shall identify the acquisition date, which is the date on which it obtains control of the acquiree.

The date on which the acquirer obtains control of the acquiree is generally the date on which the acquirer legally transfers the consideration, acquires the assets and assumes the liabilities of the acquiree - the closing date.

Recognising and Measuring the Identifiable Assets Acquired, the Liabilities Assumed and Any Non-Controlling Interest in the Acquiree

As of the acquisition date, the acquirer shall recognise, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree.

Classifying or Designating Identifiable Assets Acquired and Liabilities Assumed in A Business Combination

At the acquisition date, the acquirer shall classify or designate the identifiable assets acquired and liabilities assumed as necessary to apply other IFRSs subsequently. The acquirer shall make those classifications or designations on the basis of the contractual terms, economic conditions, its operating or accounting policies and other pertinent conditions as they exist at the acquisition date.

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Methodology

Measurement Principle

The acquirer shall measure the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values.

Recognising and Measuring Goodwill or A Gain From A Bargain Purchase

The acquirer shall recognise goodwill, as of the acquisition date measured as the excess of (a) over (b) below:

(a) The aggregate of:

1.	The consideration transferred measured in accordance with this IFRS, which generally requires acquisition-date fair value;

2.	The amount of any non-controlling interest in the acquiree measuredIn accordance with this IFRS; and

In a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree.

(b) The net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed measured in accordance with this IFRS.

Bargain Purchases

Before recognising a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognise any additional assets or liabilities that are identified in that review. The acquirer shall then review the procedures used to measure the amounts this IFRS requires to be recognised at the acquisition date for all of the following:

(a)	The identifiable assets acquired and liabilities assumed;

(b)	The non-controlling interest in the acquiree, if any;

(c)	For a business combination achieved in stages, the acquirer’s previously held equity interest in the acquiree; and

(d)	The consideration transferred.

The objective of the review is to ensure that the measurements appropriately reflect consideration of all available information, as of the acquisition date. Occasionally, an acquirer will make a bargain purchase, which is a business combination in which the Net assets Acquired exceed the purchase price.

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Methodology

Bargain Purchases

If that excess remains after applying the requirements, the acquirer shall recognise the resulting gain in profit or loss on the acquisition date. The gain shall be attributed to the acquirer.

Approaches to Valuation

The generally accepted approaches to valuate an asset's fair value, are commonly referred to as the following:

1.	Market approach;

2.	Income approach;

3.	Asset-based approach.

Within each category, a variety of methodologies exist to assist in the estimation of fair value. The following sections contain a brief overview of the theoretical basis of each approach, as well as a discussion of the specific methodologies relevant to the analyses performed.

Market Approach

The market approach references actual transactions in the equity of the enterprise being valued or transactions in similar enterprises that are traded in the public markets. Third-party transactions in the equity of an enterprise generally represent the best estimate of fair market value if they are done at arm’s length.

In using transactions from similar enterprises, there are two primary methods. The first often referred to as the Guideline Transactions.

Method, involves determining valuation multiples from sales of enterprises with similar financial and operating characteristics and applying those multiples to the subject enterprise. The second, often referred to as the Guideline Public Company Method involves identifying and selecting publicly traded enterprises with financial and operating characteristics similar to the enterprise being valued. Once publicly traded enterprises are identified, valuation multiples can be derived, adjusted for comparability, and then applied to the subject enterprise to estimate the value of its equity or invested capital.

Income Approach

The income approach is based on the premise that the value of a security or asset is the present value of the future earning capacity that is available for distribution to investors in the security or asset. A commonly used methodology under the income approach is a discounted cash flow analysis. A discounted cash flow analysis involves forecasting the appropriate cash flow stream over an appropriate period and then discounting it back to a present value at an appropriate discount rate. This discount rate should consider the time value of money, inflation, and the risk inherent in ownership of the asset or security interest being valued.

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Methodology

Approaches to Valuation

Asset-Based Approach

A third approach to the valuation is the asset-based approach. The discrete valuation of an asset using an asset-based approach is based upon the concept of replacement as an indicator of value. A prudent investor would pay no more for an asset than the amount for which he or she could replace the asset new. The asset-based approach establishes value based on the cost of reproducing or replacing the property, less depreciation from physical deterioration and functional obsolescence, if present and measurable. This approach generally provides the most reliable indication of the value of land improvements, special-purpose buildings, special structures, systems, and special machinery and equipment. The asset based approach had used in this study.

The valuation of the intangible assets of acquired companies is particularly important since the most valuable assets of this type of company generally are not recorded on the balance sheet before acquisition. Intangibles that may exist at the time of the acquisition include: (a) base (or core), developed, and in-process technologies; (b) customer- related intangibles (such as a distribution network or a customer base); (c) trademark(s), trade name(s), and related intellectual property; and (d) covenants not-to-compete.

In the determination of the Fair Value for each intangible asset, each assessment should consider specific factors of the asset, including (but not limited to):

•	The value of economic or monetary benefit to market participants;

•	The remaining economic life;

•	The relative risk profile;

Assembled workforce was also identified for the valuation analysis, but was incorporated as part of goodwill. IFRS3R - Business Combinations, requires that the assembled workforce shall not be recognized as an intangible asset apart from goodwill in a business combination. Nevertheless, the assembled workforce was identified separately for the purpose of calculating the appropriate contributory charge needed to arrive at the Fair Value of each of the Intangible Assets on a standalone basis.

As a result of our review, two intangible asset categories (which meet the criteria for separate recognition apart from goodwill) were identified for analysis: (a) Core Technology; and (b) Brand Name.

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Methodology

Approaches to Valuation

Listed below are other potential intangible assets that we examined and which did not satisfy the material or accounting criteria for recognition:

1.	Customer list - Customer list is usually recognized as an intangible asset due to the criteria for separate recognition. Intercure has continuously manages a nominal list of clients which purchased its devices.

The Company is committed to maintain its client's medical privacy, and therefore the Company is prohibited to sell the list or to use it separately. Therefore, the asset is not been recognized and we didn’t estimate its fair value.

However, the purchaser may agree to pay a certain amount for this list. In this case, it will be included in the goodwill, for the reason that the goodwill represents the expected economic benefits derived from unidentifiable assets.

2.	Domain - An internet domain name represent the numeric IP address through which an entity's website is accessed on the internet. For some businesses the internet is an important source of revenue, for others the website is primarily one of the range of media used to communicate basic information about the business, such as locations, goods or services and contact information. In either case, the internet domain name and the appropriate website, may represent potential future economic benefits as a result of additional income streams and increased business.

Intercure has numerous of URL addresses; all of it includes the brand RESPeRATE. One of the URL addresses is: www.resperate.com, using wide variety of extensions, including the main countries where the Company operates. Although most of the Company's sales are made, one way or another, through one of its URL addresses, in this case we concluded, that the economic benefits of the domain is appropriately reflected in the Company's brand name (RESPeRATE) due to the fact that the Company's URL address bearing the brand RESPeRATE and corporate customers interested in purchasing the Company's product use the internet to do so by clicking this brand name.

Therefore, the asset is not been recognized and we didn’t estimate its fair value.

Section 4: Methodology | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Methodology

WACC

When applying the Income Approach, the cash flows expected to be generated by a business are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. This return, known as the weighted average cost of capital (“WACC”) is calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in an expected industry capital structure.

The general formula for calculating the WACC is:

WACC= Kd (D%) + Ke (E%)

Where:

WACC=	Weighted average rate of return on invested capital;

Kd=	After-tax rate of return on debt capital;

D%=	Debt capital as a percentage of the sum of the debt, preferred and common equity capital (“Total Invested Capital”);

Ke=	Rate of return on common equity capital; and

E%=	Common equity capital as a percentage of the Total Invested Capital.

WACC

CAPM has been empirically tested and is widely accepted for the purpose of estimating a company’s required return on capital. In applying the CAPM, the rate of return on capital is estimated as the current risk-free rate of return on US treasury bonds, plus a market risk premium expected over the risk-free rate of return, multiplied by the “beta” for the valued company. Beta is defined as a risk measure that reflects the sensitivity of a company’s stock (or capital) price to the movements of the stock market as a whole.

The CAPM rate of return on capital is calculated using the formula:

Ke = Rf + β(Rm - Rf)+ SCP+ Sp Where;

Ke=	Rate of return on capital (in this case, Total Invested Capital);

Rf=	Risk free rate of return;

Β=	Beta or systematic risk for this type of capital investment (in this case, asset beta);

Rm- Rf=	Market risk premium; the expected return on a broad portfolio of stocks in the market (Rm) less the risk free rate (Rf);

SCP	Small cap premium - Ibbotson valuation edition 2012 yearbook

Srp	Specific Premium

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Methodology

WACC

We based on the Capital Asset Pricing Model (CAPM) in calculating the WACC.

Following are the parameters that served for the calculation of the Company's WACC, as of July 25th, 2012:

Name	source	Symbol	Value
Risk Free Rate	American 30 years govermental bonds (Bloomberg)	Rf	0.29%
Beta	According to the Comparable Companies' data	ß	0.86
Market Premium	American risk premium- Damodaran	Rm-Rf	6%
SCP	Ibbotson valuation edition 2012 yearbook	SCP	11.77%
SRP	Specific Premium	SRP	3.0%
Cost of capital	Rf +ß*(Rm-Rf)+SCP	Ke	20%

Wacc	(D/V)*(1-T)*Kd + (E/V)*Ke		20%

Source: BDO analysis.

•	Beta - The Beta was calculated as the average between Damodaran's beta in the healthcare equipment market and the following comparable companies' beta: E.T view Medical Ltd., FlowSence Medical Ltd., and BioView Ltd (the "Comparable Companies").

•	Market Risk Premium - Since the Company's main activity is in the U.S, we used the U.S market risk premium (Source: Damodaran).

•	Specific premium of 3% is attributed to one product sales.

•	D/V Ratio - Since the study is conducted from the market participants' point of view, we examined the Comparable Companies' rate of debt out of equity (D/E), and concluded that the average market D/E ratio is under 15%. Due to the fact, that the market's D/E ratio is immaterial, we used the Company's specific D/E ratio, which is 0%.

Terminal growth rate of 2% was determined based upon the real economy expected growth rate in the long run, and upon a conservative element of the Company's internal growth.

While implementing the Income Approach to evaluate different assets, each asset should be discounted at a rate, reflecting its own risk. The risk and liquidity of each type of asset being acquired may be greater than, equal to or less than the overall discount rate of the company (regardless of how it was computed). In most businesses that possess an array of asset types, certain acquired assets may be:

a)	More risky and/or less liquid (e.g.: IPR&D, goodwill);

b)	Comparably risky and/or liquid (e.g.: customer lists,);

c)	Less risky and/or more liquid (e.g.: core technology/patents fixed assets and working capital).

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DCF Approach

WACC

It is generally appropriate to address this issue by assigning reasonable premiums or discounts to the overall company discount rate when valuing specific assets. Individually, each asset requires a higher or lower return specifically related to the risks associated with that asset achieving its estimated cash flows. Working capital assets (e.g.: cash, accounts receivable and inventory) and other tangible assets (e.g.: machinery and equipment and real property) have lower risks than intangible assets (e.g.: engineering drawings, trained work force, patents, etc.) and therefore have lower required returns. In the aggregate, however, the firm's required return represents the weighted average return of the value of each asset multiplied by its required return.

In the aggregate, however, the firm's required return represents the weighted average return of the value of each asset multiplied by its required return.

Accordingly, the following required rates of return for each asset were used to derive the appropriate capital “charges” for estimating cash flows under the income approach: fixed assets - 0.04%; Working Capital - a yearly average of 0.6% (see appendix C - Contributory Charges) ; and assembled workforce - 0.5%.

Section 4: Methodology | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Section 5

Valuation of Intangible Assets

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Valuation of Intangible Assets

Core Technology

General

The terms core technology and base technology are often used synonymously. The basic definition reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). This core (or base) technology of a company may be represented by, for example, a portfolio of patents, a library of potential candidates for therapeutic drugs, or a superior manufacturing capability. The existence of core (or base) technology is dependent on facts and circumstances. In some cases, companies “in-license” technology that serves as a core or base for their product development efforts. In other cases, core (or base) technology may not exist at all, as each new product is developed from a new or novel technology platform.

The concept of technology migration also indicates technology re-use from one generation of a product to the next. In that circumstance where technology migration is present, some would describe today's developed product technology (that is, technology manifested in current product offerings) as tomorrow's core (or base) technology (through its re-use in future product offerings). In this circumstance, especially when the re-usable technology has a one-to-one correspondence to a product family, the delineation between what may be referred to as developed product technology and core (or base) technology may blur.

With regard to Intercure, the Company's patented device guided breathing technology ingeniously takes advantage of the human body’s natural tendency to follow external rhythms and has broadly patented an interactive “feed forward” concept. The technology composes rhythmic guiding tones, in real time, while measuring the user’s individual respiration pattern. By dynamically manipulating and recalculating these personalized tones it guides users into a Therapeutic Zone, subliminally, with almost no conscious effort on the user’s part leading to unprecedented efficacy, ease of use and compliance.

The Company's technology has many patents in various countries, the validity of the first patent expired on May 30, 2009 in the U.S. and on May 31, 2008 in Israel, and protected, among others, the technology and device itself. The rest of the Company's patents are expected to expire in 2013 or later, the latest of the priority date or international apply. According to the Company's management, the Company's technology is being protected until 2019.

Section 5: Valuation of Intangible Assets | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Valuation of Intangible Assets

Core Technology

The following table summarizes information and data concerning the Company's patents (for more details see section 2 - Company Overview):

Key Issued/Pending Patents	Countries Issued	# of Countries Filed
Stress detecting device and
method for monitoring breathing
	U.S., Israel, Japan	3
Systems and methods for	U.S., Israel, Canada,
modification of biorhythmic	U.K. and 11 other
activity	countries	19
Interventive diagnostic for
improving health	U.S., Israel	8 (1,2,3)
Apparatus and method for
beneficial modification of	India, Singapore,
biorhythmic activity	Japan, Australia, NZ	12 (1,2,4)
Generalized metronome for
modification of biorhythmic
activity	India, China, HK	10 (1,2,4)
Apparatus and method for
breathing pattern determination	Singapore	11

1.Including PCT.
2.Including EU.
3.Including German utility
patents.
4.Including divisional patents.

Source: The company's presentation as of April, 2012.

As of the Valuation Date, Intercure's core technology regards to all of its products/versions (Hereinafter: the “Current Products”) which generated the Company's revenues.

Valuation of the Intangible Asset

The value of the core technology was estimated by performing a discounted cash flow analysis, which entailed forecasting cash flows to be generated by the core technology, net of a fair return on all contributory assets of the business.

Following are the core technology's valuation main assumptions:

The Asset's Economic Useful Life - According to the Company's management, as of the Valuation Date, the useful life of the core technology will be 9 years while it will be exclusively relevant probably for the next 7 years, as a result of the patent protection expiration in 2019.

Revenue - According to the analysis of the Company's historical performance, the Company's revenues are growing over the years, as a pendency of the Company's yearly media investments. Accordingly, the company's Current Products' revenues, which are taken into account, derived from the acquisition model. As mentioned before, the useful life of the core technology will be 9 years exclusively relevant probably for the next 7 years.

Section 5: Valuation of Intangible Assets | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Valuation of Intangible Assets

Core Technology

Starting from the seventh year, we assumed an annual reduction in the Company's revenues from the Current Products. These declines are due to the assumption that new products will probably be developed and gradually replace the Current Products. In addition, according to the Company's management, the Company might reduce the Current Products' prices during the eighth and the ninth year in order to expedite the new product marketing.

The following graph presents the Company's expected revenue amount from the Current Products between July 2012 and December 2021 ($ thousands):

Source: BDO analysis.

Gross Profit - The forecasted core technology's gross margins are based on the profitability rates presented in the acquisition model (see Appendix A), as obtained by the Company's Management.

Sales and Marketing Expenses - It was assumed, that over the entire projection period, the Current Products' related sales and marketing expenses out of revenue ratio will be at the corresponding rate in the acquisition model.

General and Administration Expenses - It was assumed, that over the entire projection period, the Current Products' related general and administration expenses out of revenue ratio, will be at the corresponding rate in the acquisition model.

Research and Development Expenses - According to the Company's management, during the years 2017-2019, the Company intends to develop a new product line. The new product line supposes to be released during 2019, and gradually replace the Current Products.

Therefore, it was assumed, that during the years 2011-2017 the research and development expenses out of revenue will be at the corresponding rate in the acquisition model.

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Valuation of Intangible Assets

Core Technology

During the years 2018-2021 we assumed that the Current Products' related research and development expenses out of revenue ratio will reduce gradually from 80% to 30% of the corresponding ratio, presented in the acquisition model.

Income Tax - A 25% tax rate was deducted from the forecasted cash flaw, according to the effective applicable to the company in Israel.

Contributory Charges - Contributory charges were applied to the after-tax cash flow, to reflect the returns on other assets required to sustain the Core Technology. These assets included assembled workforce, fixed assets, and working capital (for details about the contributory charges calculations see Appendix C).

Tax Benefit - Tax savings due to amortization of the asset were added to derive the Fair Value of the core technology. These tax savings reflect the future tax benefits associated with amortizing the asset for income tax purposes. Accordingly, the value of the estimated tax benefit is 13% (see Appendix D).

Discount Rate - Net cash flows were capitalized at a discount rate of 18% which is the Company's WACC.

Asset Valuation - Based upon the above assumptions, the value of the core technology asset was estimated at $1,701 thousands and with the addition of tax benefit in the amount of $208 thousands was estimated at $1,909 thousands.

Section 5: Valuation of Intangible Assets | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Valuation of Intangible Assets

Core Technology

The following table presents the valuation of the fair value of the core technology, as of the Valuation Date ($ thousands):

	Jul 26, 2012 -									Jan 1, 2021 -
000'$	Dec 31, 2012	2013	2014	2015	2016	2017	2018	2019	2020	Jul 25, 2021
Revenue	972	4,482	5,578	6,721	7,864	8,021	8,182	7,619	5,698	2,025
Cost of Revenue	223	985	1,287	1,551	1,815	1,851	1,888	1,759	1,315	467
Gross Profit	749	3,498	4,290	5,170	6,049	6,170	6,293	5,860	4,383	1,557
% Gross Profit	77.0%	78.0%	76.9%	76.9%	76.9%	76.9%	76.9%	76.9%	76.9%	76.9%
Operating Expences
S&M Expenses	293	732	821	905	982	1,002	1,022	952	712	253
% Of Revenue	30.1%	16.3%	14.7%	13.5%	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%
Media Expenses	307	1,656	2,043	2,489	2,945	3,004	3,064	2,853	2,134	758
% Of Revenue	31.6%	36.9%	36.6%	37.0%	37.5%	37.5%	37.5%	37.5%	37.5%	37.5%
G&A Expenses	212	612	687	757	822	838	855	796	595	212
% Of Revenue	21.8%	13.7%	12.3%	11.3%	10.4%	10.4%	10.4%	10.4%	10.4%	10.4%
R&D	21	120	143	167	190	137	99	65	34	12
% Of Revenue	2.2%	2.7%	2.6%	2.5%	2.4%	1.7%	1.2%	0.9%	0.6%	0.6%
Operating Income (Loss)	(84)	378	596	851	1,110	1,189	1,253	1,194	907	322
% Operating Profit	-8.7%	8.4%	10.7%	12.7%	14.1%	14.8%	15.3%	15.7%	15.9%	15.9%

Brand Name Charge	19	90	112	134	157	160	164	152	114	40
Profit Befor Tax	(104)	288	484	716	953	1,028	1,090	1,042	793	282
Tax Rate	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%
Tax	-	72	121	179	238	257	272	260	198	70
Net Profit After Tax	(104)	216	363	537	714	771	817	781	595	211
% Net Profit After Tax	-10.7%	4.8%	6.5%	8.0%	9.1%	9.6%	10.0%	10.3%	10.4%	10.4%
Contributory Charges
Fixed Assets	0	2	2	3	3	3	3	3	2	1
Working Capital	9	37	29	34	39	34	35	33	24	9
WorkForce	5	22	28	34	39	40	41	38	29	10
Net Cash Flow	(119)	155	304	467	633	693	738	707	540	192
Discounted Cash Flow	(114)	130	213	272	307	280	248	198	125	42

Value For Discounted Cash Flow	1,701
Tax Benefit Fector	20%
Tax Benefit	208
Total Value Of Core Technology	1,909

Source: BDO analysis.

Section 5: Valuation of Intangible Assets | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Valuation of Intangible Assets

Brand Name

General

The term "brand" or "trade name" usually relates to a group of assets such as trademarks, trade names, technological expertise, etc. A trade name is a name, word, symbol or combination which an entity adopts and uses for marketing purposes and with which it causes its products to be identified and differentiated from other products or services. The lawful owner of the trade name has the right to block competitors from using it in any way.

Once registered, the trade name can be of great importance for customers, because its purpose is to generate an ability among customers to identify both the origin of the services and products and the quality associated with such services.

Over the years the Company invested tens of millions of dollars in advertising the brand name "RESPeRATE". It is also the brand name used in multiple clinical publications, tens books on the subject (i.e. Mayo Clinic on High Blood Pressure). According to the Company, this brand is highly important to the Company's operations and sales. The management believes that this brand name is known in the medical device market for the last 10 years, and therefore has an economic value.

The value of the brand name was estimated by applying the Relief from Royalties Approach. The brand name ownership exempts the owner from having to engage in brand name development and therefore to gain profits. The implementation of the Relief from Royalties Approach requires evaluation of the proper royalty rate, which was determined between unrelated parties.

Valuation of the Intangible Asset

The valuation of the intangible asset brand name was preformed according to the Relief from Royalties Approach, when the asset value is estimated based on the total revenue for which the royalties are paid.

Following are the brand name's valuation's main assumptions:

The Asset's Economic Useful Life - We have analysed the economic useful life of the Company's existing brand name since its inception. Based on discussions with the Company's management it was assumed that the brand name average economic useful life is 10 years.

Royalty Rate - To assess the royalty rate, we examined a number of transactions in which royalties paid for the use of a brand name in marketing of products to the medical industry.

Section 5: Valuation of Intangible Assets | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Valuation of Intangible Assets

Brand Name

These transactions show that the range of royalties paid is in the range of 2% and 5%.14 Due to the fact, that the Company doesn't charge additional premium on behalf of the brand name, we assumed that the royalty rate on behalf of the use of the Company's brand name RESPeRATE is about 2%, similar to the lower bar of the above range.

Purchaser who doesn't have this brand name will have to pay royalties at a rate of about 2% for using it.

The royalty rate which was taken for calculation is also supported by the "rule of thumb" in royalty's transactions (Royalty Rates for Licensing Intellectual Property by Russell Parr, J Wally & Sons, 2007). The rule indicates that the royalty rate should be about a quarter of the operational profit rate.

The following graph presents the revenue of which the brand name royalty rates are recorded between the years 2012-2021 ($ thousands):

Source: BDO analysis.

Income Tax - A 25% tax rate was deducted from the forecasted cash flaw, according to the effective applicable to the company in Israel.

Tax Benefit - Tax savings due to amortization of the asset were added to derive the Fair Value of the brand name. These tax savings reflect the future tax benefits associated with amortizing the asset for income tax purposes. Accordingly, the value of the estimated tax benefit is 11% (see Appendix D).

14 Source: Royalty Rates for trademarks & copyrights fourth edition/ IPRA, Inc.

Section 5: Valuation of Intangible Assets | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Valuation of Intangible Assets

Brand Name

Discount Rate - Net cash flows were capitalized at discount rate of 20% according to the Company's weighted average cost of capital (see section methodology - WACC calculation).

Asset Valuation - Based upon the above assumptions, the value of the brand name asset was estimated at $438 thousands and with the addition of tax benefit in the amount of $50 thousands was estimated at $488 thousands.

Section 5: Valuation of Intangible Assets | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Valuation of Intangible Assets

Brand Name

The following table presents the valuation of the fair value of the brand name, as of the Valuation Date ($ thousands):

	Jul 26, 2012 -										Jan 1, 2022-
000'$	Dec 31, 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Jul 25, 2022
Total Revenue From Brand Name	972	4,482	5,578	6,721	7,864	8,021	8,182	8,345	8,512	8,682	4,970
Royalties	19	90	112	134	157	160	164	167	170	174	99
Tax Rate	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%

Net Income	15	67	84	101	118	120	123	125	128	130	75

Discounted Cash Flow	14	57	59	59	57	49	41	35	30	25	14
Value For Discounted Cash Flow	438
Tax Benefit Fector	11.4%
Tax Benefit	50
Total Value of Brand Name	488

source: BDO analysis.

Section 5: Valuation of Intangible Assets | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Valuation of Intangible Assets

Assembled Workforce

The assembled workforce was valued for the purpose of calculating the appropriate contributory charge to be deducted from the intangible asset core technology's cash flows. We used the Cost Approach to value the trained workforce of the Company, as of the Valuation Date. The Company’s realized savings from obtaining a fully efficient, pre-existing, trained workforce totalling approximately 10 employees, rather than incurring the costs to assemble such a workforce, include:

❑	Recruiting and screening expenses - Recruiting fees include recruiting costs and placement fees (executive search firms) typically incurred to hire new employees. Screening potential employees includes reviewing resumes, interviewing and performing reference checks on the candidates.

❑	Training and orientation expenses - Training and orientation expenses were calculated by multiplying the average time required to train a new employee by the compensation, including benefits, of the trained employee. Training costs include the start-up time for the trainee to become oriented with the organization and reasonably proficient at his or her task. Orientation costs were calculated by multiplying the average time needed by a new employee to attain a full level of productivity (the start up time) by the compensation, including the benefits, of the new employee.

Based on this analysis, the Fair Value of the assembled workforce of the Company was estimated at $199 thousands (see Appendix B).

Section 5: Valuation of Intangible Assets | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Section 6

Results

Section 6: Results | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Results

Notes

According to the assumptions detailed in this report, we have arrived to the conclusion that some of the acquired intangible assets were needed to revaluate to reflect market value.

The following table provides details regarding these assets (thousands $):

000'$	Note	Book Value	Fair value	Change	% of Purchase Price	Life Span (Years)
Current Assets
Cash and Cash Equivalents	1	1,211	1,211	-	24.4%
Short-Term Restricted Deposits	1	1	1	-	0.0%
Account Receivables	2	79	79	-	1.6%
Other Receivables	2	62	62	-	1.2%
Inventory	3	123	185	62	3.7%
Total Current Assets		1,476	1,538	62	30.9%
Long Term Assets
Fixed Assets	4	51	51	-
Investment In XTL	5	2,469	2,469
Total Long-Term Assets		2,520	2,520	-	50.7%
Total Assets		3,996	4,058	62	81.6%

Short-Term Liabilities
Account Payables	6	383	383	-	7.7%
Other Payables	6	293	293	-	5.9%
Employees Benefits Liabilities	6	11	11
Total Short-Term Liabilities		687	687	-	13.8%

Convertible Bonds to Compoany's Shares		493	-	-	0.0%
Total Liabilities		1,180	687	-
Intangible Assets
Technology	7		1,909		38.4%	9 Years
Brand Name	7		488		9.8%	10 Years
Total Intangible Assets			2,397	-
Goodwill	8		(795)		-16.0%
Purchase Price	9		4,973

Source: The Company's financial reports + BDO analysis.

The balance sheet data, as of the Valuation Date is based on the Company's unaudited financial data, as of June 30 according to XTL's management that there were no material changes between June 30 and the Valuation Date.

1.	Cash and Cash Equivalents - The Cash and Cash Equivalents, as of the Valuation Date includes the cash payment that XTL and Medica paid, according to the purchase agreement. For more details see section 1 - The Acquisition - The Purchase Price).

2.	Account and Other Receivables - According to the Company, the account receivable, as of the Valuation Date, is attributed to short-term operating amounts, which are received by the costumers during the current business and expected to be charged during the current year. Therefore, there is no difference between the book value and the fair value of this balance and no adjustments had been made.

3.	Inventory - According to the Company, the inventory balance consists of raw materials inventory in the amount of approximately $43 thousands and of finished goods inventory in the amount of approximately $99 thousands. According to IFRS3R, we re-calculated the value of the finished goods inventory and adjustments had been made, (See Appendix E).

Section 6: Results | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Results

Notes

4.	Fixed Assets - The Company's fixed assets, as presented in its financial report are presented in their fair value. Therefore, no adjustments had been made.

5.	Investment in XTL - According to the transaction, Intercure was allocated XTL'S ordinary shares. Therefore, we created a new balance section which presents the fair value of Intercure's investment in XTL. (For more details see section 1 - The Acquisition).

6.	Account and Other Payables - According to the Company, the account payable, as of the Valuation Date, is attributed to short-term operating amounts, which are paid during the current business, at the current year. Therefore, there is no difference between the book value and the fair value of this balance and no adjustments had been made.

7.	Intangible Assets - For more details see section 7 - Valuation of Intangible Asset.

8.	The goodwill value is the difference between the purchase price and the fair value of the tangible and intangible assets.

9.	The purchase price received by XTL's management and includes the cash and cash equivalents which paid by XTL and the fair value of the minority's holding.

Section 6: Results | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Section 7

Appendix

Section 6: Appendix | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Appendix A

The Acquisition Model

The following table presents the acquisition model - Base Case Scenario (thousands $):

	Jul 26, 2012 -
000'$	Dec 31, 2012	2013	2014	2015	2016	Terminal
Revenue	972	4,482	5,578	6,721	7,864	8,021
% Growth		94.79%	24.44%	20.49%	17.01%	2.00%
Cost of Revenue	223	985	1,287	1,551	1,815	1,851
% of Revenue	23.0%	22.0%	23.1%	23.1%	23.1%	23.1%
Gross Profit	749	3,498	4,290	5,170	6,049	6,170
% Gross Profit	77%	77%	77%	77%	77%	77%
Operating Expences
R&D Expenses	21	120	143	167	190	193
% of Revenue	2.2%	2.7%	2.6%	2.5%	2.4%	2.4%
S&M Expenses	293	732	821	905	982	1,002
% of Revenue	30.1%	16.3%	14.7%	13.5%	12.5%	12.5%
Media Expenses	307	1,656	2,043	2,489	2,945	3,004
% of Revenue	31.6%	36.9%	36.6%	37.0%	37.5%	37.5%
G&A Expenses	212	612	687	757	822	838
% of Revenue	21.8%	13.7%	12.3%	11.3%	10.4%	10.4%
Total Operating Expences	833	3,120	3,695	4,319	4,939	5,038
% of Revenue	86%	70%	66%	64%	63%	63%
Operating Income (Loss)	(84)	378	596	851	1,110	1,132
% Operating Income (Loss)	-9%	8%	11%	13%	14%	14%
Tax Rate	25%	25%	25%	25%	25%	25%
Tax on Income	-	-	-	-	-	283
Income (Loss) After Tax On Income	(84)	378	596	851	1,110	849
% Income (Loss) After Tax On Income	8.7%-	8.4%	10.7%	12.7%	14.1%	10.6%
Change in Working Capital	432	260	115	128	128	18
Investment In Fixed Assets	12	57	71	86	100	102
Depreciation	12	57	71	86	100	102
Annual Cash Flow	(517)	118	481	723	982	831
Residual Value						4,570
DCF	(496)	99	337	421	476	2,216
WACC	20.2%
Growth	2.0%
Total	3,052
None Operating Assets	3,680
Less Financial Liabilities	-
Tax Asset	654
Equity Value	7,386

Source: Company's Management.

Section 6: Appendix | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Appendix B

Workforce

The following table presents the workforce fair value calculation, as for the Valuation Date ( thousands $);

	Number Of	Mounthly Salery	Training and	Training Cost
Department	Employees	(000')	Orientation (In Months)	(000')
1	5	8	5	176
2	1	1	2	3
3	2	4	1	8
4	2	4	3	23
Total Number of Employees	10			210

Total Training Cost (000')		210	(1)

Recruiting and screening		56	(2)
Total Cost		266
Tax		25%
Total Value		199

(1) Number of months needed to train a new employee that can fully replace an exsisting employee

(2) Includes: Placement fees (executive search firms)

Source: BDO analysis.

Appendix C

Contributory Charges

The following table presents the fixed assets and workforce contributory charges calculation:

			Return	Return
			Rate	Rate After	Yearly	Representative	% of
Charge (000'$)		Value	Before Tax	Tax	Debit	Income	Revenues
Fixed Assets	(1)	51	8%	6%	3	8,021	0.04%
Workforce	(3)	199	0%	20%	40	8,021	0.50%

source: BDO analysis

Fixed Assets - Based on the fixed assets fair value, which is similar to the book value and based on the Company's declaration.

Workforce - See appendix B.

Representative Income - The terminal year revenue was taken as a representative income due to the fact that the Company is an early stage technological company.

Section 6: Appendix | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Appendix C

Contributory Charges

Due to the fact that the Company is an early stage technological company, the working capital balance for the purchase date is non-representative.

Therefore, we used the working capital balances as presented in the acquisition model.

The following is the working capital contributory charges calculation on yearly basis:

	Jul 26, 2012 -					Terminal
	Dec 31, 2012	2013	2014	2015	2016	Year
Working Capital Value	251	511	627	755	883	901
Return Rate Before Tax	5%	5%	5%	5%	5%	5%
Return Rate After Tax	4%	4%	4%	4%	4%	4%
Yearly Debit	9	19	23	28	33	34
Revenue	972	2,301	4,482	5,578	6,721	7,864
% of Revenues	1.0%	0.8%	0.5%	0.5%	0.5%	0.4%

Source: BDO analysis.

Section 6: Appendix | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Appendix D

Tax Benefit

The following table presents the Tax benefit factor of the Company's core technology asset:

Tax Benefit Calculation
A	B	C	D	E	F
	Capitalization	% Yearly
NO	Period	Amortizatio	% Tax	C * D	PV(E) @20%
1	0.5	11%	25%	3%	2.5%
2	1.5	11%	25%	3%	2.1%
3	2.5	11%	25%	3%	1.8%
4	3.5	11%	25%	3%	1.5%
5	4.5	11%	25%	3%	1.2%
6	5.5	11%	25%	3%	1.0%
7	6.5	11%	25%	3%	0.8%
8	7.5	11%	25%	3%	0.7%
9	8.5	11%	25%	3%	0.6%
Tax Benefit Factor			100%		12.2%

Source: BDO analysis.

Tax Benefit

The following table presents the Tax benefit factor of the Company's brand name asset:

Tax Benefit Calculation
A	B	C	D	E	F
	Capitalization	% Yearly
NO	Period	Amortization	% Tax	C * D	PV(E) @20%
1	0.5	10%	25%	3%	2.3%
2	1.5	10%	25%	3%	1.9%
3	2.5	10%	25%	3%	1.6%
4	3.5	10%	25%	3%	1.3%
5	4.5	10%	25%	3%	1.1%
6	5.5	10%	25%	3%	0.9%
7	6.5	10%	25%	3%	0.8%
8	7.5	10%	25%	3%	0.6%
9	8.5	10%	25%	3%	0.5%
10	9.5	10%	25%	3%	0.4%
Tax Benefit Factor					11.4%

Source: BDO analysis.

Section 6: Appendix | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Appendix E

Inventory

The following table presents the revaluation of the Advances for inventories of the Company (thousands $):

000'$
Finished Goods	99
Selling Price	427
S&M And Marketing Margin	267
Fair Value	161

Source: BDO analysis.

The book value of finished goods inventory is $99 thousands. In order to derive the fair value we divided the book value with the representative cost of sales rate (23%). Out of the result we reduced 58% selling and marketing expenses and media margin.

Therefore, the Advances for inventories fair value, is $161 thousands.

Section 6: Appendix | XTL Biopharmaceuticals Ltd. | Purchase price allocation - InterCure

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Intercure Ltd.

Stock Option Valuation for Subcontractor

November, 2012

B-94

November, 2012

To: Mr. Erez Gavish, CEO

Intercure Ltd.

In accordance with a request by Intercure Ltd. (hereinafter: "Intercure", or "the Company"), BDO Ziv Haft Consulting & Management Ltd. (hereinafter: "BDO") has performed a valuation of the options which was granted to Gibuv Ltd. (hereinafter: "Gibuv" or " Subcontractor") as of October 28, 2012 (hereinafter: "the Evaluation Date").

We confirm XTL and InterCure to publish the options valuation in their financial statement.

The purpose of this analysis is to estimate the fair value of the Options (single option). Our estimate does not refer to past expense and valuations.

The calculation of the fair value of the Options is based upon data and information delivered to us by the Company.

While making this appraisal, BDO used the data and information supplied by the Company without examining its correctness and completeness. The data and information received from the Company were assumed correct, and any reliance thereof is not confirmation or verification of their validity. BDO and its employees are not responsible for the completeness or accuracy of the aforementioned data, or for any inaccuracy, error, omission or any other fault caused by using the aforementioned data.

The valuation of the Options involves assumptions, estimates and forecasts, yet supposed to reasonably assess their fair value based on the available information at the time of the evaluation. Any change in the different variables or supplemental information may affect the outcomes of the evaluation, and consequently the conclusions of the analysis.

This report is solely for the use of client personnel. No part of it may be circulated, quoted or reproduced for distribution outside the client organization without the prior written approval from BDO. It is not intended to, and may not, be relied upon by any other party and, therefore, any other person or entity who received this report or the information contained herein, with BDO permission or otherwise, is hereby put on notice that (1) they are responsible for their own analyses and may not rely on any information contained herein, and (2) BDO makes no representations or warranties, including as to the accuracy or completeness of the information contained herein or any other written or oral communication transmitted or made available to (the third party) and expressly disclaims any and all liabilities based on such information or on omissions there from. In addition, BDO reserves the right to update the evaluation in light of new information, which was not introduced prior to this analysis.

B-95

All data, unless otherwise stated, are in NIS terms.

We would be delighted to be of any assistance

Sincerely,

/s/ BDO Ziv Haft

BDO Ziv Haft

Consulting & Management Ltd

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Contents

Executive Summary	6

Methodology	9

Options Valuation	13

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Section 1

Executive Summary

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Executive Summary

General

Intercure Ltd. gave its subcontractor a single option grant during Q4 2012 - on October 28th, which consisted of 20,185,184 options according to sales targets.

Target sales (in US $)	Number of options
4,000,000	6,055,555
5,000,000	4,037,037
15,000,000	4,037,037
30,000,000	6,055,555
Sum	20,185,184

Source: BDO analysis

The fair value of the Option was calculated by using the Monte Carlo Simulation, to account for the conversion conditions set forth in the option agreement and to incorporate into the valuation the projection regarding the Company's business development according to the Company's management.

We ran scores of 10 thousands of iterations; each iteration calculated the share price at each business day from the issuance date until 27/10/2017

According to the option agreement between the company and its subcontractor, the subcontractor can issued its option in a "CASH LESS" mechanism, according to that mechanism, the company will issue stocks according to the option "internal value" and the exercise price.

The "internal value" refers to the average closing share price of Intercure's stock in the 30 days before the subcontractor's formal announcement. Therefore, we evaluate the options using the Monte-Carlo method.

The following table specifies the fair value of the options issued on October 28th, 2012:

Target sales (in US $)	No. of option issued	Fair Value (NIS)
4,000,000	6,055,555	2,520,537
5,000,000	4,037,037	1,680,358
15,000,000	4,037,037	1,680,358
30,000,000	6,055,555	2,520,537
Sum	20,185,184	8,401,791

Source: BDO analysis

The Fair Value as of the grant date is NIS 8,401,791..

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Section 2

Methodology

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Methodology

The Monte Carlo Simulation

we estimated the options fair value by the Monte-Carlo method. This method is acceptable for use in cases of similar option conditions as it was granted by the company. In order to estimate an option’s fair value using the Monte-Carlo method, it is necessary to develop assumptions for the following variables at the valuation date:

Stock Price

In the case of public company, the Stock Price is simply its quoted market price as of the valuation date.

Exercise Price

The Exercise Price is the price that must be paid for the stock on the date the options are exercised, and is defined by the terms of the award.

Contractual Term

The Contractual Term is the period between the grant date and the expire date of the option.

Expected Volatility

Expected Volatility is the expected fluctuation in the return of the underlying stock during the option’s Contractual Term. Another way to define volatility of a stock is the annualized standard deviation of the continuously compounded rates of return (stock prices plus dividends) on the stock over a period of time. Stock price changes are log-distributed.

A standard deviation is a statistical method used to convert a series of natural logarithms of stock price changes into a single, usable statistic – volatility.

Because a more volatile stock has greater upside potential than a less volatile one, an option on a more volatile stock theoretically has greater value than one on a low-volatility stock, all other things being equal.

Because IFRS 2 does not include a particular method of estimating Expected Volatility, a company should consider all available data, including what marketplace participants would likely use in determining an exchange price for a traded option.

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Methodology

The Monte Carlo Simulation

When a company develops its volatility assumption, it should consider the following alternatives:

✓	Historical volatility of the underlying stock over the most recent historical period equals to the option’s Contractual term (for Binomial model);

✓	Implied volatility derived from the observed current market prices of the company’s traded options (if available);

✓	Blended volatility which combining data from both historical and implied volatilities.

Under IFRS 2, historical volatility may still be an appropriate point for setting this assumption, while companies should also consider how future experience might differ from the past and conduct the appropriate adjustments.

Risk free Rate

The Risk free Rate implied yield (or rate) on the grant date for a traded zero-coupon government bond with a term to maturity equal to the option’s Expected Term.

The higher the risk-free rate, the higher the fair value of the option. In the Binomial framework, the Risk-Free Rate must be expressed as a continuously compounded rate, while a simple Risk-Free Rate assumes only annual compounding. A continuously compounded rate assumes that interest compounds continuously.

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Section 2

Options Valuation

B-103

Options Valuation

General

Intercure Ltd. gave its subcontractor a single option grant during Q4 2012 - on October 28th, which consisted of 20,185,184 options according to sales targets.

As was mentioned before we estimated the options fair value by the Monte-Carlo method.

Main Assumptions

The assumptions and data used for this valuation are detailed in the following paragraphs.

Plan properties

The granted options vest according to sales targets.

Target sales (in US $)	Number of options
4,000,000	6,055,555
5,000,000	4,037,037
15,000,000	4,037,037
30,000,000	6,055,555
Sum	20,185,184

Source: Company's Management

According to the contract between the company and its subcontractor, the option should vest after the achievement of the targets sales.

The properties of the granted options are presented in the following table:

Grant
Date	28/10/2012
Share Price*	0.535
Exercise Price	0.54
Term (Years)	5

*Source: http://www.tase.co.i

Share Price

Due to the fact that Intercure is listed in the Tel-Aviv Stock Exchange, and traded properly in the last 3 months we use the company's share price on October 28, 2012 which was 0.535 Nis.

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Options Valuation

Exercise Price

The exercise price was set at 0.54 NIS.

Risk Free Rates

The exercise price is in NIS terms. Therefore, the annual risk free rates are the appropriate yield rates of non index-linked Israeli government bonds for the expected term. The risk free rate for the granted options ranges from 2.1% to 3.14%.

Year	10/2012
1	2.11%
2	2.28%
3	2.54%
4	2.83%
5	3.14%

Source: BDO analysis

Although the fact that Intercure is listed in the Tel-Aviv Stock Exchange, yet it wasn’t continuously traded during the last five years

Due to the fact that Intercure was listed on the in the "Maintenance List" at Tel-Aviv Stock Exchange, we calculated the volatility, based on comparable companies which operating in the Medical industry, historical share prices.

The expected volatility was set at 93.6% which is the average volatility during the expected term period.

The following table presents the volatility of the comparable Companies based on the historical share prices, on a weekly basis:

Year	ETView Medical Ltd.	FlowSense Medical Ltd.	BioView Medical Ltd.	Average
1	76.96%	44.05%	36.79%	52.60%
2	82.34%	62.22%	34.48%	59.68%
3	82.83%	94.62%	48.43%	75.29%
4	113.11%	98.36%	67.90%	93.12%
5	124.23%	89.98%	66.58%	93.60%
6	116.66%	85.01%	64.55%	88.74%
7	110.96%	82.15%	63.00%	85.37%

Source: BDO analysis

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Options Valuation

Expected Term

According to the option's agreement, the expiration date will occur after 5 years. The main assumption is the subcontractor will exercise the options at the end of the term.

Dividend Yield

The management expects an annual dividend yield of 0%.

Option Valuation

The properties of the granted options are presented in the following table:

Grant
Date	28/10/2012
Share Price*	0.535
Exercise Price	0.54
Term (Years)	5

*Source: http://www.tase.co.i

According the option agreement between the company and its subcontractor 20,185,184 option were issued.

The fair value of each option is NIS 0.416

The following table specifies the fair value of the options issued on October 28th, 2012:

Target sales (in US $)	No. of option issued	Fair Value (NIS)
4,000,000	6,055,555	2,520,537
5,000,000	4,037,037	1,680,358
15,000,000	4,037,037	1,680,358
30,000,000	6,055,555	2,520,537
Sum	20,185,184	8,401,791

Source: BDO analysis

B-106

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL REPORTING

AS OF SEPTEMBER 30, 2012

SEPARATE FINANCIAL INFORMATION DISCLOSED IN ACCORDANCE WITH REGULATION 38D TO THE ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

UNAUDITED

INDEX

Page

Auditors' Review Report	2

Financial Data - in U.S. dollars:

Assets and Liabilities Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent	3

Income and Expenses Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent	4

Cash Flows Included in the Statements Attributable to the Company Itself as a Parent	5 - 6

Notes and Additional Information to the Financial Data	7 - 9

- - - - - - - - - - - -

To the shareholders of

XTL Biopharmaceuticals Ltd.

Re:	Special report of for the review of the separate interim financial information according to regulation 38(d) to the Israel Securities Regulations (Periodic and Immediate Reports) - 1970

Introduction

We have reviewed the accompanied separate interim financial information according to regulation 38(d) to the Israel Securities Regulations (Periodic and Immediate Reports) - 1970 of XTL Biopharmaceuticals Ltd (hereafter - the Company), as of September 30, 2012 and for the nine and three month periods then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

We have not reviewed the separate interim financial information of a consolidated company, which its assets net of liabilities total approximately $483 thousand as of  September 30, 2012, and the share of the company in this consolidated company's losses total approximately $87 thousand for the nine and three month periods then ended, respectively. The financial statements of this consolidated company was reviewed by other independent auditors, whose review report have been presented to us, and our conclusion, as far as it relates to financial information for this consolidated company, is based on the review report of the other auditors.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim separate financial information is not prepared, in all material respects, in accordance with regulation 38d' of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970.

Tel-Aviv, Israel	Kesselman & Kesselman
November 25, 2012	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

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XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Assets and Liabilities Included in the Consolidated Financial Statements
Attributable to the Company Itself as a Parent

	September 30,		December 31,
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	934	123	65
Short-term deposits	2,009	403	192
Accounts receivable	50	37	61
Convertible loan granted to investee	336	-	-
Receivables for investees	83	64	77
Restricted deposits	20	21	21

	3,432	648	416
NON-CURRENT ASSETS:
Property, plant and equipment	31	36	32
Intangible assets	5	16	5
Other investments	52	-	-

	88	52	37

Net amount attributable to equity holders of the parent of total assets less total liabilities reflecting in the consolidated financial statements financial information of investees	4,337	3,723	3,706

Total assets attributable to the Company itself as a parent	7,857	4,423	4,159

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	112	58	33
Payables for investees	73	162	173
Other accounts payable	553	482	509

	738	702	715
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT:
Ordinary share capital	5,989	5,335	5,335
Share premium and options	147,401	141,385	141,385
Accumulated deficit	(143,598)	(142,999)	(143,276)
Treasury shares	(2,469)	-	-
Reserve from transactions with non-controlling interests	(204)	-	-

Total equity	7,119	3,721	3,444

Total liabilities and equity	7,857	4,423	4,159

The accompanying notes and additional information are an integral part of the financial data.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	Deputy CEO and CFO

Date of approval of the financial statements by the Company's Board: November 25, 2012

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XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Income and Expenses Included in the Consolidated Financial Statements
Attributable to the Company Itself as a Parent

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	U.S. dollars in thousands

Research and development expenses	75	127	32	39	158
General and administrative expenses	1,673	759	737	250	1,002
Other gains (losses), net	795	-	795	-	(3)

Operating income (loss)	(953)	(886)	26	(289)	(1,163)

Finance income	28	36	20	20	45
Finance expenses	(32)	(5)	(3)	12	(8)

Finance income (expenses), net	(4)	31	17	32	37

Income (loss) after finance income (expenses)	(957)	(855)	43	(257)	(1,126)

Net amount attributable to equity holders of the parent of total income less total expenses reflecting in the condensed consolidated financial statements operating results of investees	(137)	(64)	(93)	(80)	(81)

Loss for the period attributable to the Company itself as a parent	(1,094)	(919)	(50)	(337)	(1,207)

The accompanying notes and additional information are an integral part of the financial data.

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XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Consolidated Financial Statements
Attributable to the Company itself as a Parent

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Comprehensive loss for the period	(1,094)	(919)	(50)	(337)	(1,207)
Adjustments to reconcile loss to net cash used in operating activities (a)	246	(32)	(220)	95	(3)
Net cash flows from operating activities relating to transactions with investees	(140)	(589)	(120)	(4)	(591)

Net cash used in operating activities	(988)	(1,540)	(390)	(246)	(1,801)

Cash flows from investing activities:

Acquisition of subsidiary	(149)	-	(149)	-	-
Decrease in restricted deposit	-	25	-	-	25
Decrease (increase) in short-term bank deposits	(1,806)	(400)	2	150	(190)
Purchase of property, plant and equipment	(2)	(11)	(1)	-	(12)
Other investments	(33)	(3)	(33)	-	(8)
Net cash flows from investing activities relating to transactions with investees	(330)	-	(308)	-	-

Net cash provided by (used in) investing activities	(2,320)	(389)	(489)	150	(185)

Cash flows from financing activities:

Proceeds from issue of shares and warrants	2,418	1,741	-	(10)	1,741
Receipts from exercise of warrants	1,783	3	395	3	3

Net cash provided by (used in) financing activities	4,201	1,744	395	(7)	1,744

Increase (decrease) in cash and cash equivalents	893	(185)	(484)	(103)	(242)

Gains (losses) from exchange differences on cash	(24)	(1)	(1)	(8)	(2)

Cash and cash equivalents at the beginning of the period	65	309	1,419	234	309

Cash and cash equivalents at the end of the period	934	123	934	123	65

The accompanying notes and additional information are an integral part of the financial data.

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XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Consolidated Financial Statements
Attributable to the Company itself as a Parent

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2012	2011	2012	2011	2011
		Unaudited				Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	3	76	1	25	94
	Loss from disposal of property, plant and equipment	-	-	-	-	3
	Share-based payment transactions to employees and others	772	62	472	17	73
	Finance expenses on short-term deposits	(10)	(3)	(7)	1	(2)
	Gain from bargain purchase	(795)	-	(795)	-	-
	Exchange differences on operating activities	24	1	1	8	2
	Net amount attributable to equity holders of the parent of total income less total expenses reflecting in the condensed consolidated financial statements operating results of investees	137	64	93	80	81

		131	200	(235)	131	251

	Changes in operating asset and liability items:

	Decrease in accounts receivable	11	71	24	9	47
	Increase (decrease) in trade payables	79	(71)	28	(16)	(96)
	Increase (decrease) in other accounts payable	25	(232)	(37)	(29)	(205)

		115	(232)	15	(36)	(254)

		246	(32)	(220)	95	(3)

(b)	Non-cash activities:

	Deferred charges in connection with the acquisition of Kitov in the line item "other investments"	19	-	19	-	-

	Issue of treasury shares to subsidiary	2,469	-	2,469	-	-

The accompanying notes and additional information are an integral part of the financial data.

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XTL BIOPHARMACEUTICALS LTD.

Notes and Additional Information to the Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

a.	Definitions:

The Company	-	XTL Biopharmaceuticals Ltd.

The separate interim financial information	-	separate interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Unless stated otherwise, all the terms used within the scope of the separate interim financial information are as these terms are defined in the condensed consolidated financial statements of the Company as of September 30, 2012 and for the nine and three months periods then ended ("condensed interim consolidated statements").

Investee	-	subsidiary

Intragroup transactions	-	transactions of the Company and subsidiaries

Intragroup balances, income and expenses and cash flows	-	balances, income and expenses and cash flows, as the case may be, resulting from intragroup transactions that have been eliminated in the consolidated statements

b.	The principles of preparation of the separate financial information:

The separate interim financial information has been prepared in conformity with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("Periodic Report Regulations"). Accordingly, financial data of the interim consolidated statements of the corporation as stated in Regulation 9c to the Periodic Report Regulations ("Regulation 9c"), with the obligated changes, will be disclosed in the interim statement along with the auditors' review report.

Accordingly, the separate interim financial information comprises financial data of the condensed consolidated financial statements of the Company as of September 30, 2012 and for the nine and three months periods then ended ("condensed interim consolidated financial statements") attributable to the Company itself as the parent.

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XTL BIOPHARMACEUTICALS LTD.

Notes and Additional Information to the Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (Cont.)

This separate interim financial information should be read in conjunction with the condensed interim consolidated financial statements and with the separate financial information of the Company as of December 31, 2011 and for each of the three years in the period then ended ("the Company's separate financial information for 2011") and the accompanying notes which have been prepared in accordance with Regulation 9c to the Periodic Report Regulations, as well as particulars specified in the Tenth Addendum to these Regulations and subject to the clarifications specified in the "Clarification Regarding the Separate Financial Statement of the Corporation" which was published on the website of the Israeli Securities Authority on January 24, 2010 and which address how to apply said Regulation and Addendum ("IAS Staff Clarification").

The significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information are consistent with those followed in the preparation of the Company's separate financial information for 2011 as elaborated therein.

The interim financial information is reviewed but not audited.

The separate interim financial information does not constitute financial statements, including separate financial statements, which are prepared and presented in accordance with International Financial Reporting Standards ("IFRS") in general, and the provisions of International Accounting Standard 27, "Consolidated and Separate Financial Statements" in particular and it does not constitute interim financial information prepared in accordance with IAS 34, "Interim Financial Reporting".

Nonetheless, the accounting policy specified in Note 3 to the condensed interim consolidated financial statements regarding the significant accounting policies and the method by which the financial data were classified in the condensed interim consolidated financial statements were applied for the purpose of presenting the separate interim financial information and this with the obligated changes resulting from the above regarding the significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information.

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XTL BIOPHARMACEUTICALS LTD.

Notes and Additional Information to the Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 2: -	Relations, Engagements, Loans, Material Investments and Transactions Between the Company and Its Investees

a.	In March 2012, the Company invested a current intragroup balance with a wholly-owned subsidiary, XTL Biopharmaceuticals Inc., by way of contribute to capital an amount of approximately $ 23 thousand already previously advanced to XTL Biopharmaceuticals Inc.

b.	In July 2012, the Company provided a loan to a subsidiary, InterCure Ltd. ("InterCure") in the amount of $ 330 thousand for a period of up to ten months at total interest of 15%. The Company has the right to convert the loan into 7,620,695 shares of InterCure representing, upon conversion of the loan and assuming full dilution, about 16.15% of the issued and outstanding share capital of InterCure on the date of the transaction. As of September 30, 2012, the fair value of the debt component of the loan, including the accrued interest, amounts approximately $ 336 thousand. The equity component of the convertible loan, which amounts approximately $ 5 thousand, constitutes part of the Company's investment in InterCure.

- - - - - - - - - - - -

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APPENDIX A

Interim report on the effectiveness of internal control over financial reporting and disclosure pursuant to the Israeli Regulation 38c(a)

Management, under the supervision of the board of directors of XTL Biopharmaceuticals Ltd. ("the Company"), is responsible for planning and maintaining adequate internal control over financial reporting and disclosure in the Company. The executive officers in charge are:

1.	Mr. David Grossman, CEO.
2.	Mr. Ronen Twito, Deputy CEO and CFO.

Internal control over financial reporting and disclosure consists of the Company's existing controls and procedures that have been planned by the CEO and the most senior financial officer or under their supervision, or by the equivalent acting officers, under the governance of the Company's board of directors, designed to provide reasonable assurance about the reliability of financial reporting and the preparation of the financial statements in compliance with applicable laws, and guarantee that all information that the Company is required to disclose in the financial statements issued by law is collected, processed, summarized and reported in a timely manner and according to the format prescribed by law.

Among other things, internal control includes controls and procedures planned to guarantee that all information that the Company is required to disclose as above is gathered and transferred to the Company's management, including the CEO and the most senior financial officer, or the equivalent acting officers, in order to allow decision making on a timely basis with respect to the disclosure requirement.

Because of its inherent limitations, internal control over financial reporting and disclosure is not designed to provide absolute assurance that misstatements or omissions of information in the financial statements will be prevented or detected.

In the quarterly report on the effectiveness of internal control over financial reporting and disclosure which is attached to the quarterly report for the period ended June 30, 2012 ("the last quarterly report on internal control"), internal control was concluded to be effective.

Through the date of this report, no events or circumstances have been brought to the knowledge of the board of directors and management that are liable to change the assessment of the effectiveness of internal control, as found in the last quarterly report on internal control.

As of the date of this report, based on the assessment of the effectiveness of internal control in the last quarterly report on internal control, and based on information brought to the knowledge of management and the board of directors, as above, internal control is effective.

It is indicated that on July 25, 2012, the Company completed an acquisition of 50.79% of the shares of InterCure Ltd. ("InterCure") following which the Company obtained control over InterCure for the first time. InterCure is not part of the scope of this report.

Chief Executive Officer's Statement pursuant to Regulation 38c(d)(1):

Letter of Representation

Chief Executive Officer's Statement

I, David Grossman, hereby declare that:

(1)	I have reviewed the quarterly report of XTL Biopharmaceuticals Ltd. ("the Company") for the third quarter of 2012 ("the reports").

(2)	To my knowledge, the reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)	To my knowledge, the financial statements and any other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company for the dates and periods addressed in the reports.

(4)	I have disclosed to the Company's auditor, to the Company's board of directors and audit committee, based on my last evaluation of internal control over financial reporting and disclosure:

(a)	All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure that are liable to reasonably adversely affect the Company's ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

(b)	Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Company:

(a)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to guarantee that material information relating to the Company, including its consolidated companies as they are defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the consolidated companies, particularly during the period of the preparation of the reports; and

(b)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles.

D-2

(c)	Have not been made aware of any event or circumstance that occurred in the period from the date of the last report through the date of this report, that is to modify the conclusion of the management and the board of directors regarding the effectiveness of the Company's internal control over financial reporting and disclosure.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

November 25, 2012
Date	David Grossman, CEO

D-3

Chief Financial Officer's Statement pursuant to Regulation 38c(d)(2):

Letter of Representation

Chief Financial Officer's Statement

I, Ronen Twito, hereby declare that:

(1)	I have reviewed the interim financial statements and the other financial information included in the interim reports of XTL Biopharmaceuticals Ltd. ("the Company") for the third quarter of 2012 ("the reports" or "the interim reports").

(2)	To my knowledge, the interim financial statements and any other financial information included in the reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)	To my knowledge, the interim financial statements and any other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company for the dates and periods addressed in the reports.

(4)	I have disclosed to the Company's auditor, to the Company's board of directors and audit committee, based on my last evaluation of internal control over financial reporting and disclosure:

(a)	All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure, to the extent that it refers to the interim financial statements and any other financial information included in the interim reports, that are liable to reasonably adversely affect the Company's ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

(b)	Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Company:

(a)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to guarantee that material information relating to the Company, including its consolidated companies as they are defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the consolidated companies, particularly during the period of the preparation of the reports; and

(b)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles.

D-4

(c)	Have not been made aware of any event or circumstance that occurred in the period from the date of the last report through the date of this report, that relates to the interim financial statements and to any other financial information included in the interim reports that is to modify, in my evaluation, the conclusion of management and the board of directors regarding the effectiveness of the Company's internal control over financial reporting and disclosure.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

November 25, 2012
Date	Ronen Twito, Deputy CEO and CFO

D-5

XTL BIOPHARMACEUTICALS LTD.

PRO FORMA INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

UNAUDITED

INDEX

Page

Auditors' Special Review Report	2

Condensed Pro forma Consolidated Statements of Comprehensive Loss	3

Notes to Pro forma Interim Consolidated Financial Statements	4 - 8

- - - - - - - - - - - -

Special auditors' review Report to the shareholders of XTL Biopharmaceuticals Ltd.

Introduction

We have reviewed the accompanied financial information of XTL Biopharmaceuticals Ltd (hereafter - the company) and its subsidiaries, which includes the proforma consolidated condensed statement of the comprehensive loss for the nine and three month periods ended September 30, 2012. The Board of directors and management are responsible for the preparation and fair presentation of this interim proforma financial information in accordance with IAS 34 "Interim Financial Reporting", subject to regulation 38(b) to the Israel Securities Regulations (Periodic and Immediate Reports), 1970 and to the proforma assumptions detailed in this proforma financial information, and are responsible to the preparation of the interim proforma financial information for this period according to chapter D to the Israel Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We have not reviewed the condensed interim financial information of a consolidated company, which its income included in the proforma consolidation are 100% of the total proforma consolidated income for the nine and three month periods then ended. The interim condensed financial information of this consolidated company was reviewed by other independent auditors, whose review report have been presented to us, and our conclusion, insofar as it relates to financial information for this company, is based on the review report of the other auditors.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the report of other auditors, nothing has come to our attention that causes us to believe that the proforma accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34 subject to regulation 38(b) to the Israel Securities Regulations (Periodic and Immediate Reports), 1970 and to the proforma assumptions detailed in this proforma financial information

In addition to what is said in the previous paragraph, based on our review and the report of other auditors, nothing has come to our attention that causes us to believe that the proforma accompanying interim financial information does not comply, in all material respects, with the disclosure provisions of Chapter D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	Kesselman & Kesselman
November 25, 2012	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

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XTL BIOPHARMACEUTICALS LTD.

Condensed Pro forma Consolidated Statements of Comprehensive Loss

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	U.S. dollars in thousands (except per share data)

Revenues from sales	1,672	2,437	468	529	3,171
Cost of sales	548	814	159	170	1,034

Gross profit	1,124	1,623	309	359	2,137

Research and development expenses	167	311	50	91	380
Selling and marketing expenses	959	1,542	244	379	1,855
General and administrative expenses	2,167	1,552	868	494	1,940
Other gains, net	-	795	-	-	802

Operating loss	(2,169)	(987)	(853)	(605)	(1,236)

Finance income	89	34	53	(18)	60
Finance expenses	(50)	(39)	1	20	(56)

Finance income (expenses), net	39	(5)	54	2	4

Loss before taxes on income	(2,130)	(992)	(799)	(603)	(1,232)
Tax benefits (tax expenses)	7	(11)	-	(4)	(11)

Comprehensive loss for the period	(2,123)	(1,003)	(799)	(607)	(1,243)

Loss for the period attributable to:
Equity holders of the parent company	(1,950)	(575)	(774)	(474)	(839)
Non-controlling interests	(173)	(428)	(25)	(133)	(404)

Comprehensive loss for the period	(2,123)	(1,003)	(799)	(607)	(1,243)

Basic and diluted loss per share (in U.S. dollars)	(0.009)	(0.003)	(0.003)	(0.002)	(0.004)

The accompanying notes are an integral part of the financial statements.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	Deputy CEO and CFO

Date of approval of the financial statements by the Company's Board: November 25, 2012

E-3

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Interim Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 1:-	A DESCRIPTION OF THE PRO FORMA EVENT

On June 13, 2012, XTL Biopharmaceuticals Ltd. ("the Company") entered into an agreement in principles according to which the Company will acquire the control over InterCure in consideration for investing an aggregate amount of approximately $ 2.7 million, partly in cash and partly by the allocation of Company shares. Also, besides the Company's investment in InterCure, a third party ("Medica Fund") will invest in InterCure an amount of approximately $ 630 thousand. The principles of the transaction are specified below:

InterCure will act to complete a debt settlement pursuant to section 350 to the Israeli Companies Law, 1999, prior to the closing of the transaction, according to which InterCure will convert its entire debts into Ordinary shares of InterCure based on a distribution agreed upon by InterCure and its creditors.

InterCure has undertaken to be free of any net debts and/or monetary liabilities on the date of closing of the transaction as well as free of any contingent liabilities, excluding an amount of up to $ 150 thousand in net liabilities.

On July 25, 2012, the transaction was completed after all the closing conditions had been met according to which the Company acquired 16,839,532 Ordinary shares with no par value of InterCure. In consideration, the Company allocated by a private placement 7,165,662 Ordinary shares of NIS 0.1 par value each with total value of $ 2.2 million, based on the market price of the Company's shares on the date of signing the agreement in principles and according to a $ 1.75 million pre-money valuation of InterCure but after all of InterCure's debts have been converted as discussed above ("InterCure's adjusted value"). The fair value of the Company's shares on the date of closing of the transaction was approximately $ 2,469 thousand. In addition, the Company provided InterCure an amount of approximately $ 150 thousand in cash on the basis of InterCure's adjusted value. After effecting the above allocation, the Company held about 50.79% of the issued and outstanding share capital of InterCure. The investment of Medica Fund on the date of closing of the transaction on the basis of InterCure's adjusted value amounted approximately $ 460 thousand.

Further, the Company and Medica Fund provided InterCure a loan of $ 500 thousand (the Company's share is $ 330 thousand) for a period of up to ten months at an overall interest rate of 15%. The Company and Medica Fund have the right to convert the loan into an additional 11,546,507 shares of InterCure (the Company's share is 7,620,695 shares) which will constitute, upon conversion and assuming full dilution on the date of closing, approximately 24.47% of the issued and outstanding share capital of InterCure (the Company's share in the convertible loan is 16.15% of the issued and outstanding share capital of InterCure). On August 6, 2012, Medica Fund converted the loan it provided InterCure into shares and its stake in InterCure is approximately 23.69% of the issued and outstanding share capital of InterCure (approximately 18.61% on a fully diluted basis, as of the date of the loan's conversion).

E-4

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Interim Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 1:-	A DESCRIPTION OF THE PRO FORMA EVENT (Cont.)

As of the date of the approval of the financial statements, the Company's stake in InterCure is approximately 45.41% of the issued and outstanding share capital of InterCure. However, if the Company converts the loan extended to InterCure into shares, its stake in InterCure will be approximately 54.72%. Assuming that all the options granted to employees and directors in InterCure are exercised, and assuming the above loan is converted, the Company's stake in InterCure will be approximately 51.51%.

After the date of the statement of financial position, InterCure granted 20,185,184 performance contingent options that are exercisable into 20,185,184 Ordinary shares with no par value to Gibuv Ltd. ("Gibuv"). If the entire performance contingent options granted to Gibuv are exercised, and assuming the conversion of said loan and the exercise of the entire options granted to directors and employees, the Company's stake in InterCure will be approximately 36.15% of the issued and outstanding share capital of InterCure.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The condensed pro forma interim consolidated financial statements ("pro forma statements") have been prepared in conformity with Regulation 38b to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. The significant accounting policies adopted in the preparation of the pro forma statements are consistent with those followed in the preparation of the interim consolidated financial statements of the Company, except as described in Note 3 below.

NOTE 3:-	ASSUMPTIONS USED IN THE PREPARATION OF THE PRO FORMA INTERIM CONSOLIDATED FINANCIAL STATEMENTS

a.	Condensed pro forma consolidated statements of comprehensive loss were presented in order to reflect the results of the Group's operations had InterCure's acquisition transaction been completed on January 1, 2011.

b.	Since the date of the pro forma investment (January 1, 2011), the Company's stake in InterCure is approximately 50.79% of the issued and outstanding share capital of InterCure.

c.	InterCure completed the debt settlement prior to the closing of the transaction, namely on December 31, 2010. Accordingly, finance expenses recognized by InterCure on its interest-bearing financial liabilities that were converted as part of InterCure's debt settlement have been deducted from finance expenses. However, finance expenses have been adjusted to reflect the interest on the loan that Medica Fund provided InterCure.

E-5

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Interim Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 4:-	SEGMENT REPORTING

The Group's management has determined the business segments based on reports that are reviewed by the chief operating decision maker to make strategic decisions.

Through July 25, 2012, the Company operated in one business segment - drug development. Since that date, with InterCure acquisition, the chief operating decision maker reviews the business activity both from the aspect of the nature of activity and from the geographical aspect. As to the nature of activity, he examines the results of the drug development activity and the results of the medical devices activity. Geographically, he examines the sale performances of medical devices in the U.S., Britain and other countries.

a.	Segment reporting data disclosed below assumes that InterCure acquisition was completed on January 1, 2011:

	Medical devices			Drug development	Adjustments	Total
	U.S.	Britain	Other countries
	U.S. dollars in thousands
Nine months ended September 30, 2012 (unaudited):

Revenues:
Revenues from external entities	1,375	288	9	-	-	1,672
Inter-segment revenues	-	-	429	-	(429)	-

Total revenues	1,375	288	438	-	(429)	1,672

Segment results	(40)	(23)	3	(294)	-	(354)

Nine months ended September 30, 2011 (unaudited):

Revenues:
Revenues from external entities	2,010	298	129	-	-	2,437
Inter-segment revenues	-	-	823	-	(823)	-

Total revenues	2,010	298	952	-	(823)	2,437

Segment results	(138)	(136)	6	(292)	-	(560)

E-6

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Interim Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 4:-	SEGMENT REPORTING (Cont.)

	Medical devices			Drug development	Adjustments	Total
	U.S.	Britain	Other countries
	U.S. dollars in thousands
Three months ended September 30, 2012 (unaudited):

Revenues:
Revenues from external entities	367	98	3	-	-	468
Inter-segment revenues	-	-	257	-	(257)	-

Total revenues	367	98	260	-	(257)	468

Segment results	(17)	(11)	1	(98)	-	(125)

Three months ended September 30, 2011 (unaudited):

Revenues:
Revenues from external entities	440	77	12	-	-	529
Inter-segment revenues	-	-	288	-	(288)	-

Total revenues	440	77	300	-	(288)	529

Segment results	(71)	(63)	(10)	(95)	-	(239)

Year ended December 31, 2011 (audited):

Revenues:
Revenues from external entities	2,643	394	134	-	-	3,171
Inter-segment revenues	-	-	761	-	(761)	-

Total revenues	2,643	394	895	-	(761)	3,171

Segment results	(92)	(198)	31	(379)	-	(638)

E-7

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Interim Consolidated Financial Statements as of September 30, 2012 (Unaudited)

NOTE 4:-	SEGMENT REPORTING (Cont.)

b.	Reconciliation between segment results and loss before taxes on income:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	U.S. dollars in thousands

Total results of reportable segments	(354)	(560)	(125)	(239)	(638)

Unallocated research and development expenses	(95)	(200)	(18)	(55)	(240)
Unallocated general and administrative expenses	(1,720)	(1,022)	(710)	(311)	(1,160)
Other gains, net	-	795	-	-	802
Finance income (expenses)	39	(5)	54	2	4

Loss before taxes on income	(2,130)	(992)	(799)	(603)	(1,232)

- - - - - - - - - - - -

E-8

XTL BIOPHARMACEUTICALS LTD.

PRO FORMA INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

UNAUDITED

INDEX

Page

Auditors' Special Review Report	2

Condensed Pro forma Consolidated Statement of Financial Position	3

Condensed Pro forma Consolidated Statements of Comprehensive Loss	4

Notes to Pro forma Interim Consolidated Financial Statements	5 - 9

- - - - - - - - - - - -

F-1

Special auditors' review Report to the shareholders of XTL Biopharmaceuticals Ltd.

Introduction

We have reviewed the accompanied financial information of XTL Biopharmaceuticals Ltd (hereafter - the company) and its subsidiaries, which includes the proforma condensed consolidated statement of financial position as of June 30, 2012 and the proforma consolidated condensed statement of the comprehensive loss for the six and three month periods the ended. The Board of directors and management are responsible for the preparation and fair presentation of this interim proforma financial information in accordance with IAS 34 "Interim Financial Reporting", subject to regulation 38(b) to the Israel Securities Regulations (Periodic and Immediate Reports), 1970 and to the proforma assumptions detailed in this proforma financial information, and are responsible to the preparation of the interim proforma financial information for this period according to chapter D to the Israel Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We have not reviewed the condensed interim financial information of a consolidated company, which its assets included in the proforma consolidation are approximately 14.87% of the total consolidated assets as of June, 30 2012 and its income included in the proforma consolidation are 100% of the total proforma consolidated income for the six and three month periods then ended. The interim condensed financial information of this company was reviewed by other independent auditors, whose review report have been presented to us, and our conclusion, insofar as it relates to financial information for this company, is based on the review report of the other auditors.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the report of other auditors, nothing has come to our attention that causes us to believe that the proforma accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34 subject to regulation 38(b) to the Israel Securities Regulations (Periodic and Immediate Reports), 1970 and to the proforma assumptions detailed in this proforma financial information.

In addition to what is said in the previous paragraph, based on our review and the report of other auditors, nothing has come to our attention that causes us to believe that the proforma accompanying interim financial information does not comply, in all material respects, with the disclosure provisions of Chapter D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	Kesselman & Kesselman
November 25, 2012	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

F-2

XTL BIOPHARMACEUTICALS LTD.

Condensed Pro forma Consolidated Statement of Financial Position

June 30,
2012
Unaudited
U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3,413
Short-term deposits	2,004
Trade receivables	68
Other accounts receivable	126
Restricted deposits	21
Inventories	186

5,818
NON-CURRENT ASSETS:
Long-term prepaid expenses and deposits	13
Property, plant and equipment, net	81
Intangible assets	4,854

4,948

Total assets	10,766

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Convertible loan	168
Trade payables	544
Other accounts payable	969

1,681
NON-CURRENT LIABILITIES:
Employee benefit liabilities	60

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY:
Ordinary share capital	5,960
Share premium and warrants	146,428
Accumulated deficit	(143,424)
Treasury shares	(1,862)

7,102
Non-controlling interests	1,923

Total equity	9,025

Total liabilities and equity	10,766

The accompanying notes are an integral part of the financial statements.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	Deputy CEO and CFO

Date of approval of the pro forma financial statements by the Company's Board: November 25, 2012

F-3

XTL BIOPHARMACEUTICALS LTD.

Condensed Pro forma Consolidated Statements of Comprehensive Loss

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	U.S. dollars in thousands (except per share data)

Revenues from sales	1,204	1,908	559	804	3,171
Cost of sales	389	644	196	256	1,034

Gross profit	815	1,264	363	548	2,137

Research and development expenses	117	220	62	115	380
Selling and marketing expenses	715	1,163	287	505	1,855
General and administrative expenses	1,299	1,058	783	470	1,940
Other gains, net	-	795	-	-	802

Operating loss	(1,316)	(382)	(769)	(542)	(1,236)

Finance income	36	52	3	17	60
Finance expenses	(51)	(59)	(47)	(20)	(56)

Finance income (expenses), net	(15)	(7)	(44)	(3)	4

Loss before taxes on income	(1,331)	(389)	(813)	(545)	(1,232)
Tax benefits (tax expenses)	7	(7)	(3)	(7)	(11)

Comprehensive loss for the period	(1,324)	(396)	(816)	(552)	(1,243)

Loss for the period attributable to:
Equity holders of the parent company	(1,176)	(101)	(737)	(418)	(839)
Non-controlling interests	(148)	(295)	(79)	(134)	(404)

Comprehensive loss for the period	(1,324)	(396)	(816)	(552)	(1,243)

Basic and diluted loss per share (in U.S. dollars)	(0.006)	(* )	(0.003)	(0.002)	(0.004)

* Less than USD 0.001

The accompanying notes are an integral part of the financial statements.

F-4

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Interim Consolidated Financial Statements as of June 30, 2012 (Unaudited)

NOTE 1:-	A DESCRIPTION OF THE PRO FORMA EVENT

On June 13, 2012, the Company entered into an agreement in principles with InterCure according to which, subject to carrying out the debt settlement pursuant to Article 350 to the Israeli Companies Law, 1999 ("the settlement") before the transaction in which InterCure will convert its entire debts into Ordinary shares of InterCure based on the distribution mechanism determined with all its debtors (including its employees) is consummated, the Company will acquire the control over InterCure in consideration for investing an aggregate amount of approximately $ 2.7 million, partly in cash and partly by the allocation of Company shares. Also, besides the Company's investment in InterCure, a third party ("Medica Fund") will invest in InterCure an amount of approximately $ 630 thousand.

As part of the prerequisites underlying the agreement, InterCure has undertaken to be free of any net debts and/or monetary liabilities on the date of closing of the transaction as well as free of any contingent liabilities, excluding an amount of up to $ 150 thousand in net liabilities.

On July 25, 2012, the transaction was completed after all the prerequisites had been met and the Company acquired 16,839,532 Ordinary shares of InterCure with no par value in consideration of a private placement of 7,165,662 Ordinary shares of the Company of NIS 0.1 par value each whose value on the date of signing the agreement measured according to the quoted market price of the Company's shares on the Tel-Aviv Stock Exchange approximated $ 2.2 million, and which represents a value of InterCure of $1.75 million before the money, but after all of InterCure's debts are converted as described above ("InterCure's adjusted value"). The fair value of the Company's shares on the date of consummation of the transaction was approximately $ 2,469 thousand. In addition, the Company provided InterCure an amount of approximately $ 150 thousand in cash on the basis of InterCure's adjusted value. After effecting the above allocation, the Company held approximately 50.79% of the issued and outstanding share capital of InterCure. The investment of Medica Fund on the date of closing on the basis of InterCure's adjusted value amounted to approximately $ 460 thousand.

Further, the Company and Medica Fund provided InterCure a loan of $ 500 thousand (the Company's share is $ 330 thousand) for a period of up to ten months at an overall interest rate of 15%. The Company and Medica Fund have the right to convert the loan into an additional 11,546,507 shares of InterCure (the Company's share is 7,620,695 shares) which will constitute, upon conversion and assuming full dilution on the date of closing, approximately 24.47% of the issued and outstanding share capital of InterCure (the Company's share in the convertible loan is 16.15% of the issued and outstanding share capital of InterCure). On August 6, 2012, Medica Fund converted the loan it provided InterCure into shares and its stake in InterCure is approximately 23.69% of the issued and outstanding share capital of InterCure (approximately 18.61% on a fully diluted basis, as of the date of the loan's conversion).

As of the date of the approval of the financial statements, the Company's stake in InterCure is approximately 45.41% of the issued and outstanding share capital of InterCure. However, if the Company converts the loan extended to InterCure into shares, its stake in InterCure will be approximately 54.72%. Assuming that all the options granted to employees and directors in InterCure are exercised, and assuming the above loan is converted, the Company's stake in InterCure will be approximately 51.51%.

F-5

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Interim Consolidated Financial Statements as of June 30, 2012 (Unaudited)

NOTE 1:-	A DESCRIPTION OF THE PRO FORMA EVENT (Cont.)

After the date of the statement of financial position, InterCure granted 20,185,184 performance contingent options that are exercisable into 20,185,184 Ordinary shares with no par value to Gibuv Ltd. ("Gibuv"). If the entire performance contingent options granted to Gibuv are exercised, and assuming the conversion of said loan and the exercise of the entire options granted to directors and employees, the Company's stake in InterCure will be approximately 36.15% of the issued and outstanding share capital of InterCure.

The table below summarizes the consideration paid for the Company's stake in InterCure, the amounts recognized in the consolidated financial statements for the assets acquired and liabilities assumed and the fair value on the date when the non-controlling interest were acquired had the transaction been completed on June 30, 2012.

	U.S. dollars in thousands
Consideration:

Cash	*)	479
Fair value of Company's shares issued in the acquisition	**)	1,862

		2,341
Amounts recognized for identifiable assets acquired and liabilities assumed:

Current assets (including convertible loan of $ 330 thousand that the Company provided InterCure)		1,538
Treasury shares		1,862
Long-term prepaid expenses and deposits		13
Property, plant and equipment		50
Intangible assets	***)	2,397
Current liabilities		(940)
Employee benefit liabilities		(60)

Total identifiable net assets		4,860
Non-controlling interests at fair value		(1,923)
Gain from bargain sale		(596)

		2,341

*)	Includes $ 330 thousand that the Company gave as a convertible loan, as above.
**)	Fair value as of June 30, 2012.
***)	Includes technology of $ 1,909 thousand and brand name of $ 488 thousand that are depreciated on a straight-line basis over a period of 9 and 10 years, respectively.

F-6

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Interim Consolidated Financial Statements as of June 30, 2012 (Unaudited)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The condensed pro forma interim consolidated financial statements ("pro forma statements") have been prepared in conformity with Regulation 38b to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. The significant accounting policies adopted in the preparation of the pro forma statements are consistent with those followed in the preparation of the interim consolidated financial statements of the Company, except as described in Note 3 below.

NOTE 3:-	ASSUMPTIONS USED IN THE PREPARATION OF THE PRO FORMA INTERIM CONSOLIDATED FINANCIAL STATEMENTS

a.	The pro forma consolidated statement of financial position was presented in order to reflect the financial position of the Group companies ("the Group") had InterCure's acquisition transaction been completed on June 30, 2012.

Condensed pro forma consolidated statements of comprehensive loss were presented in order to reflect the results of the Group's operations had InterCure's acquisition transaction been completed on January 1, 2011.

b.	Since the date of the pro forma investment (January 1, 2011), the Company's stake in InterCure is approximately 50.79% of the issued and outstanding share capital of InterCure.

c.	InterCure completed the debt settlement prior to the closing of the transaction, namely on June 30, 2012 and December 31, 2010 in connection with the presentation of the pro forma consolidated statement of financial position and the pro forma consolidated statements of comprehensive loss, respectively. Accordingly, finance expenses recognized by InterCure on its interest-bearing financial liabilities that were converted as part of InterCure's debt settlement have been deducted from finance expenses. However, finance expenses have been adjusted to reflect the interest on the loan that Medica Fund provided InterCure.

NOTE 4:-	SEGMENT REPORTING

The Group's management has determined the business segments based on reports that are reviewed by the chief operating decision maker to make strategic decisions.

Through July 25, 2012, the Company operated in one business segment - drug development. Since that date, with InterCure acquisition, the chief operating decision maker reviews the business activity both from the aspect of the nature of activity and from the geographical aspect. As to the nature of activity, he examines the results of the drug development activity and the results of the medical devices activity. Geographically, he examines the sale performances of medical devices in the U.S., Britain and other countries.

F-7

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Interim Consolidated Financial Statements as of June 30, 2012 (Unaudited)

NOTE 4:- SEGMENT REPORTING (Cont.)

a.	Segment reporting data disclosed below assumes that InterCure acquisition was completed on January 1, 2011:

	Medical devices			Drug development	Adjustments	Total
	U.S.	Britain	Other countries
	U.S. dollars in thousands
Six months ended June 30, 2012 (unaudited):

Revenues:
Revenues from external entities	1,008	190	6	-	-	1,204
Inter-segment revenues	-	-	172	-	(172)	-

Total revenues	1,008	190	178	-	(172)	1,204

Segment results	(23)	(12)	2	(196)	-	(229)

Six months ended June 30, 2011 (unaudited):

Revenues:
Revenues from external entities	1,570	221	117	-	-	1,908
Inter-segment revenues	-	-	535	-	(535)	-

Total revenues	1,570	221	652	-	(535)	1,908

Segment results	(67)	(73)	16	(197)	-	(321)

Three months ended June 30, 2012 (unaudited):				``

Revenues:
Revenues from external entities	457	102	-	-	-	559
Inter-segment revenues	-	-	17	-	(17)	-

Total revenues	457	102	17	-	(17)	559

Segment results	(14)	22	(2)	(91)	-	(85)

F-8

XTL BIOPHARMACEUTICALS LTD.

Notes to Pro forma Interim Consolidated Financial Statements as of June 30, 2012 (Unaudited)

NOTE 4:- SEGMENT REPORTING (Cont.)

	Medical devices			Drug development	Adjustments	Total
	U.S.	Britain	Other countries
	U.S. dollars in thousands
Three months ended June 30, 2011 (unaudited):

Revenues:
Revenues from external entities	598	100	106	-	-	804
Inter-segment revenues	-	-	354	-	(354)	-

Total revenues	598	100	460	-	(354)	804

Segment results	(49)	(23)	9	(98)	-	(161)

Year ended December 31, 2011 (audited):

Revenues:
Revenues from external entities	2,643	394	134	-	-	3,171
Inter-segment revenues	-	-	761	-	(761)	-

Total revenues	2,643	394	895	-	(761)	3,171

Segment results	(92)	(198)	31	(379)	-	638

b.	Reconciliation between segment results and loss before taxes on income:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	U.S. dollars in thousands

Total results of reportable segments	(229)	(321)	(85)	(161)	(638)

Unallocated research and development expenses	(77)	(145)	(37)	(75)	(240)
Unallocated general and administrative expenses	(1,010)	(711)	(647)	(306)	(1,160)
Other gains, net	-	795	-	-	802
Finance income (expenses)	(15)	(7)	(44)	(3)	4

Loss before taxes on income	(1,331)	(389)	(813)	(545)	(1,232)

- - - - - - - - - - - -

F-9

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 26, 2012	By:	/s/ David Grossman
	Name:	David Grossman
	Title:	Chief Executive Officer